

2023

PROXY STATEMENT

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Dear Fellow Shareholders,

Nasdaq's accomplishments over the last year have been outstanding. Despite the challenging economy and global macroeconomic uncertainty, the Nasdaq team executed with precision across our entire business. The following highlights not only reflect the resilience of our businesses and unwavering commitment to our clients, but also our focus on continuously expanding our capabilities and generating value for you.

Performance Highlights

- Achieved record net revenues[1] of $3.6 billion, an increase of 5% from 2021.

- Implemented our new corporate structure with our business units organized into three divisions: Market Platforms, Capital Access Platforms, and Anti-Financial Crime.

- Continued to be a global leader for IPOs, as The Nasdaq Stock Market led U.S. exchanges for operating company IPOs with a 92% total win rate. We were pleased to welcome six of the ten largest U.S. IPOs by capital raised. In the Nordic and Baltic regions, Nasdaq maintained its leadership position with 38 IPOs.

- Migrated the Nasdaq MRX options market to the cloud, marking a major milestone in Nasdaq's journey to modernize and build the next-generation infrastructure for the world's capital markets.

- Announced the establishment of our digital assets business to power the digital asset ecosystem.

- Grew our Anti-Financial Crime business, including expanding our customer base and enhancing our suite of fraud detection and surveillance offerings.

- Returned over $1.0 billion to our shareholders through quarterly dividends and share repurchases and announced our expectation to increase our dividend payout ratio over the next five years.

Board Leadership Structure

Effective January 1, 2023, the Board combined the positions of Chair and CEO under the leadership of Adena T. Friedman and designated Michael R. Splinter as the Board's Lead Independent Director. The independent members of the Board unanimously concluded that it is in the best interests of the Company and its shareholders to combine the roles of Chair and CEO at this time to enable the efficient execution of our strategic plan, particularly our recent reorganization, and realize our vision for the future. At the same time, our Board strengthened the responsibilities of the Lead Independent Director role, which is described in our Corporate Governance Guidelines and in this Proxy Statement, to include additional duties that promote independent, objective oversight. Given these changes, we believe we have adopted the right governance structure to effectively allocate authority, responsibility, and oversight between management and the independent Directors, who will constitute 10 out of 11 members of our Board if all of the director nominees are elected at the 2023 Annual Meeting.

**2022
Net revenues**

$$\$3.6B$$

5% increase from 2021

1.   Represents revenues less transaction-based expenses.

Board Refreshment

As a Board, we also continue to evolve to ensure that we have the right combination of backgrounds, skill sets, and perspectives to guide the Company into the future. Today, we represent experiences across a relevant range of skill sets including capital markets, technology and innovation, client experience, cybersecurity, risk management, and others. We were excited to welcome Johan Torgeby, the President and CEO of Skandinaviska Enskilda Banken, to the Board as a new director in July 2022. Mr. Torgeby's extensive experience in financial services, fintech, anti-financial crime, and risk management brings invaluable insight as we continue to increase liquidity, transparency, and integrity to the global financial ecosystem. In this Proxy Statement, we are also pleased to announce the nomination of Jeffery W. Yabuki for election to the Board. Mr. Yabuki is the former Chairman and CEO of Fiserv, Inc., a publicly traded global leader in financial services and payments technology. His significant experience with highly complex global financial services and extensive knowledge of fintech, payments, anti-financial crime, and corporate strategy add an optimal combination of strong leadership capabilities and skills vital to the future of Nasdaq. Mr. Yabuki will be Nasdaq's fourth new director elected since 2019.

ESG Commitment

Nasdaq's commitment to ESG leadership is integrated across all aspects of our operations and is an important component of our culture. Governance excellence starts with us, the Board of Directors, and the Management Committee, which includes our executive leadership. Our Nominating & ESG Committee continued to provide oversight of Nasdaq's diversity and inclusion efforts as well as our sustainability initiatives in 2022. Nasdaq was again named to the Dow Jones Sustainability North America Index for the seventh consecutive year and received approval by the Science Based Targets initiative for our near and long-term emissions reduction targets. Our progress also is reflected in the numerous award recognitions and ESG scorecard improvements that we received in the past year.

Risk Oversight

Under the leadership of the Audit & Risk Committee, the Board remained focused in 2022 on its oversight of Nasdaq's risk framework as a vital component of ensuring the long-term viability of Nasdaq's business operations. In 2022, the Audit & Risk Committee monitored the risks associated with geopolitical instability, volatility in the European power markets, and Nasdaq's digital assets business, among other things. The Audit & Risk Committee also participated in a tabletop exercise on cyber/ransomware preparedness and received briefings from the Chief Information Security Officer at least quarterly regarding cybersecurity topics.

Reimagining the Future

We are a company of landmark beginnings, from launching the first electronic exchange in 1971 to migrating the first exchange to the cloud last year. We continue to reimagine technology to better serve global markets, and our continued success relies on our commitment to embracing inclusive growth, driving innovation, and empowering our employees. In order to rewrite the future, we must rewrite the way we work. We are confident in our new corporate structure and are incredibly energized by what lies ahead.

Thank you for your investment and trust in Nasdaq and for the opportunity to serve as your Board of Directors.

Melissa M. Arnoldi

Charlene T. Begley

Steven D. Black

Adena T. Friedman

Essa Kazim

Thomas A. Kloet

Michael R. Splinter

Johan Torgeby

Toni Townes-Whitley

Alfred W. Zollar



Dear Shareholders,

For Nasdaq, 2022 was another year of milestones, strategic firsts, and market-leading innovation.

Amid persistent economic uncertainty, we delivered value to our clients that translated into strong growth for our company, both at the top line, with 5% growth in net revenues and 8% growth in annualized recurring revenue[1] in the fourth quarter of 2022, as well as on the bottom line with a 6% increase in non-GAAP EPS.[2]

Throughout our history, technology has served as a cornerstone of our industry leadership – allowing us to innovate for clients and create new opportunities for growth. Last year was no exception. In 2022, we made significant progress towards the modernization of the world's market infrastructure with the migration of our first market to the cloud. Our systematic investments, both in building proprietary data sets and our cloud journey, ensure that we are well-positioned to continue harnessing the power of artificial intelligence in support of our clients and our own operations. It's clear that our investments in building the financial infrastructure of the future are already paying off, and these efforts will continue into 2023.

As we focus on ensuring we capitalize on the long-term opportunities in front of us, we announced and implemented a new corporate structure that aligns Nasdaq with the key megatrends that will shape the financial industry in the years ahead. This new structure segments Nasdaq's businesses into three divisions and formalizes our focus on the three foundational pillars of the global financial ecosystem: liquidity, transparency, and integrity.

- Our Market Platforms division advances our liquidity pillar, driving the modernization of markets and their underlying infrastructure, while delivering market-leading innovations that power the world's economies.

- Our Capital Access Platforms division supports our transparency pillar, expanding connections between the corporate and investor communities by minimizing friction, reducing complexity, and creating more seamless access to capital.

- Finally, our Anti-Financial Crime division reflects our commitment to integrity, continuing our leading efforts to protect and strengthen trust in the global financial system.

Our new corporate structure will help us unlock new growth opportunities in the years ahead. We will be better able to deliver the entire enterprise to our clients and build more holistic solutions to help them solve their most complex challenges. It will also make us more nimble and agile in adopting emerging technologies and delivering that innovation to our clients. Most importantly, it will help us fully realize our vision of becoming the trusted fabric of the global financial system.

This new strategic vision is also fully aligned with the Nasdaq purpose: advancing economic progress for all. In a year marked by constant change, we leveraged the Nasdaq Foundation, our global team, and thoughtful partnerships focused on reimagining investor engagement and diversifying entrepreneurship, to elevate the global communities we support and move us all closer to a more sustainable and equitable future.

We continued to advance the reach of the Nasdaq Foundation's Quarterly Grant Program, nearly doubling the number of grant recipients in 2022 to accelerate educational programs focused on empowering communities with the tools and resources needed to participate in the wealth that markets can create. We also launched the New Investor Initiative, which will examine different approaches to

1. Annualized recurring revenue (ARR) for a given period is the annualized revenue derived from subscription contracts with a defined contract value. This excludes contracts that are not recurring, are one-time in nature, or where the contract value fluctuates based on defined metrics. ARR is one of our key performance metrics to assess the health and trajectory of our recurring business. ARR does not have any standardized definition and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

2. Refer to Annex A of this Proxy Statement for a reconciliation of U.S. GAAP to non GAAP measures.





investor engagement with the goal of identifying solutions that will make the culture of investing more inclusive. Each of these efforts is focused on tackling the systemic barriers many communities face to generating and sustaining wealth; we look forward to expanding on these efforts in 2023 and beyond.

The past few years have tested all of us. Yet, these unpredictable and highly dynamic moments have served to make Nasdaq an even stronger company. The continued strength of our performance is reflective of the value we deliver for our clients. This perhaps becomes even more evident in more challenging environments, where they rely on us even more as their trusted partner. This gives me confidence we are better positioned than ever for the challenges and opportunities that lie ahead. Our steady strength in a dynamic market environment is a testament to the diversified and resilient business we have built. While we navigate this evolving landscape, we will continue to invest in the foundational technology and key growth areas that will drive our long-term evolution.

As we continue to execute on our strategic vision, we look forward to realizing the benefits of a new corporate structure and workforce that are fully aligned behind our purpose.

Thank you for being part of our journey to becoming the trusted fabric of the global financial system.

Sincerely,

Adena T. Friedman
Chair and CEO
Nasdaq, Inc.

As we continue to execute on our strategic vision, we look forward to realizing the benefits of a new corporate structure and workforce that are fully aligned behind our purpose.



Board of Directors*

Melissa M. Arnoldi	Thomas A. Kloet
Charlene T. Begley	Michael R. Splinter
Steven D. Black	Johan Torgeby
Adena T. Friedman	Toni Townes-Whitley
Essa Kazim	Alfred W. Zollar

Executive Officers

Adena T. Friedman
Chair and CEO

Brendan Brothers
Interim Head of Anti-Financial Crime

Tal Cohen
President

Michelle L. Daly
SVP and Controller and Principal
Accounting Officer

Ann M. Dennison
EVP and CFO

P.C. Nelson Griggs
President

Bradley J. Peterson
EVP and CIO/CTO

Jeremy Skule
EVP and Chief Strategy Officer

Bryan E. Smith
EVP and Chief People Officer

John A. Zecca
EVP and Chief Legal, Risk and
Regulatory Officer

*Members of the Board as of April 28, 2023

Acronyms and Certain Defined Terms

ARR	Annualized Recurring Revenue
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
COBRA	Consolidated Omnibus Budget Reconciliation Act
CTO	Chief Technology Officer
DEI	Diversity, Equity, and Inclusion
ECIP	Executive Corporate Incentive Plan
EPS	Earnings Per Share
Equity Plan	Nasdaq's Equity Incentive Plan
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ESPP	Employee Stock Purchase Plan
EVP	Executive Vice President
Exchange Act	Securities Exchange Act of 1934, as amended
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation"
Form 10-K	Nasdaq's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022, as filed with the SEC on February 23, 2023
GHG	Greenhouse Gas
IPO	Initial Public Offering
M&A	Mergers and Acquisitions
NEO	Named Executive Officer
P&L	Profit & Loss
PCAOB	Public Company Accounting Oversight Board
People@Nasdaq	Nasdaq's Human Resources Team
PSU	Performance Share Unit
RSU	Restricted Stock Unit
SaaS	Software as a Service
S&P	Standard & Poor's
SEC	U.S. Securities and Exchange Commission
SVP	Senior Vice President
TCFD	Task Force on Climate-related Financial Disclosures
TSR	Total Shareholder Return
U.S. GAAP	U.S. Generally Accepted Accounting Principles
VP	Vice President



Table of Contents



About Nasdaq

Strategic Framework

Core Purpose

We advance economic progress for all

Long-Term Vision

We will be the trusted fabric of the world's financial system

Value Proposition

We deliver world-leading platforms that improve the liquidity, transparency, and integrity of the global economy

Realigned Organization

Our businesses are now segmented into three divisions to drive growth and advance our strategic pillars.

Market Platforms

- Trading Services
- Marketplace Technology

Modernizing markets to amplify liquidity

Capital Access Platforms

- Data & Listing Services
- Index
- Workflow & Insights

Enhancing transparency by connecting corporates and investors

Anti-Financial Crime

- Fraud and Anti-Money Laundering
- Surveillance

Delivering integrity through a comprehensive anti-financial crime suite

85.5%

3-year TSR[1]

GAAP EPS

2022	$2.26
2021	$2.35
2020	$1.86

Non-GAAP EPS

2022	$2.66
2021	$2.52
2020	$2.06

1. In this Proxy Statement, TSR for a particular period is calculated by adding cumulative dividends to the ending stock price and dividing this by the beginning stock price. A 30-day average is used to calculate the beginning and ending stock prices.

Client Centricity Creates Shareholder Value

Solutions Businesses Revenue[1]

$2.6B

increased 9% from 2021, including 10% organic growth and 1% from the impact of an acquisition, partially offset by a negative 2% foreign exchange impact

Market Platforms Net Revenues

$1.6B

unchanged from 2021, with positive organic growth offset by foreign exchange impact

11%

increase in quarterly dividend

Over $1B

returned to shareholders in 2022 through share repurchases and dividends

2022 Results



$3.6B

net revenues, an increase of 5% compared to 2021



$2.0B

in ARR in the fourth quarter of 2022, an increase of 8% year-over-year

$725M

in annualized SaaS revenues in the fourth quarter of 2022, an increase of 13% compared to the same period in 2021



89%

U.S. IPO win rate for The Nasdaq Stock Market in 2022, including 92% win rate among operating company IPOs



1. Constitutes revenues from our Capital Access Platforms and Anti-Financial Crime segments and Marketplace Technology business within our Market Platforms segment.



Meeting Notice

Virtual Meeting Logistics



Date
Wednesday, June 21, 2023



Time
8:00 a.m., Eastern Time



Where
virtualshareholdermeeting.com/NDAQ2023

Items of Business

1. To elect 11 directors for a one-year term

2. To approve the Company's executive compensation on an advisory basis

3. To conduct an advisory vote on the frequency of future advisory votes on executive compensation

4. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2023

5. To consider a shareholder proposal described in the accompanying Proxy Statement, if properly presented at the meeting

6. To consider any other business that may properly come before the Annual Meeting or any adjournment or postponement of the meeting

Important Meeting Information

Record Date

Shareholders of record as of April 24, 2023 will be eligible to vote at and participate in the Annual Meeting using the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, voter instruction form, or proxy card.

A Notice of Internet Availability of Proxy Materials will be mailed on or about April 28, 2023.

Asking Questions

Prior to the meeting, questions can be submitted at proxyvote.com.
During the meeting, questions may be submitted in the question box provided at virtualshareholdermeeting.com/NDAQ2023.

Replays

A replay of the Annual Meeting will be posted as soon as practical at ir.nasdaq.com along with answers to pertinent shareholder questions that are received before and during the Annual Meeting that cannot be answered due to time constraints. The replay will be available for one year following the Annual Meeting.

Voting

Your vote is important to us. Please promptly vote your shares as soon as possible by internet, telephone, or returning your proxy card.

We have also created an Annual Meeting website to make it easy for you to access our Annual Meeting materials at nasdaq.com/annual-meeting. There you will find an overview of voting items, this Proxy Statement, other important information, as well as a link to vote your shares.

To express our appreciation for your participation, Nasdaq will make a $1 charitable donation to BRAC, a leading international nonprofit, on behalf of every unique holder that votes.

How to Vote

Use any of the following methods and your 16-digit control number.



Online
Visit proxyvote.com
Visit 24/7



By Phone
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



By Mail
Cast your ballot, sign your proxy card, and return by postage-paid envelope



Attend the Annual Meeting
Vote during the meeting by following the instructions on the website

By Order of the Board of Directors,

Erika Moore
VP, Deputy General Counsel and Corporate Secretary

Important notice regarding the availability of proxy materials for the 2023 Annual Meeting of Shareholders to be held on June 21, 2023.

Nasdaq's 2023 Proxy Statement and 2022 Form 10-K are available at:

nasdaq.com/annual-meeting

 

Voting Roadmap

This summary of proposals and recommendations is intended to provide an overview of voting matters and may not contain all the information that is important to you. Please review this entire Proxy Statement, as well as our Form 10-K, prior to voting.

Proposal 1: Election of Directors

Elect 11 directors to hold office until the 2024 Annual Meeting.

Board Recommendation: ☑

FOR each director nominee.

We have built a highly engaged, independent Board with broad and diverse experience that is committed to representing the long-term interests of our shareholders.

Proposal 2: Advisory Vote on Executive Compensation

Approve, on an advisory (non-binding) basis, the 2022 compensation of the Company's NEOs.

Board Recommendation: ☑

FOR the approval, on an advisory basis, of our executive compensation.

Compensation decisions are based on Nasdaq's financial and operational performance and reflect a continued emphasis on variable, at-risk compensation paid over the long-term. Incentives are aligned with strategic priorities, business objectives, and shareholder interests.

Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Approve, on an advisory (non-binding) basis, the frequency of future advisory votes on executive compensation.

Board Recommendation: ONE YEAR

For the approval, on an advisory basis, to vote to approve executive compensation every ONE YEAR.

Under SEC rules, Nasdaq shareholders are entitled to cast an advisory vote at least every six years to indicate the frequency (one year, two years or three years) with which we should hold future non-binding votes to approve executive compensation. Our shareholders last voted on such a resolution in 2017, with the majority voting for a frequency of holding an advisory vote on executive compensation every year (one-year frequency).

Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

Board Recommendation: ☑

FOR the ratification of Ernst & Young LLP.

The Audit & Risk Committee is directly responsible for the annual review, compensation, retention, and oversight of our independent external auditor. The Audit & Risk Committee, and our Board, believe that the continued retention of Ernst & Young LLP is in the best interests of Nasdaq and its shareholders.

Proposal 5: Shareholder Proposal – Independent Board Chairman

A shareholder proposal, if properly presented at the meeting, requesting that the Company's governing documents require the positions of Chair of the Board and CEO be held by different individuals.

Board Recommendation: ☒

AGAINST this proposal.

The Company believes that permitting the Board to have the flexibility to determine, from time to time, whether the same individual should serve as both CEO and Chair is critical to determine and establish the leadership structure that is best for the Company and our shareholders. The shareholder proposal would eliminate the Board's flexibility and discretion to determine the appropriate Board leadership structure.



Vote to Make a Difference.

Every vote counts. To express our appreciation for your participation, Nasdaq will make a $1 charitable donation to BRAC on behalf of every unique shareholder that votes.

BRAC is a leading international nonprofit with a mission to empower people and communities in situations of poverty, illiteracy, disease, and social injustice. They design proven, scalable solutions that equip people with the support, skills, and confidence they need to lift themselves out of poverty and achieve their potential.

 

Shareholder Engagement



Accountability to shareholders is not just a mark of good corporate governance – it is a critical component of our success. Fostering long-term relationships and maintaining trust with our shareholders is a key priority for both management and the Board. We are committed to constructive, honest, and year-round engagement with shareholders, including portfolio managers and investment stewardship teams—and our Corporate Governance Guidelines codify our Board's commitment to oversight of shareholder engagement.



The central components of our investor outreach are described below.

Investor Day

At our biennial Investor Day, Nasdaq's Chair and CEO, CFO, and other members of the Management Committee provide an update on our vision, strategy, and outlook, including a detailed overview of each business division, Nasdaq's financial performance and our ESG-related initiatives. Question and answer sessions are also held with members of the investment community throughout the day. This is an important opportunity to demonstrate the breadth of our leadership team, offer our current and prospective shareholders a deeper understanding of the Company and its opportunities, and build confidence across all stakeholder groups in our strategy and plans to drive sustainable growth.

This event was held in November 2022 at Nasdaq's New York headquarters and was also broadcast via live webcast. Replays were made available on our website following the event.

Annual Meeting of Shareholders

Our Annual Meeting of Shareholders is conducted virtually through a live webcast and online shareholder tools. This promotes shareholder attendance and participation, enabling shareholders to participate fully, and equally, from any location around the world, free of charge. Given our global footprint, we believe this is the right choice. The virtual format results in cost savings to the Company and shareholders and is designed to enhance shareholder access, participation, and communication.

To further our engagement with all shareholders, including retail and employee shareholders, we significantly enhanced our Annual Meeting website in 2021 and

 

continue to refine it in order to provide shareholders with a platform to easily access information about our Annual Meeting, our director nominees, and the matters our shareholders will vote upon this year. To view the 2023 Annual Meeting webpage, please visit nasdaq.com/annual-meeting.

Perception Study

As part of our ongoing efforts to enhance our communication with the investment community and gather feedback, we conduct an annual investor perception study to gather additional investor feedback. We value our stakeholders' perspectives on a range of topics including the Company's corporate strategy, investment proposition, management team, investor relations efforts, and ESG initiatives. The feedback we receive from the survey is shared with management and the Board and used as part of our work to continuously improve our shareholder engagement.

Year-round Engagement

Our Investor Relations and Corporate Secretary teams provide periodic Company updates throughout the year to our institutional shareholders, driving awareness of our Company performance, significant corporate governance matters, sustainability initiatives, and changes in our Board and executive management.

Our comprehensive engagement program also features year-round investor relations outreach efforts through investor conferences, non-deal roadshows, and meetings on a regular basis. We strive to engage with a broad set of institutional investors ranging from large institutions to smaller and mid-sized firms, pension funds, endowments, family offices, and individual investors, and we aim to obtain their input on key matters and hear from them on the issues that matter most.

Shareholder feedback provides our Board and management with valuable insights on our business strategy and performance, corporate responsibility, executive compensation, ESG initiatives, and many other topics. This feedback informs various business decisions and helps us more effectively tailor the information we disclose to the public. Generally, webcasts of management's presentations at industry or investor conferences are made available to investors and are accessible for a period of time at ir.nasdaq.com.

2022 by the Numbers

Broad Investor Outreach	**5** investor (non-deal) road shows	**19** investor conferences	**35+** ESG investor engagements

Depth of Engagement	**250+** institutional investment firms	Met with shareholders representing **65%** of our outstanding shares (as of 12/31/2022)

Transparent and Informed Governance Practices

Shareholder input is regularly shared with our Board, Board Committees, and management. In addition to shareholders' sentiments, the Nominating & ESG Committee of our Board considers corporate governance trends and best practices, including the practices of our peers and other large companies, and regularly reviews the voting results of our shareholder meetings.

Meaningful Actions

Our continuous engagement and ongoing dialogue with the investment stewardship teams of our institutional investors, as well as our other shareholders, through various forums and formats throughout the year have led to enhancements in our: corporate strategy; corporate governance; human capital management and ESG programs; and shareholder returns and capital deployment. Our key actions in 2022 in each area are highlighted below.

Corporate Strategy

- ✓ **Implemented our new corporate structure,** with our business units aligned into three divisions: Market Platforms, Capital Access Platforms, and Anti-Financial Crime. The new structure aligns the Company more closely with evolving client needs and the global financial system.

- ✓ **Advanced our strategic positioning to maximize opportunities as a technology, markets, and analytics provider** with significant, strategic organic investments in our high growth markets, such as anti-financial crime, workflow and insights, and index.

Corporate Governance

- ✓ **Implemented a new Board leadership structure** under which our CEO, Adena T. Friedman, was unanimously elected by the independent directors as Chair of the Board, effective January 1, 2023. Our former Chair, Michael R. Splinter, was elected as Lead Independent Director, a robust role with significant responsibilities.

- ✓ **Actively conducted year-round planning for director succession and Board refreshment,** including a review and analysis of the skills, attributes, and expertise for future Board nominees. We have added one new independent director since our 2022 Annual Meeting, and we are proposing another new independent director nominee for election at the 2023 Annual Meeting.

- ✓ **Continued our Board Committee rotation** to ensure racial/ethnic diversity, in addition to gender diversity, on each Committee.

- ✓ **Created a new in-house director education series** through which our Board has the opportunity to join a quarterly information session on a topic of importance to Nasdaq.

 

Human Capital Management and ESG Programs

- ✔ **Continued to strengthen our DEI initiatives,** resources, and leadership training tools by leveraging existing programs (such as our 11 employee-led internal affinity networks) and undertaking new initiatives.

- ✔ **Published our second TCFD report,** received approval from the Science Based Targets initiative for our near- and long-term emissions reductions targets, and received an A rating from CDP (formerly Carbon Disclosure Project) to reflect that Nasdaq has been recognized for leadership in corporate transparency and performance on climate change.

- ✔ **Continued our net carbon neutral program** for the fifth consecutive year.

- ✔ **Improved our MSCI ESG Rating** from BBB to AA, placing Nasdaq in MSCI's "Leaders" category.

- ✔ **Named for the seventh consecutive year to the Dow Jones Sustainability Index** and maintained our industry leadership as one of just eight diversified financial services companies selected for inclusion in the 2022 North America Index.

Shareholder Returns and Capital Deployment

- ✔ **Increased our regular quarterly dividend** by 11% to $0.20 per share, consistent with our Board's policy to provide shareholders with regular and growing dividends over the long-term as our earnings and cash flow grow.

- ✔ **Announced goal to increase our dividend payout ratio** to the 35% to 38% range by 2027, to reinforce a consistent and compelling dividend opportunity for shareholders.

Our Board





Proposal 1: Election of Directors

 The Board unanimously recommends that shareholders vote FOR each nominee to serve as a director.

The business and affairs of Nasdaq are managed under the direction of our Board. Our directors have diverse backgrounds, attributes, and experiences that provide valuable insights for the Board's oversight of the Company.

Pursuant to our Amended and Restated Certificate of Incorporation and By-Laws and based on our governance needs, the Board determines the total number of directors. The Board is authorized to have 11 directors following our 2023 Annual Meeting.

Each of the 11 nominees identified in this Proxy Statement has been nominated by our Nominating & ESG Committee and Board for election to a one-year term expiring at our 2024 Annual Meeting of Shareholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier death, resignation, or removal. All nominees have consented to be named in this Proxy Statement and to serve on the Board, if elected.

In an uncontested election, our directors are elected by a majority of votes cast at any meeting for the election of directors at which a quorum is present. This election is an uncontested election, and therefore, each of the 11 nominees must receive the affirmative vote of a majority of the votes cast to be duly elected to the Board. Any shares not voted, including as a result of abstentions or broker non-votes, will not impact the vote.

Our Corporate Governance Guidelines require that, in an uncontested election, an incumbent director must submit an irrevocable resignation as a condition to his or her nomination for election. If an incumbent director fails to receive the requisite number of votes in an uncontested election, the irrevocable resignation becomes effective and such resignation will be considered by the Nominating & ESG Committee, which will recommend to the full Board whether or not to accept the resignation. The Board will act on the Committee's recommendation and disclose publicly its decision-making process with respect to the resignation. Each of the incumbent directors has submitted an irrevocable resignation.

Our 2023 Director Nominees[1]



Melissa M. Arnoldi, 50
Director Since: 2017 | Non-Industry; Public

EVP and Chief Customer Officer,
AT&T Consumer

Other Public Company Boards: 0
Committee Memberships:
Finance | Management Compensation



Steven D. Black, 70
Director Since: 2011 | Non-Industry; Public

Former Co-CEO, Bregal Investments

Other Public Company Boards: 1
Committee Memberships:
Management Compensation (Chair)
Nominating & ESG



Essa Kazim, 64
Director Since: 2008 | Non-Industry

Governor, Dubai International
Financial Centre

Other Public Company Boards: 1
Committee Memberships: Finance



Michael R. Splinter, 72
Lead Independent Director
Director Since: 2008 | Non-Industry; Public

Retired Chairman and CEO,
Applied Materials, Inc.

Other Public Company Boards: 2
Committee Memberships:
Management Compensation | Nominating & ESG



Toni Townes-Whitley, 59
Director Since: 2021 | Non-Industry; Public

Former President, U.S. Regulated
Industries, Microsoft

Other Public Company Boards: 2
Committee Memberships:
Audit & Risk | Management Compensation



Alfred W. Zollar, 68
Director Since: 2019 | Non-Industry; Public

Executive Advisor, Siris Capital Group, LLC

Other Public Company Boards: 3
Committee Memberships:
Audit & Risk | Nominating & ESG



Charlene T. Begley, 56
Director Since: 2014 | Non-Industry; Public

Retired SVP and CIO,
General Electric Company

Other Public Company Boards: 2
Committee Memberships:
Audit & Risk | Nominating & ESG (Chair)



Adena T. Friedman, 53
Director Since: 2017 | Staff

Chair and CEO, Nasdaq

Other Public Company Boards: 0
Committee Memberships: Finance



Thomas A. Kloet, 64
Director Since: 2015 | Non-Industry; Public

Retired CEO and Executive Director, TMX
Group Limited

Other Public Company Boards: 0
Committee Memberships: Audit & Risk (Chair)



Johan Torgeby, 48
Director Since: 2022 | Non-Industry

President and CEO, Skandinaviska
Enskilda Banken (SEB)

Other Public Company Boards: 1
Committee Memberships: Finance (Chair)



Jeffery W. Yabuki, 63
Director Since: N/A | Non-Industry; Public

Chairman and Founding Partner,
Motive Partners

Other Public Company Boards: 3
Committee Memberships: N/A

1. To ensure that balanced viewpoints are represented on our Board of Directors, Nasdaq's By-Laws require that all directors be classified as: Industry Directors; Non-Industry Directors, which may be further classified as either Issuer Directors or Public Directors; or Staff Directors. The requirements for each classification are outlined in the By-Laws.

 

Board Composition

Our director nominees represent a wide range of diverse backgrounds, experiences, leadership, and skills that together embody the knowledge relevant to Nasdaq's strategic long-term vision and global operations. Advancing diversity creates a competitive advantage that differentiates and elevates everything we do—and that commitment starts at the top.

Director Nominee Highlights[1]



36%
4 out of 11 are women

36%
4 out of 11 are Racially/ Ethnically Diverse

91%
10 out of 11 are Independent

Board Tenure



4	4	3
0-4 Years	5-9 Years	10+ Years

Average: 7.1 years

Age Range



48   Average Age: 60.6   72

1. These statistics relate to the 11 director nominees proposed for election at our 2023 Annual Meeting and include one Director who identifies as Middle Eastern.

Board Diversity

The Board values diversity in evaluating new candidates and seeks to incorporate a wide range of attributes across the Board of Directors and on each of our Committees. The following matrix is provided in accordance with applicable Nasdaq listing requirements and includes all directors as of April 28, 2023. For our prior year's matrix, please see our 2022 Proxy Statement.

Board Diversity Matrix (As of April 28, 2023)

Total Number of Directors		10		
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Directors	4	6	-	-
Part II: Demographic Background				
African American or Black	1	1	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	3	5	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did not Disclose Demographic Background	-	-	-	-

Director Criteria and Qualifications

In evaluating individual Board nominees, the Nominating & ESG Committee takes into account many factors, including:

- a general and diverse understanding of the global economy, capital markets, finance and other disciplines relevant to the success of a large publicly traded financial technology company, including cybersecurity;
- a general understanding of Nasdaq's business and technology;
- a client experience orientation;
- the requirements in our By-Laws;
- the individual's educational and professional background and personal accomplishments;
- diversity, including (but not limited to) factors such as gender, ethnicity, race, sexual orientation, and geography; and
- an independent mindset that constructively challenges the status quo and provides a strong view of the future.

The Nominating & ESG Committee evaluates each individual candidate in the context of the Board as a whole, with the objective of maintaining a group of directors that can further the success of our businesses, while representing the interests of shareholders, employees,

 

and the communities in which the Company operates. In determining whether to recommend a Board member for re-election, the Nominating & ESG Committee also considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board and Committee assessment, and attendance at meetings.

The Board and the Nominating & ESG Committee believe all director nominees embody our corporate values and exhibit the characteristics below:

- a commitment to long-term value creation for our shareholders;
- an appreciation for shareholder feedback;
- high regard for personal and professional ethics;
- a proven record of success;
- a commitment to the integrity of affiliated self-regulatory organizations;
- sound business judgment;
- a strategic vision and leadership experience;
- knowledge of financial services;
- sufficient time to devote to Board service; and
- an appreciation of multiple cultures and perspectives.

Skills and Expertise Matrix

The following matrix highlights the mix of key skills and expertise, that among other factors, led the Board and the Nominating & ESG Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director nominee. The absence of a mark does not mean that a particular director does not possess that qualification or skill.

	Arnoldi	Begley	Black	Friedman	Kazim	Kloet	Splinter	Torgeby	Townes-Whitley	Yabuki	Zollar
Capital Markets: Deep industry knowledge of the capital markets landscape helps us execute on our strategy, expand client relationships, accelerate growth, and deliver strong shareholder returns.			■	■	■	■		■		■	
Technology & Innovation: Experience in traditional, new, and emerging technologies is core to understanding our business as an innovative technology leader.	■	■		■			■		■	■	■
Client Experience: Expertise in enhancing and transforming customer service experiences is critical to overseeing our client-first approach.	■	■		■	■		■	■	■	■	■
Corporate Governance: Experience on other public company boards provides insight into developing practices consistent with our commitment to corporate governance excellence.			■	■	■	■	■				■
Cybersecurity: Experience in understanding the impact of the cybersecurity threat landscape on our business and that of our clients is crucial to an effective risk management program.	■	■				■		■			■
Environmental & Social (including Human Capital Management): Experience in support of environmental and social initiatives and in human capital management strengthens the Board's oversight and assures that business imperatives and long-term value creation are achieved within a responsible and sustainable business model.				■			■	■	■		
Financial: A deep understanding of financial and accounting metrics is essential to overseeing our performance.	■	■	■	■	■	■		■		■	
Global Leadership: Experience in a leadership position at a global company provides practical insight into the skills needed to advance the corporate strategy and enhances the ability to recognize those skills in others.	■	■	■	■	■	■	■	■	■	■	■
M&A: Experience with assessing and executing on new opportunities is crucial for overseeing tactical and strategic M&A transactions.	■		■	■	■	■				■	■
Risk Management: Operating in a complex regulatory and risk environment necessitates skillful oversight of the identification, evaluation, and prioritization of risks and the development of comprehensive policies and procedures to effectively mitigate risk and manage compliance.		■	■	■		■		■	■		

 

Director Orientation and Continuing Education

Our director orientation program familiarizes new directors with our businesses, strategies, and policies, providing experiences to directly engage with our Management Committee. We also provide quarterly in-house director education sessions to educate Board members on emerging and evolving initiatives and strategies. Additional tutorials are available to individual directors upon request. Our directors receive frequent updates on recent developments, press coverage, and current events that relate to our strategy and business.

Newly elected directors are matched with an experienced director for ongoing mentorship.

Ongoing director education is essential for the Board to be a strategic asset for the Company. Our directors are encouraged to participate in, and are reimbursed for, continuing education programs at external organizations and universities to enhance the skills and knowledge used to perform their duties on the Board and relevant Committees.

Attendance at these programs provides directors with additional insight into our business and industry and gives them valuable perspective on the performance of our Company, the Board, our Chair and CEO, and members of senior management.

Board Assessment Process

We have a three-tiered annual Board assessment process that is coordinated by the Lead Independent Director and the Chair of the Nominating & ESG Committee. The assessment consists of a full Board evaluation, Committee evaluations, and individual director assessments and feedback. The Board and all the Board Committees determine action plans for the next year based on input from the annual assessment.

Results and Implemented Changes

In an effort to continuously strengthen our Board's effectiveness, results from our Board assessment process are used to:

- determine the skills and experience desired for future Board nominees;
- facilitate the Board refreshment process;
- monitor Committee roles and inform plans for rotations and new leadership assignments;
- strengthen the relationship between the Board and management;
- enhance governance processes and Board meeting agendas; and
- identify opportunities for director education.

Feedback Incorporated

In response to feedback from recent Board evaluations, actions taken include:

- ✔ added new directors with expertise in fintech and financial crime;
- ✔ included specifically requested topics on Board agendas;
- ✔ implemented new in-house director education program;
- ✔ streamlined meeting materials to better highlight important information and focus on key decisions; and
- ✔ provided education to our Nominating & ESG Committee on ESG topics.

Board Assessment Process

1 Questionnaire

Written questionnaire for the Board and each Committee solicits director feedback about the effectiveness of the Board and its Committees on an unattributed basis.

2 Individual Director Assessments

Candid, one-on-one discussions between the Lead Independent Director and each independent director elicit further input and feedback.

6 Ongoing

The Board and Committees regularly monitor progress of any agreed-upon actions.

3 Feedback

A summary of the results of both the questionnaire and the one-on-one discussions is provided to the Board and the Committees.

5 Action Plan

The Board and Committees consider and agree on an action plan to implement changes, policies, and procedures in light of the evaluation process, as appropriate.

4 Discussion and Evaluation

The Board and Committees discuss the feedback in Chair's or Executive Sessions.

 

Board Refreshment and Nominations

The selection of qualified directors is key to ensuring that the Board fulfills its mission. We believe our director nominees—individually and collectively—have the right skills, qualifications, experience, diversity, and tenure needed for the successful oversight of Nasdaq's strategy and enterprise risks.

The Nominating & ESG Committee oversees and plans for director succession and refreshment of the Board to promote and support our long-term vision. In doing so, the Committee takes into consideration the corporate strategy and the overall needs, composition, and size of the Board, as well as the criteria adopted by the Board regarding director qualifications.

The Nominating & ESG Committee considers possible candidates suggested by Board and Committee members, shareholders, and senior management. In addition to submitting suggested nominees to the Nominating & ESG Committee, a Nasdaq shareholder may nominate a person for election as a director, provided the shareholder follows the procedures specified in Nasdaq's By-Laws. The Nominating & ESG Committee reviews all candidates in the same manner, regardless of the source of the recommendation. In addition, the Nominating & ESG Committee may engage a third-party search firm from time to time to assist in identifying and evaluating qualified candidates.

Our new director elected in 2022, Johan Torgeby, was brought to the attention of the Nominating & ESG Committee by our Chair and CEO. Subsequent to his election in July 2022 and following the amendment of our stockholders' agreement with Investor AB in December 2022 (which reinstated Investor AB's right to propose for nomination one person to our Board), Mr. Torgeby was deemed the Investor AB Board designee until the 2024 Annual Meeting.

For 2023, the new nominee to our Board was brought to the attention of the Nominating & ESG Committee by our Office of the Corporate Secretary.

Director Recruitment Process

 **Board composition is continuously analyzed** to ensure alignment with strategy.

 **Candidate recommendations are identified** with input from directors, management, and other stakeholders.

 **Nominating & ESG Committee screens qualifications**, considers diversity and skills, interviews potential candidates, and makes recommendations to the Board.

 **Board of Directors evaluates candidates**, reviews conflicts and independence, interviews recommended candidates, and selects nominees.

 **Shareholders vote on nominees** at Nasdaq's Annual Meeting.

 **Implementation:** Nine new directors have been nominated to our Board in the last eight years—each bringing a fresh perspective and unique skill set.

Director Nominees



Melissa M. Arnoldi

EVP and Chief Customer Officer, AT&T Consumer

Age: 50

Director Since: 2017

Independent

United States

Committee Membership

- Finance
- Management Compensation

Career Highlights

Since August 2021, Melissa M. Arnoldi has been the Chief Customer Officer for AT&T Consumer, leading field technician and contact center teams that support 180 million annual customer interactions. She is also responsible for Billing Operations, Fraud, and Compliance as part of her role. From September 2018 to July 2021, she served as the CEO of Vrio Corp., a multi-billion-dollar AT&T digital entertainment services company in Latin America with more than 9,000 employees across 11 countries during her tenure. Prior to that, Ms. Arnoldi served in various capacities at AT&T Inc. since 2008. This included President of Technology & Operations where she was responsible for the company's global technology, software development, supply chain, network and cybersecurity operations, chief data office, as well as AT&T's Intellectual Property group, Labs and Foundries. Before joining AT&T, Ms. Arnoldi was a senior executive at Accenture from 1996 to 2008.

Impact on Board

- Innovative technology leader with experience in cybersecurity, software development, and network operations
- Broad expertise in providing a superior customer experience
- Strategic thinker with global business and operational capabilities

Select Professional and Community Contributions

- Former Director of Sky Mexico
- Former Director of the Girl Scouts of Northeast Texas
- Former Member of the National Action Council for Minorities in Engineering

 



Charlene T. Begley

Retired SVP and CIO, General Electric Company

Age: 56

Director Since: 2014

Independent

United States

Committee Membership

- Audit & Risk
- Nominating & ESG (Chair)

Career Highlights

Charlene T. Begley served in various capacities for the General Electric Company, a diversified infrastructure and financial services company, from 1988 to 2013. Ms. Begley served in a dual role as SVP and CIO, as well as President and CEO of GE's Home and Business Solutions, from January 2010 to December 2012. Previously, Ms. Begley served as President and CEO of GE's Enterprise Solutions from 2007 to 2009. At GE, Ms. Begley served as President and CEO of GE Plastics and GE Transportation. She also led GE's corporate audit staff and served as CFO for GE Transportation and GE Plastics Europe and India.

Impact on Board

- Extensive leadership experience of highly complex and global industrial, customer, and technology businesses
- Significant risk management experience as a member of the executive-level Risk Management Committee at GE
- Broad financial and audit expertise from prior roles at GE and service on the audit committees of several public companies

Current Public Company Boards

- Hilton Worldwide Holdings Inc.: Audit Committee (Chair), Nominating and Governance Committee
- SentinelOne, Inc.: Audit Committee (Chair)

Other Public Company Boards in the Past Five Years

- Red Hat, Inc.



Steven D. Black

Former Co-CEO, Bregal Investments

Age: 70

Director Since: 2011

Independent

United States

Committee Membership

- Management Compensation (Chair)
- Nominating & ESG

Career Highlights

Steven D. Black was Co-CEO of Bregal Investments, a private equity firm, from September 2012 through December 2021. He was the Vice Chairman of JP Morgan Chase & Co. from March 2010 to February 2011 and a member of the firm's Operating and Executive Committees. Prior to that position, Mr. Black was the Executive Chairman of JP Morgan Investment Bank from October 2009 to March 2010. Mr. Black served as Co-CEO of JP Morgan Investment Bank from 2004 to 2009. Mr. Black was the Deputy Co-CEO of JP Morgan Investment Bank from 2003 to 2004. He also served as head of JP Morgan Investment Bank's Global Equities business from 2000 to 2003 following a career at Citigroup and its predecessor firms.

Impact on Board

- Extensive leadership experience of a highly complex global financial services company
- Depth of knowledge from over 40 years of experience in the global financial services industry
- Management development, compensation, and succession planning experience

Current Public Company Boards

- Wells Fargo & Company (Board Chair): Finance Committee (Chair); Human Resources Committee

Other Public Company Boards in the Past Five Years

- The Bank of New York Mellon Corporation

 



Adena T. Friedman

Chair and CEO, Nasdaq

Age: 53

Director Since: 2017

United States

Committee Membership

- Finance

Career Highlights

Adena T. Friedman has served as CEO since January 1, 2017 and became Chair of the Board on January 1, 2023. Previously, Ms. Friedman served as President and Chief Operating Officer from December 2015 to December 2016 and President from June 2014 to December 2015. Ms. Friedman served as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy, and CFO.

Impact on Board

- More than 25 years of industry leadership and expertise, including over five years as Nasdaq's CEO
- Significant contributions that shaped Nasdaq's strategic transformation to a leading global exchange and technology solutions company with operations on six continents
- Deep strategy, financial, M&A, and product development experience

Select Professional and Community Contributions

- Member of the Vanderbilt University Board of Trust
- Director of the Federal Reserve Bank of New York
- Director of FCLTGlobal, a non-profit organization that researches tools to encourage long-term investing



Essa Kazim

Governor, Dubai International Financial Centre

Age: 64

Director Since: 2008

Independent

United Arab Emirates

Committee Membership

- Finance

Career Highlights

His Excellency Essa Kazim is the Governor of Dubai International Financial Centre, having joined the Centre in January 2014. He is the Chairman of Borse Dubai, and he was the Chairman of Dubai Financial Market through November 2021. H.E. Kazim began his career as a Senior Analyst in the Research and Statistics Department of the UAE Central Bank in 1988 and then moved to the Dubai Department of Economic Development as Director of Planning and Development in 1993. He was then appointed as Director General of the Dubai Financial Market from 1999 to 2006.

Impact on Board

- Extensive leadership of a complex regulated business in the financial services industry
- Broad knowledge of international markets with experience in finance, accounting, and corporate strategy
- Global perspective, as well as a representative of a large shareholder

Select Professional and Community Contributions

- Deputy Chairman of the Supreme Legislation Committee in Dubai
- Member of the Securities and Exchange Higher Committee
- Member of the Dubai Supreme Fiscal Committee
- Board Member of the Dubai Free Zones Council

Current Public Company Boards

- Emirates Telecommunications Group Company PJSC (Vice Chairman): Nominations and Remuneration Committee, Risk Committee

 



Thomas A. Kloet

Retired CEO and Executive Director, TMX Group Limited

Age: 64

Director Since: 2015

Independent

United States

Committee Membership

- Audit & Risk (Chair)

Career Highlights

Thomas A. Kloet was the first CEO and Executive Director of TMX Group Limited, the holding company of the Toronto Stock Exchange, TSX Venture Exchange, Montreal Exchange, Canadian Depository for Securities, Canadian Derivatives Clearing Corporation, and BOX Options Exchange, from 2008 to 2014. Previously, he served as CEO of the Singapore Exchange and as a senior executive at Fimat USA (a unit of Société Générale), ABN AMRO, and Credit Agricole Futures, Inc. He also served on the Boards of CME and various other exchanges worldwide. Mr. Kloet is a CPA and a member of the AICPA.

Impact on Board

- Leadership of complex regulated businesses in the financial services industry
- Broad knowledge of international markets with experience in finance, accounting, and corporate strategy
- Significant experience in risk management, as well as clearinghouse, central depository, and broker-dealer operations at executive and board levels in North America and Asia

Select Professional and Community Contributions

- Chair of the Boards of Nasdaq's U.S. exchange subsidiaries
- Chair of the Board of Northern Funds, which offers 44 portfolios, and Northern Institutional Funds, which offers 7 portfolios
- Member of the FIA Hall of Fame



Michael R. Splinter

Lead Independent Director, Nasdaq

Retired Chairman and CEO, Applied Materials, Inc.

Age: 72

Director Since: 2008

Independent

United States

Committee Membership

- Management Compensation
- Nominating & ESG

Career Highlights

Michael R. Splinter was elected Lead Independent Director effective January 1, 2023. Mr. Splinter served as Chairman of Nasdaq's Board from May 2017 to December 2022. He is a business and technology consultant and the co-founder of WISC Partners, a regional technology venture fund. He served as Executive Chairman of the Board of Directors of Applied Materials, a leading supplier of semiconductor equipment, from 2009 until he retired in June 2015. At Applied Materials, he was also President and CEO. An engineer and technologist, Mr. Splinter is a 40-year veteran of the semiconductor industry. Prior to joining Applied Materials, Mr. Splinter was an executive at Intel Corporation.

Impact on Board

- Leadership of a complex global technology business
- Extensive background in international public company governance at a Nasdaq-listed company
- Management development, compensation, and succession planning experience

Select Professional and Community Contributions

- Chair of the Industrial Advisory Committee to the U.S. Secretary of Commerce for the CHIPS Act
- Member of the National Academy of Engineers
- Splinter Scholarships for Diversity in Engineering at University of Wisconsin

Current Public Company Boards

- Gogoro Inc.: Compensation Committee (Chair)
- Taiwan Semiconductor Manufacturing Company Limited: Audit Committee, Compensation Committee (Chair)

Other Public Company Boards in the Past Five Years

- Meyer Burger Technology Ltd.

 



Johan Torgeby

President and CEO, Skandinaviska Enskilda Banken (SEB)

Age: 48

Director Since: 2022

Independent

Sweden

Committee Membership

- Finance (Chair)

Career Highlights

Since 2017, Johan Torgeby has served as the President and CEO of Skandinaviska Enskilda Banken (SEB), a Nordic financial services group. He leads a team of approximately 16,500 employees who serve more than 3,000 large corporate and institutional customers, 400,000 small and medium-sized enterprises, and four million private individuals. Prior to his present position, Mr. Torgeby was Co-Head of Large Corporates & Financial Institutions and a member of the Group Executive Committee at SEB since 2014. He has held numerous positions within the Large Corporates & Financial Institutions division at SEB. He joined SEB in 2009 from Morgan Stanley & Co.

Impact on Board

- Leadership of a prominent Nordic financial services group, with experience in fintech, anti-financial crime, and risk management
- Extensive background in capital markets at a Nasdaq-listed company
- European perspective, as well as a representative of a large shareholder

Select Professional and Community Contributions

- Director of the Swedish Bankers Association
- Director of the Institute of International Finance
- Director of Mentor Sweden
- Director of IIEB (Institut International d'Études Bancaires)

Current Public Company Boards

- Skandinaviska Enskilda Banken



Toni Townes-Whitley

Former President, U.S. Regulated Industries, Microsoft

Age: 59

Director Since: 2021

Independent

United States

Committee Membership

- Audit & Risk
- Management Compensation

Career Highlights

As President of U.S. Regulated Industries at Microsoft from July 2018 to September 2021, Toni Townes-Whitley led the company's U.S. sales strategy for driving digital transformation across customers and partners within the public sector and commercial regulated industries. In this role, she had responsibility for a sales organization with over 5,200 employees and a P&L of approximately $16 billion. Previously, Ms. Townes-Whitley was Corporate VP for Global Industry at Microsoft, a role she held since 2015. Before starting with Microsoft, Ms. Townes-Whitley worked for CGI Corporation, an information technology and business consulting services firm, from 2010 to 2015. During her tenure at CGI, Ms. Townes-Whitley held the positions of President and Chief Operating Officer from 2011 to 2015 and SVP, Civilian Agency Program from 2010 to 2011. From 2002 to 2010, Ms. Townes-Whitley held various senior leadership positions at Unisys Corporation, a global information technology company that provides a portfolio of information technology services, software, and technology.

Impact on Board

- Extensive background in the technology industry and with driving digital transformations
- Led a sales organization of almost 5,000 employees, resulting in significant knowledge of human capital management topics
- ESG expertise, including by representing Microsoft on the World Business Council for Sustainable Development, participating in the establishment of Microsoft's framework and plan for social equity, and leading Microsoft's Artificial Intelligence Ethics Program

Select Professional and Community Contributions

- Trustee of Johns Hopkins Medicine
- Director of the Thurgood Marshall College Fund
- Director of the Partnership for Public Service
- Advisory Board Member for the Princeton University Faith & Work Initiative

Current Public Company Boards

- Marathon Petroleum Corporation: Audit Committee, Compensation and Organization Development Committee
- The PNC Financial Services Group, Inc.: Equity & Inclusion Committee, Human Resources Committee, Technology Committee

Other Public Company Boards in the Past Five Years

- Empowerment & Inclusion Capital I Corp.

 



Jeffery W. Yabuki

Chairman and Founding Partner, Motive Partners

Age: 63

Director Since: N/A

Independent

United States

Committee Membership

- N/A

Career Highlights

Since September 2021, Jeffery W. Yabuki has served as Chairman and Founding Partner of Motive Partners, a next-generation investment firm focused on technology-enabled companies that power the financial services industry. He served as the CEO of Fiserv, Inc., a global leader in financial services and payments technology, from December 2005 to December 2020. From 2005 to June 2019, Mr. Yabuki served as a member of the Board of Directors of Fiserv and from July 2019 to June 2020 as the Executive Chairman of the Board of Directors. Before joining Fiserv, Mr. Yabuki served as EVP and Chief Operating Officer for H&R Block, Inc., a financial services firm, from 2002 to 2005. From 2001 to 2002, he served as EVP of H&R Block and from 1999 to 2001, he served as the President of H&R Block International. From 1987 to 1999, Mr. Yabuki held various executive positions with American Express Company, a financial services firm, including President and CEO of American Express Tax and Business Services, Inc.

Impact on Board

- Significant leadership experience of a highly complex global financial services company
- Broad knowledge of fintech, payments, anti-financial crime, and corporate strategy
- Extensive service on the boards of several large public companies

Select Professional and Community Contributions

- Founder of The Yabuki Family Foundation
- Chair of the Milwaukee Art Museum Board of Trustees
- Trustee at the Los Angeles County Museum of Art
- Director of Project Healthy Minds
- Sheldon B. Lubar Executive in Residence at the Lubar College of Business at the University of Wisconsin-Milwaukee

Current Public Company Boards

- Royal Bank of Canada: Human Resources Committee , Risk Committee
- Sportradar Group AG (Board Chair): Audit Committee

Other Public Company Boards in the Past Five Years

- Fiserv, Inc.
- SentinelOne, Inc.



Alfred W. Zollar

Executive Advisor, Siris Capital Group, LLC

Age: 68

Director Since: 2019

Independent

United States

Committee Membership

- Audit & Risk
- Nominating & ESG

Career Highlights

Alfred W. Zollar has been an Executive Advisor with Siris Capital Group, LLC since March 2021. Previously, he was an Executive Partner since February 2014. Mr. Zollar retired from IBM in January 2011 following a 34-year career. Mr. Zollar was formerly general manager of IBM Tivoli Software from July 2004 until January 2011, where he was responsible for the executive leadership, strategy, and P&L of the Tivoli Software. Previously, Mr. Zollar was general manager, IBM iSeries, where he was responsible for the executive leadership, strategy, and P&L of the iSeries (formerly AS/400) server product line. Prior to that, he held senior management positions in each of IBM's diverse software businesses, including general manager of IBM Lotus Software.

Impact on Board

- Career technologist with skills in product development, customer satisfaction, and strategy
- Broad leadership experience, including senior management positions in every IBM software group division
- Extensive service on the boards of several large public companies

Select Professional and Community Contributions

- Director of EL Education
- Director of the Eagle Academy Foundation
- Trustee of the UC San Diego Foundation
- Lifetime Member of the National Society of Black Engineers

Current Public Company Boards

- International Business Machines Corporation: Directors and Corporate Governance Committee
- Public Service Enterprise Group Incorporated: Audit Committee, Finance Committee, Industrial Operations Committee
- The Bank of New York Mellon Corporation: Risk Committee, Technology Committee (Chair)

Other Public Company Boards in the Past Five Years

- Red Hat, Inc.

 

Board Committees

Our Board has four standing Committees: Audit & Risk, Finance, Management Compensation, and Nominating & ESG. Each of these Committees, other than the Finance Committee, consists exclusively of independent directors. The Chair of each Committee reports to the Board on the topics discussed and actions taken at each meeting. Each of these Committees operates under a written charter that includes the Committee's duties and responsibilities. A description of each standing Committee is included on the following pages.

Audit & Risk Committee

Key Objectives:

- Oversees Nasdaq's financial reporting process and reviews the financial statements and disclosures in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, and quarterly earnings releases.

- Appoints, retains, approves the compensation of, and oversees, the independent registered public accounting firm.

- Assists the Board by reviewing the adequacy and effectiveness of Nasdaq's internal control framework and Sarbanes-Oxley compliance program.

- Reviews and approves or ratifies all related person transactions, as further described below under "Other Items - Certain Relationships and Related Transactions."

- Assists the Board in reviewing and discussing Nasdaq's regulatory and compliance programs, Global Employee Ethics Program, and SpeakUp! Program (which includes the confidential whistleblower process).

- Reviews the ERM program structure and process and discusses Nasdaq's risk profile.

- Assists the Board in reviewing and discussing the adequacy and effectiveness of Nasdaq's cybersecurity, privacy, and technology controls.

- Assists the Board in its oversight of the Internal Audit function, including approval of the annual Internal Audit plan and discussion of budget and staffing.

- Reviews and recommends to the Board for approval the Company's regular dividend payments.

2022 Highlights:

- Discussed the launch of Nasdaq's digital assets business, including settlement risk management, legal and compliance risks, information security considerations, the operations model, regulatory strategy, the compliance program, and the governance of the digital asset listings process.

- Monitored the progression of the Marketplace Technology business' clearing projects.

- Discussed information security topics, including Nasdaq's Insider Threat



Thomas A. Kloet (Chair)



Charlene T. Begley



Toni Townes-Whitley



Alfred W. Zollar

12

Meetings

Program, Nasdaq's identity and access management program, and the results of the biennial information security program maturity assessment.

- Participated in a tabletop exercise on cyber/ransomware preparedness.

- Received briefings on: the migration of the Nasdaq MRX options market to the cloud; the new corporate structure and related goodwill impairment testing; Nasdaq's tax profile; Nasdaq's Anti-Corruption, Anti-Money Laundering, and Sanctions Compliance programs; recent SEC proposed rules on climate and cybersecurity disclosures; and upgrades to Nasdaq's financial system infrastructure and capabilities.

- Reviewed and discussed risks relating to, among other things, geopolitical instability, volatility in the European power markets, including its impact on our clearing operations, and Nasdaq's litigation matters.

- Conducted the annual review of the independent auditor relationship and recommended the retention of Ernst & Young LLP as the Company's independent auditor.

- Approved Nasdaq's policy on the use of non-GAAP measures and reviewed non-GAAP disclosures.

- Received updates on third party risk management.

Risk Oversight Role:

- Assists the Board in its risk oversight role through approval of Nasdaq's Risk Appetite Statement and recommendation of the Company's ERM Policy to the Board for approval.

- Receives regular updates on risk matters from Group Risk Management and other functions within Nasdaq.

Independence:

- Each member of the Audit & Risk Committee is independent as defined in Exchange Act Rule 10A-3, adopted pursuant to the Sarbanes-Oxley Act of 2002, and in accordance with the listing rules of The Nasdaq Stock Market.

- The Board determined that Mr. Kloet and Ms. Begley are each "audit committee financial experts" within the meaning of SEC regulations and each also meets the "financial sophistication" standard of The Nasdaq Stock Market.

- In addition to serving as the Chair of the Audit & Risk Committee, Mr. Kloet also serves as the Chair of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees. We believe this enhances the Audit & Risk Committee's oversight of our U.S. exchanges.

 

Finance Committee

Key Objectives:

- Reviews and recommends, for approval by the Board, the capital plan of the Company, including the plan for repurchasing shares of the Company's common stock and the proposed dividend plan.
- Reviews and recommends, for approval by the Board, significant mergers, acquisitions, and business divestitures.
- Reviews and recommends, for approval by the Board, significant capital market transactions and other financing arrangements.
- Reviews and recommends, for approval by the Board, significant capital expenditures, lease commitments, and asset disposals, excluding those included in the approved annual budget.

2022 Highlights:

- Conducted a comprehensive review of the capital plan for Board approval.
- Reviewed and recommended Board approval of our 3-for-1 stock split, effected in August 2022.
- Reviewed and recommended Board approval of an increase to our share repurchase program to an aggregate of $650 million, enabling the Company to continue share repurchases.
- Reviewed and recommended Board approval of the amendment and extension of our existing revolving credit facility, extending the term by an additional two years to 2027.
- Advised the Board on the 11% increase in Nasdaq's quarterly dividend payment from $0.18 to $0.20 per share, as adjusted for the stock split.
- Received and reviewed regular reports on the M&A environment and Nasdaq's pipeline of potential strategic transactions.
- Reviewed and recommended Board approval of the issuance of $550 million of 3.95% senior notes in March 2022, enabling the Company to refinance existing indebtedness.
- Received an update on Nasdaq's minority investment activities through the Nasdaq Ventures portfolio.
- Received updates on Nasdaq's investor relations program.

Risk Oversight Role:

- Monitors operational and strategic risks related to Nasdaq's financial affairs, including capital structure and liquidity risks.



Johan Torgeby (Chair)



Melissa M. Arnoldi



Adena T. Friedman



Essa Kazim

4

Meetings

Management Compensation Committee

Key Objectives:

- Establishes and annually reviews the executive compensation philosophy and strategy.
- Reviews and approves the executive compensation and benefit programs applicable to Nasdaq's executive officers, including the base salary, incentive compensation and equity awards. Any executive compensation program changes solely applicable to the Chair and CEO are submitted to the Board for final approval.
- Reviews and approves the performance goals for executive officers. For the Chair and CEO, these items are referred to the Board for final approval.
- Reviews and approves for non-executive officers (i) target total cash compensation (base salary plus target bonus) in excess of $1,000,000 or (ii) equity awards valued in excess of $1,000,000.
- Evaluates the performance of the Chair and CEO, together with the Nominating & ESG Committee.
- Reviews the succession and development plans for executive officers and other key talent.
- Establishes and annually monitors compliance with the mandatory stock ownership guidelines.
- Reviews the results of any shareholder advisory votes on executive compensation and any other feedback on executive compensation that may be garnered through the Company's ongoing shareholder engagement.

2022 Highlights:

- Reviewed and recommended compensation for divisional leaders under Nasdaq's new corporate structure.
- Reviewed and provided feedback on Nasdaq's pay equity analysis.
- Considered the effectiveness of the annual and long-term incentive plans to continue to support Nasdaq's strategy and compensation structure.
- Reviewed the succession and development plans for all EVPs and their direct reports.
- Approved the implementation of the Nasdaq Deferred Compensation Plan to support executive retention and promote financial wellness.
- Received briefings on regulatory developments, including the SEC's pay vs. performance disclosure and clawback rules.

Risk Oversight Role:

- Evaluates the effect the compensation structure may have on risk-related decisions.

Independence:

- Each member of the Management Compensation Committee is independent and meets the additional eligibility requirements set forth in the listing rules of The Nasdaq Stock Market.



Steven D. Black (Chair)



Melissa M. Arnoldi



Michael R. Splinter



Toni Townes-Whitley



8

Meetings



Nominating & ESG Committee

Key Objectives:

- Determines the skills and qualifications necessary for the Board, develops criteria for selecting potential directors, and manages the Board refreshment process.

- Identifies, reviews, evaluates, and nominates candidates for annual elections to the Board.

- Leads the annual assessment of effectiveness of the Board, Committees, and individual directors.

- Together with the Management Compensation Committee, leads the annual performance assessment of the Chair and CEO.

- Identifies and considers emerging corporate governance issues and trends.

- Reviews feedback from engagement sessions with investors and determines follow-up actions and plans.

- Reviews and recommends the Board and Committee membership and leadership structure.

- Reviews and recommends to the Nasdaq Board for election by the Board, the candidates for election as officers of Nasdaq that qualify as Section 16 officers and as "principal officers," as that term is defined in the Nasdaq By-Laws.

- Oversees environmental and social matters as they pertain to the Company's business and long-term strategy and identifies and brings to the attention of the Board current and emerging environmental and social trends and issues that may affect the business operations, performance, and public image of Nasdaq.

- Provides oversight for Nasdaq's environmental and social policies, practices, initiatives, and reporting, including those related to environmental sustainability, social and ethical issues, human capital management, responsible sourcing, and community involvement.

- Reviews and approves the annual Sustainability Report, the TCFD Report, and related Indexes.

2022 Highlights:

- Received briefings on ESG topics, including initiatives to advance DEI at Nasdaq; the SEC's climate disclosure proposal; Nasdaq's Purpose Program; and Nasdaq's alignment to the United Nations Sustainable Development Goals.

- Monitored the achievement of Nasdaq's corporate ESG goals.

- Approved Nasdaq's science-based emissions reductions targets prior to Nasdaq's submission of its targets to the Science Based Targets initiative.

- Focused on Nasdaq's ongoing Board refreshment, including nominating Johan Torgeby to the Board in July 2022 and Jeffery W. Yabuki to the Board in April 2023.

- Considered shareholder feedback from engagement sessions, the 2022 Annual Meeting of Shareholders, and publicly available sources.

- Reviewed and provided feedback on Nasdaq's director orientation program.



Charlene T. Begley (Chair)



Steven D. Black



Michael R. Splinter



Alfred W. Zollar

7

Meetings

Risk Oversight Role:

- Oversees risks related to the Company's ESG issues, trends, and policies.

- Monitors the independence of the Board.

Independence:

- Each member of the Nominating & ESG Committee is independent, as required by the listing rules of The Nasdaq Stock Market.

 

Director Compensation

Our Board compensation policy establishes the compensation of our non-employee directors. Every two years, the Management Compensation Committee reviews the director compensation policy, considers a competitive market analysis of director compensation data, and recommends changes, if any, to the policy to the Board for approval.

The following table reflects the compensation elements for non-employee directors for the current compensation year, which began immediately following the 2022 Annual Meeting of Shareholders and ends with the 2023 Annual Meeting. Our CEO, Ms. Friedman, does not receive any compensation for serving as Chair or as a director.

Compensation Policy for Non-Employee Directors

Item	June 2022 - June 2023
Annual Retainer for Board Members (Other than the Chair)	$75,000
Annual Retainer for Lead Independent Director	$75,000
Annual Retainer for Board Chair	$240,000
Annual Equity Award for All Board Members (Grant Date Market Value)	$260,000
Annual Audit & Risk Committee Chair Compensation	$40,000
Annual Management Compensation Committee Chair Compensation	$30,000
Annual Finance and Nominating & ESG Committee Chair Compensation	$20,000
Annual Audit & Risk Committee Member Compensation	$20,000
Annual Management Compensation and Nominating & ESG Committee Member Compensation	$10,000
Annual Finance Committee Member Compensation	$5,000

Each non-employee director may elect to receive the annual retainer in cash (payable in equal semi-annual installments) or equity. Each non-employee director also may elect to receive Committee Chair and/or Committee member fees in cash (payable in equal semi-annual installments) or equity.

The annual equity award and any equity elected as part of the annual retainer or for Committee Chair and/or Committee member fees are awarded automatically on the date of the Annual Meeting of Shareholders immediately following election and appointment to the Board.

All equity paid to Board members consists of RSUs that vest in full one year from the date of grant. The number of RSUs to be awarded is calculated based on the closing market price of our common stock on the date of the Annual Meeting. Directors that are appointed to the Board after the Annual Meeting receive a pro-rata equity award. Unvested equity is forfeited in certain circumstances upon termination of the director's service on the Board.

Directors are reimbursed for business expenses and reasonable travel expenses for attending Board and Committee meetings. Non-employee directors do not receive our retirement, health, or life insurance benefits. We provide each non-employee director with director and officer liability insurance coverage, as well as business accident travel insurance for and only when traveling on behalf of Nasdaq.

Stock Ownership Guidelines

Under our stock ownership guidelines, our non-employee directors must maintain a minimum ownership level of two times the annual equity award.

Shares owned outright, through shared ownership and in the form of vested and unvested RSUs are taken into consideration in determining compliance with these stock ownership guidelines. Exceptions to this policy may be necessary or appropriate in individual situations and the Chair of the Board may approve such exceptions from time to time. New directors have four years after their initial election to the Board to obtain the minimum ownership level. All of the directors were in compliance with the guidelines as of December 31, 2022.

Director Compensation Table

The table below summarizes the compensation paid by Nasdaq to our non-employee directors for services rendered during the fiscal year ended December 31, 2022.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3,4,5]	Total ($)
Melissa M. Arnoldi	$37,500	$270,735	$308,235
Charlene T. Begley	$115,000	$256,055	$371,055
Steven D. Black	—	$369,252	$369,252
Essa Kazim	—	$334,749	$334,749
Thomas A. Kloet[6]	$160,000	$369,252	$529,252
John David Rainey[7]	—	$359,416	$359,416
Michael R. Splinter[8]	—	$512,111	$512,111
Johan Torgeby	$34,082	$238,864	$272,946
Toni Townes-Whitley	$99,260	$256,055	$355,315
Jacob Wallenberg[9]	—	—	—
Alfred W. Zollar	—	$354,422	$354,422

1. Adena T. Friedman is not included in this table as she is an employee of Nasdaq and thus received no compensation for her service as a director. For information on the compensation received by Ms. Friedman as an employee of the Company, see "Executive Compensation."

2. The differences in fees earned or paid in cash reported in this column largely reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or RSUs. These elections are made at the beginning of the Board compensation year and apply throughout the year. In addition, the difference in fees earned or paid also reflects individual Committee service.

3. The amounts reported in this column reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2022 included in our Form 10-K. The differences in the amounts reported among non-employee directors primarily reflect differences in each individual director's election to receive the annual retainer and Committee service fees in cash or RSUs.

4. These stock awards, which were awarded on June 22, 2022 to all the non-employee directors elected to the Board on that date, represent the annual equity award and any portion of annual retainer or Committee service fees that the director elected to receive in equity. Each non-employee director received the annual equity award, which consisted of 5,076 RSUs with a grant date fair value of $256,055. Mr. Splinter elected to receive his Chair retainer in equity so he received an additional 4,686 RSUs with a grant date fair value of $236,382. Directors Black, Kazim, Kloet, Rainey, and Zollar elected to receive all of their annual retainers in equity, so they each received an additional 1,464 RSUs with a grant date fair value of $73,850. In addition, individual directors received the following amounts in equity, in lieu of cash, as payment for Committee service fees: Ms. Arnoldi (291 RSUs with a grant date fair value of $14,679); Mr. Black (780 RSUs with a grant date fair value of $39,347); H.E. Kazim (96 RSUs with a grant date fair value of $4,843); Mr. Kloet (780 RSUs with a grant date fair value of $39,347); Mr. Rainey (585 RSUs with a grant date fair value of $29,510); Mr. Splinter (390 RSUs with a grant date fair value of $19,673); and Mr. Zollar (486 RSUs with a grant date fair value of $24,516). Since he was appointed to the Board after the start of the compensation year, Mr. Torgeby received a pro-rata annual equity award on November 7, 2022 of 3,857 RSUs with a grant date fair value of $238,864.

5. The aggregate numbers of unvested RSUs and vested shares under the Equity Plan beneficially owned by each non-employee director as of December 31, 2022 are summarized in the following table. All unvested RSUs will vest on June 22, 2023. Mr. Wallenberg's holdings reflect his shares held as of June 22, 2022.

 

Director	Number of Unvested RSUs	Number of Vested Shares
Melissa M. Arnoldi	5,367	31,704
Charlene T. Begley	5,076	31,383
Steven D. Black	7,320	133,149
Essa Kazim	6,636	122,463
Thomas A. Kloet	7,320	68,709
John David Rainey	7,125	44,670
Michael R. Splinter	10,152	197,613
Johan Torgeby	3,857	—
Toni Townes-Whitley	5,076	2,853
Jacob Wallenberg	—	27,381
Alfred W. Zollar	7,026	25,773

6. Fees Earned or Paid in Cash to Mr. Kloet include fees of $160,000 for his service as Chair of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees. Fees earned for Board and Committee service to our exchange subsidiaries are paid only in cash. Mr. Kloet directed all of the cash fees to a 501(c)(3) charity for this reporting year.

7. Mr. Rainey resigned from the Board effective as of February 28, 2023.

8. Mr. Splinter was compensated as the Board Chair for June 2022 through June 2023.

9. Mr. Wallenberg did not stand for re-election at the 2022 Annual Meeting and did not receive any director compensation during 2022.

Governance



 

Governance Highlights

We are committed to good corporate governance, which is a critical factor to help promote the long-term interests of our shareholders, strengthen our Board and management accountability, and build trust in the Company. Our governance highlights are summarized below, followed by more in-depth descriptions of the key aspects of our governance structure. The Board believes that its governance practices provide a structure that allows it to set objectives and monitor performance, ensure the efficient use of corporate resources, and enhance shareholder value.



As of April 28, 2023

Board Composition and Processes

- Continuous Board refreshment emphasizing diverse thought and experience
- 10 of 11 director nominees are independent
- Lead Independent Director with robust duties and oversight responsibilities
- Independent Audit & Risk, Management Compensation, and Nominating & ESG Committees
- Opportunity for Executive Session (without management present) at every Board and Committee meeting
- Annual evaluations of the Board and each Committee, along with individual director self-assessments
- Rigorous stock ownership guidelines, including at least 2x the annual equity award for each director
- No director may serve on more than four public company boards (including the Nasdaq Board), without specific approval from the Audit & Risk Committee and Nominating & ESG Committee
- Ongoing review of strategic planning and capital allocation for long-term value creation for shareholders
- Comprehensive risk oversight by the full Board under Audit & Risk Committee leadership
- Commitment to continuous learning and director education
- Board oversight of human capital management, including culture and DEI

Shareholder Rights

- Robust, year-round shareholder engagement program
- 15% threshold for shareholders to call a special meeting
- Proxy access allowing holders of 3% of our stock for three years to include up to two nominees (or nominees representing 25% of the Board) in our proxy
- Annual election of directors, with majority voting in uncontested elections
- No "poison pill"
- Annual advisory vote on executive compensation
- Shareholder communication process for communicating with our Board

Corporate Governance Framework

Our governance framework focuses on the interests of our shareholders. It is designed to promote governance transparency and ensure our Board has the necessary tools to review and evaluate our business operations and make decisions that are independent of management and in the best interests of our shareholders. Our goal is to align the interests of shareholders, directors, and management while complying with, or exceeding, the requirements of The Nasdaq Stock Market and applicable law.

This governance framework establishes the practices our Board follows with respect to oversight of:

- our corporate strategy for long-term value creation;

- capital allocation;

- risk management, including risks relating to information security and the protection of our market systems;

- our human capital management program, corporate culture initiatives, and ethics program;

- our corporate governance structures, principles, and practices;

- Board refreshment and executive succession planning;

- executive compensation;

- corporate sustainability, including our ESG program and environmental and social initiatives; and

- compliance with local regulations and laws across our business lines and geographic regions.

Key Corporate Governance Documents

Nasdaq's commitment to governance transparency is foundational to our business. This commitment is reflected in our governance documents listed below, which are all available online at ir.nasdaq.com.

- Amended and Restated Certificate of Incorporation

- Board of Directors Duties & Obligations

- By-Laws

- Code of Conduct for the Board of Directors

- Committee Charters

- Corporate Governance Guidelines

- Procedures for Communicating with the Board of Directors

 

Board Leadership Structure

Nasdaq's governance framework provides the Board with the flexibility to select the appropriate leadership structure for the Board. In making determinations regarding the leadership structure, the Board considers the facts and circumstances at the time, including the specific needs of the business and a structure in the best interests of the Company and our shareholders.

The Board is led by a Chair, elected annually by the Board. The general duty of the Chair is to provide leadership on the Board, including setting Board and corporate culture, building consensus around Nasdaq's strategy, and providing direction as to how the Board operates. The current leadership structure is comprised of a combined Chair and CEO, a Lead Independent Director, Board Committees led by independent directors, and active engagement by all directors. Ten of 11 of our directors will be independent, assuming that all of the director nominees are elected at the 2023 Annual Meeting.

In December 2022, the independent members of the Board unanimously elected our current CEO, Adena T. Friedman, as the Chair of the Board, and appointed Michael R. Splinter, the former Chair, as Lead Independent Director, each effective as of January 1, 2023. The Board believes that having Ms. Friedman as the Chair and CEO allows the Company to convey our short-term and long-term strategy with a single voice to our shareholders, customers, regulators, and other stakeholders. Following our corporate realignment in September 2022, Ms. Friedman's leadership, deep understanding of our business gained by more than 25 years in the securities industry, knowledge of our operations, and broad role in the international financial ecosystem were all contributing factors to the Board's decision to unify the Chair and CEO roles at this time.

The Board recognizes that when the positions of Chair and CEO are combined, or when the Chair is not an independent director, it is imperative that the Board elect a strong Lead Independent Director with a clearly defined role and robust set of responsibilities. Simultaneously with the appointment of the Lead Independent Director, the Board amended the Company's Corporate Governance Guidelines to provide additional, clearly defined duties for the Lead Independent Director, which are based on best practices. These duties are outlined in the following section.

Mr. Splinter has complex, global technology business leadership experience, public company governance expertise, and an extensive background in management development, compensation, and succession planning that the Board believes amplifies his role as Lead Independent Director. Each term of service in the Lead Independent Director position is one year.

Our Board believes that our current structure, led by Ms. Friedman and Mr. Splinter, allows the Board to focus on significant strategic, governance, and operational issues, provides critical and effective leadership, and fosters a Board environment in which our independent directors can work together, provide oversight of our performance, and hold our management and senior leadership accountable, all of which we believe will benefit the long-term interests of our shareholders.

Current Leadership Structure



Adena T. Friedman
Combined
Chair and CEO



Michael R. Splinter
Independent
Lead Independent
Director

Independent Committee Chairs



Thomas A. Kloet
Audit & Risk



Johan Torgeby
Finance



Steven D. Black
Management
Compensation



Charlene T. Begley
Nominating
& ESG

Active Engagement by All Directors

Duties and Responsibilities

The duties and responsibilities of the Chair, CEO, and Lead Independent Director include, but are not limited to, the items described in the accompanying table below.



Adena T. Friedman

Chair

- Presides at all meetings of the Board and shareholders
- Together with the Lead Independent Director, reviews and approves the meeting agendas and schedules to assure content and sufficient time for discussion of all agenda items
- Facilitates and encourages communication between management and the Board

CEO

- Supervises the business and affairs of the Company under the oversight of the Board
- Develops and executes our strategy against our short- and long-term objectives
- Builds and oversees the Management Committee



Michael R. Splinter

Lead Independent Director

- Presides at all meetings of the Board at which the Chair is not present
- Presides during Executive Sessions of the Board
- Calls meetings of the independent directors or the Board, as appropriate
- Facilitates discussion and open dialogue among the independent directors during Board meetings, Executive Sessions, and outside of Board meetings
- Briefs the Chair and CEO on issues discussed during Executive Sessions
- Serves as a liaison among the Chair and CEO and the other directors
- Together with the Chair and CEO, approves Board meeting agendas and schedules to assure content and sufficient time for discussion of all agenda items

- Authorizes the retention of advisors and consultants who report directly to the Board, when appropriate (Board Committees retain their own authority to engage advisors and consultants)
- Reviews and reports on the results of the Board and Committee assessments
- Discusses Board and Committee performance, effectiveness, and composition (including feedback from individual directors) with the Chair and CEO and meets individually with independent directors as needed
- Is available for consultation and direct communication with major investors and other stakeholders upon request

 

Board Independence

Nasdaq's common stock is currently listed on The Nasdaq Stock Market and Nasdaq Dubai. In order to qualify as independent under the listing rules of The Nasdaq Stock Market, a director must satisfy a two-part test. First, the director must not fall into any of several categories that would automatically disqualify the director from being deemed independent. Second, no director qualifies as independent unless the Board affirmatively determines that the director has no direct or indirect relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under the Nasdaq Dubai listing rules and the Markets Rules of the Dubai Financial Services Authority, a director is considered independent if the Board determines the director to be independent in character and judgment and to have no commercial or other relationships or circumstances that are likely to affect, or could appear to impair, the director's judgment in a manner other than in the best interests of the Company.

Ten of our 11 director nominees are independent under the listing rules of The Nasdaq Stock Market and Nasdaq Dubai. Ms. Friedman is deemed not to be independent because she is Nasdaq's CEO.

None of the director nominees are party to any arrangement with any person or entity other than the Company relating to compensation or other payments in connection with the director's or nominee's candidacy or service as a director, other than arrangements that existed prior to the director's or nominee's candidacy.

The Board believes that a key element to effective, independent oversight is that the independent directors meet in Executive Session on a regular basis without Company management present. As such, at each Board meeting, independent directors have the opportunity to meet in Executive Session. The Lead Independent Director of the Board is responsible for chairing the Executive Sessions of the Board and reporting to the Chair and CEO and Corporate Secretary on any actions taken during Executive Sessions. In 2022, the Board met in Executive Session at all nine Board Meetings. Additionally, the Board and each Committee have the authority and budget to retain independent advisors, if needed.

Committee Independence and Expertise

All Board Committees, except for the Finance Committee, are comprised exclusively of independent directors, as required by the listing rules of The Nasdaq Stock Market. At each Committee meeting, members of each Board Committee have the opportunity to meet in Executive Session.

Each member of the Audit & Risk Committee is independent as defined in Exchange Act Rule 10A-3, and in the listing rules of The Nasdaq Stock Market. Two members of the Audit & Risk Committee are "audit committee financial experts" within the meaning of SEC regulations and also meet the "financial sophistication" standard of The Nasdaq Stock Market.

Strategic Oversight

The Board takes an active role with management to formulate and review our long-term corporate strategy and capital allocation plan for long-term value creation.

The Board and management routinely confer on our execution of our long-term strategic plans, the status of key strategic initiatives, and the principal strategic opportunities and risks facing us. In addition, the Board periodically devotes meetings to conduct an in-depth long-term strategic review with our senior management team. During these reviews, the Board and management discuss emerging technological and macroeconomic trends and short and long-term plans and priorities for each of our divisions.

Additionally, the Board annually discusses and approves our budget and capital allocation plan, which are linked to our long-term strategic plans and priorities. Through these processes, the Board brings its collective, independent judgment to bear on the most critical long-term strategic issues facing Nasdaq.

In 2022, the Board received updates on Nasdaq's corporate strategy at least quarterly, and often more frequently. The Board also held a multi-day strategy session during which it considered the next steps in our strategic pivot, assessed the realignment of our corporate structure, discussed our strategic ambitions, and evaluated certain near-term strategic focus areas. For further information on our corporate strategy, see "Item 1. Business—Growth Strategy" in our Form 10-K.

ESG Oversight

Our Board is committed to overseeing Nasdaq's integration of ESG principles and practices throughout the enterprise. Thirty-six percent of our Board nominees have experience with environmental and social matters (including human capital management), which strengthens our Board's review and oversight of our sustainability initiatives. The Nominating & ESG Committee has formal responsibility and oversight for ESG policies and programs and receives regular reporting on related key matters.

Our internal Corporate ESG Steering Committee is co-chaired by executive leaders and is comprised of geographically diverse representatives from multiple business units. The Corporate ESG Steering Committee serves as the central coordinating body for our ESG strategy, and regularly reports that strategy to the Nominating & ESG Committee.

The Corporate ESG Strategy and Reporting team, which ultimately reports to the CFO, is responsible for execution of the sustainability strategy, communicating our performance, metrics and ambitions through our annual Sustainability Report, TCFD Report and related ESG filings and surveys, and collaborating with various stakeholders across the organization to ensure a timely and accurate data gathering process.

36%

of our Board nominees have experience with environmental and social matters (including human capital management)

 

Cybersecurity and Information Security Oversight

Cybersecurity is an integral part of risk management at Nasdaq. The Board appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effect any such incidents may have on the Company. We utilize a cross-departmental approach to addressing cybersecurity risk, with our Information Security, Legal, Risk and Regulatory, and Internal Audit functions presenting on key topics to the Audit & Risk Committee.

Our Audit & Risk Committee receives quarterly reports, as well as additional reports as needed, on cybersecurity and information security matters from our Chief Information Security Officer. This regular reporting includes a cybersecurity dashboard that contains information on cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, ongoing prevention and mitigation efforts, security features of the products and services we provide our customers, and the results of security breach simulations. The Audit & Risk Committee also discusses recent incidents throughout the industry and the emerging threat landscape.

Cybersecurity is a shared responsibility, and our aim is for all employees to be vigilant in helping to protect our organization and themselves, at all times. We routinely perform simulations and tabletop exercises, and incorporate external resources and advisors as needed, to help strengthen our cybersecurity protection and information security procedures and safeguards. All employees are required to complete annual cybersecurity awareness training and have access to continuous cybersecurity educational opportunities throughout the year. Nasdaq also maintains a cybersecurity and information security risk insurance policy, and our Nasdaq Information Security Management System conforms to ISO 27001 requirements and is ISO 27001 certified.

On an annual basis, the Information Security team reviews and updates its governance documents, including the Information Security Charter, the Information Security Policy, and the Information Security Program Plan, and then presents the revised documents to the Audit & Risk Committee for review and/or approval. Additionally, the Information Security team maintains a formal cybersecurity strategic plan which outlines the strategic vision and associated goals for the cybersecurity of Nasdaq's global operations. The plan is continually updated with new initiatives that are aligned with technology innovations and any changes in the threat landscape.

Finally, in 2022, an external consultant performed an analysis of Nasdaq's information security procedures, which included a review of program documentation and an overall maturity assessment of Nasdaq's information security programs. The findings were presented to the Audit & Risk Committee.

Data Privacy

Data privacy is vital to our business and Nasdaq is committed to the protection of the personal data that it processes as part of its business and on behalf of customers. We understand the trust our customers, employees, and members of the public place in us when they share their personal information and to that end, we have established a robust global privacy program with oversight by executive management, an independent Data Protection Officer for our European regulated entities, and, at the Board level, our Audit & Risk Committee. Our governance and accountability measures promote core principles of data privacy, while the collaborative effort between our Information Security Team and Legal, Risk and Regulatory Group enables us to meet our regulatory requirements and demonstrate compliance.

Risk Oversight

The Board's role in risk oversight is consistent with our leadership structure, with management having day-to-day responsibility for assessing and managing the Company's risk exposure, and the Board having ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the Company. The Board is assisted in meeting this responsibility by several Board Committees as described under "Our Board — Board Committees." The Audit & Risk Committee receives regular reports relating to operational compliance with the Company's risk appetite and reviews any deviations.

The Board, through the Audit & Risk Committee, approves the Company's risk appetite, which is the boundaries within which our management operates while achieving corporate objectives. In addition, the Board reviews and approves the Company's ERM Policy, which mandates ERM requirements and defines employees' risk management roles and responsibilities.

Under our ERM Policy, we employ an ERM approach that manages risk through objective and consistent identification, assessment, monitoring, and measurement of significant risks across the Company. We classify risks into the following five broad categories.

- **Strategic and Business Risk:** Risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions, or lack of responsiveness to changes in the business environment.

- **Financial Risk:** Risk to our financial position or ability to operate due to investment decisions and financial risk management practices, in particular as it relates to market, credit, capital, and liquidity risks.

- **Operational Risk:** Risks arising from our people, processes, and systems and from external causes, including, among other things, risks related to transaction errors, financial misstatements, technology, information security (including cybersecurity), engagement of third parties, and maintaining business continuity.

- **Legal and Regulatory Risk:** Exposure to civil and criminal consequences — including regulatory penalties, fines, forfeiture, and litigation — while conducting our business operations.

- **ESG Risk:** Risks arising from perceived or actual shortcomings in the management of ESG matters.

Our management has day-to-day responsibility for managing risk arising from our activities, including making decisions within stated Board-delegated authority; ensuring employees understand their responsibilities for managing risk through a "three lines of risk management" model; and establishing internal controls as well as guidance and standards to implement the ERM Policy. In the "three lines of risk management" model, the first line, consisting of the business units and expert teams (i.e., corporate support units), executes core processes and controls. The second line, consisting of the risk, control, and oversight teams, sets policies and establishes frameworks to manage risks. The third line, which is the Internal Audit Department, provides an independent review of the first and second lines.

Our Global Risk Management Committee, which includes our Chair and CEO and other senior executives, assists the Board in its risk oversight role, ensuring that the ERM framework is appropriate and functioning as intended and the level of risk assumed by the Company is consistent with Nasdaq's strategy and risk appetite.

We also have other limited-scope risk management committees that address specific risks, geographic areas, and/ or subsidiaries. These risk management committees, which include representatives from business units and expert teams, monitor current and emerging risks

 

within their purview to ensure an appropriate level of risk. Together, the various risk management committees facilitate timely escalation of issues to the Global Risk Management Committee, which escalates critical issues to the Board. These risk management committees include the following:

- The Compliance Council identifies, monitors, and addresses regulatory and corporate compliance risks.
- The Technology Risk Committee oversees technology risks within our strategic products and applications.
- The Business Continuity & Crisis Management Committee oversees business continuity and resiliency related risks.
- The Regulatory Capital Committee oversees the global regulatory capital framework for our regulated entities and the level of regulatory capital risk.

Nasdaq's Group Risk Management Department, which is part of the Legal, Risk and Regulatory Group, oversees the ERM framework, supports its implementation, and aggregates and reports risk information.

Risk Oversight Organizational Structure


Audit & Risk Committee
Internal Audit
Global Risk Management Committee
Regulatory Capital Committee
Technology Risk Committee
Compliance Council
Business Continuity & Crisis Management Committee
Risk, Control and Oversight Teams
Business Units and Expert Teams

Human Capital Management Oversight and Executive Succession Planning

Our Board believes that human capital management oversight and executive succession planning are some of its most critical duties. The Board regularly receives updates on Nasdaq's culture and people-related initiatives. In 2022, topics discussed included: our DEI initiatives; our employee engagement survey results; Nasdaq's return-to-office and future-of-work initiatives; talent considerations in connection with the realignment of our corporate structure; the implementation of Agile ways of working; and Nasdaq's new Culture Book.

Both formally on an annual basis and informally throughout the year in Executive Session, the Management Compensation Committee, the Board, and the Chair and CEO review the succession planning and leadership development program. This includes a short-term and long-term succession plan for developing, retaining, and replacing senior officers. These reviews and succession planning discussions take into account desired leadership skills, key capabilities, and experience in light of our current and evolving business and strategic direction. Our directors also have exposure to potential internal succession candidates through Board and Committee presentations and discussions, as well as informal events and interactions throughout the year.

In addition, the Chair and CEO prepares, and the Board reviews, a short-term succession plan that delineates a temporary delegation of authority to certain officers of the Company, if some or all of the senior officers should unexpectedly become unable to perform their duties. The Board also has implemented its own short-term succession plan in the event any of the Directors became temporarily incapacitated or unable to act.

Finally, following our annual executive succession planning exercise with our Board, we achieved a 26% increase in 2022, as compared to 2021, in the diversity of our senior executive succession candidates (considering gender, race, and LGBTQ+ status) due to a focus by our senior executives on identifying and cultivating talent deeper in their organizations.

Board Meetings and Attendance

The Board held nine meetings during the 2022 fiscal year, and the Board met in Executive Session without management present during each of those meetings. At each Board or Committee meeting, a quorum consists of a majority of the Board or Committee members. The Board expects its members to meticulously prepare for, join, and participate in all Board and applicable Committee meetings and each Annual Meeting.

Each of the incumbent directors who served for the full year of 2022 attended at least 87% of the meetings of the Board and those Committees on which the director served.

In addition to participation at Board and Committee meetings, our directors have frequent individual meetings and other communications with our Chair and CEO, Lead Independent Director, and other members of the leadership team.

Directors are also encouraged to attend our Annual Meeting of Shareholders. All of the current members of the Board who were directors at the time of the Annual Meeting held on June 22, 2022 attended the Annual Meeting.

 

Shareholder Rights

Nasdaq does not have a classified Board. All directors are elected annually. We also have a majority vote standard for uncontested director elections.

Our proxy access right allows a shareholder, or group of shareholders, that owns at least 3% of our outstanding common stock for three years and complies with certain customary requirements, to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials. Candidates nominated pursuant to this provision may constitute up to the greater of two individuals or 25% of the total number of directors then in office for a particular Annual Meeting of Shareholders.

Shareholders representing 15% or more of outstanding shares for one year can convene a special meeting of Nasdaq's shareholders.

For more on our proactive outreach efforts with our shareholders, see "Shareholder Engagement" on page 7.

Public Policy Advocacy

As part of our duty to shareholders, employees, and the markets, Nasdaq actively participates in public policy debates in the United States, Europe, and elsewhere. Nasdaq maintains a vigorous global employee education program with respect to the Foreign Corrupt Practices Act and other jurisdictional prohibitions on pay-for-play. Nasdaq does not support any political campaigns, or so-called "Super PACs," directly with Nasdaq funds.

In the United States, Nasdaq has the responsibility to use its voice to educate policymakers and regulators. Nasdaq's advocacy focuses on policies affecting the capital markets. Nasdaq concentrates its efforts on education and outreach and utilizes a modest Political Action Committee, or PAC, program, known as the Nasdaq PAC. The Nasdaq PAC is funded entirely through voluntary employee contributions and supports only federal Congressional campaigns. Nasdaq's PAC is governed by a board of employees who vote on every disbursement.

With respect to our European operations, we focus our advocacy programs on active education and engagement with elected leaders and key policymakers. Our policies in Europe follow prevailing jurisdictional law and preclude any monetary contributions to political parties, candidates, or their designees.

Nasdaq maintains memberships in a number of associations around the globe that serve as important partners for our industry, clients, and employees including the World Federation of Exchanges, Federation of European Securities Exchanges, U.S. Securities Markets Coalition, Equity Markets Association, Partnership for New York City, Business Roundtable, Silicon Valley Leadership Group, U.S. Chamber of Commerce, TechNet, and others.

The actions described above constitute a long-standing practice and risk mitigation policy.

Communicating with the Board

Shareholders and other interested parties may contact the Board, the Chair and CEO, the Lead Independent Director, or other individual directors by writing us at AskBoard@nasdaq.com or c/o Erika Moore, VP, Deputy General Counsel and Corporate Secretary, 805 King Farm Boulevard, Rockville, Maryland 20850.

Complaints or Ethical Concerns?

We have also established mechanisms for receiving, retaining, and addressing ethics and compliance concerns or allegations of misconduct through our SpeakUp! Program. Employees, contractors, and third parties doing business with Nasdaq have multiple channels for raising ethics concerns in a highly confidential and/or anonymous manner. Nasdaq does not tolerate retaliation against anyone who reports potential misconduct regardless of the reporting channel used.

For more on our Code of Ethics, see page 62 or visit ir.nasdaq.com.

 

Purpose and Progress



At Nasdaq, our purpose is to advance economic progress for all. We power stronger economies, create more equitable opportunities, and contribute to a more sustainable world to help our communities, clients, employees, and people of all backgrounds reach their full potential. Our commitment to ESG leadership is integrated across our operations, enhancing Nasdaq's competitiveness, resilience, and relationships with stakeholders. At the epicenter of capital markets and technology, Nasdaq is positioned to lead the acceleration of ESG excellence both in how we operate internally and by empowering our communities with strategic solutions that have measurable and lasting impact.

Environmental Initiatives

Nasdaq is committed to environmentally friendly business practices and will continue to pursue activities that underscore our commitment to the key environmental initiatives described below.

Optimizing Our Footprint

To ensure the sustainability of our real estate portfolio, we aspire to increase the number of green certifications for our office space design, construction, and operations. In 2022, we achieved eight additional LEED Gold certifications, which increased our portfolio to over 50% green certified.

Our Environmental Practices Statement and Environmental Management System Policy emphasize our commitment to act as a responsible corporate citizen, endeavoring to lessen our environmental impact and make our operations environmentally efficient.

In 2022, we implemented an Environmental Management System for our real estate and data center portfolios that is based upon the ISO 14001 structure.

We also completed our second TCFD report on our global office and data center locations. The report outlines our climate-related risks and opportunities, associated impact on our business, our management strategy to address these risks, and related metrics and targets to further address climate risks.

Reducing Our Environmental Impact

In 2022, we continued our net carbon neutral program for the fifth consecutive year. The key focuses of the program are to:

- reduce the energy consumption, corresponding GHG emissions, and waste generation of our global operations through thoughtful sustainable initiatives and strategies;
- engage our value chain to report their relevant material GHG emissions and to set their own science-based targets;
- proactively procure renewable energy for our office space and data center portfolio;
- purchase renewable energy certificates from projects that are less than five years old and feed power into the same energy distribution network as our operations to replace any fossil fuel electricity power consumed (indirectly neutralizing our electricity-related GHG emissions);
- purchase credible carbon offsets from projects that focus on carbon removal or biodiversity to neutralize the associated GHG emissions related to our scope 1 and scope 3 categories (indirectly removing GHGs from the atmosphere); and

 

- engage a third party to assure our carbon footprint data for completeness and accuracy.

Nasdaq's near- and long-term science-based emissions reduction targets were approved by the Science Based Targets initiative (SBTi). The SBTi has verified our long-term, 2050 net-zero science-based target. Our validated targets are described below.

Near-Term Targets	Long-Term Targets
Reduce absolute scope 1 and scope 2 GHG emissions 100% by 2030 from a 2021 base year	Maintain a minimum of 100% absolute scope 1 and 2 GHG emissions reductions from 2030 through 2050 from a 2021 base year
Continue annually sourcing 100% renewable electricity through 2030	Reduce absolute scope 3 GHG emissions 95% by 2050 from a 2021 base year
Reduce absolute scope 3 GHG emissions 50% by 2030 from a 2021 base year	
70% of our suppliers by spend covering purchased goods and services and capital goods will set science-based targets by 2027	

Decarbonizing Our Supply Chain

In 2022, we commenced engagement with our top spend vendors, requesting that they disclose their GHG emissions and reduction initiatives. In 2023, we will continue to develop this program to gain further insights into our value chain and encourage our suppliers to commit to their own science-based targets.

To the extent practical and feasible, we expect suppliers to provide us with information to support our reporting and transparency commitments related to sustainability and environmental impacts.

Empowering Our Employees

Nasdaq is proactively addressing its business behaviors to focus on sustainability.

Our Global Green Team brings together Nasdaq employees who are passionate about the environment, publishes regular knowledge-based resources, and works to drive sustainable initiatives through our local offices and communities. The Green Team aims to instill a culture of environmental advocacy and action, through educational sessions that focus on sustainable practices, informative webinars, and community outreach.

Empowering Our Clients

Our robust portfolio of ESG services and solutions for our clients and listed companies helps them support and implement their own ESG strategies and communicate critical sustainability milestones to their key stakeholders.



Environmental
- Carbon Removal Market
- Green Equity
- Sustainable Bonds

Core Governance
- Board Meeting Software
- Compliance Solutions

Social
- Board Diversity
- Entrepreneurial Center
- Purpose Initiative

Strategy Formation
- Board Advisory
- ESG Advisory
- ESG Perception Studies

Reporting & Disclosure Management
- ESG Reporting & Disclosure Management

Investor Engagement
- ESG-Related Investor Intelligence
- ESG Perception Studies

Serving as an ESG Thought Leader for the Capital Markets and the Public

Nasdaq actively seeks to be an ESG thought leader for the capital markets, investors, our listed company clients, and the public. Our Green Voices Newsletter is released quarterly, and gathers the latest Nasdaq updates, insights, and inspiration related to ESG and sustainable finance.

In 2022, Nasdaq co-hosted the second annual ESG Leadership Forum as part of New York City Climate Week. The event convened business leaders and investors to discuss trends and share insights into how the business community and investors are working together on ESG and climate goals that affect the real-world transition to a low-carbon economy.

Nasdaq has also been at the forefront of numerous ESG-related projects, working groups, and industry initiatives over the last ten years, including UN Principles for Responsible Investment (UNPRI), UN Global Compact, the Sustainable Stock Exchanges Initiative, the Task Force on Nature-related Financial Disclosures (TNFD) Forum, and the World Federation of Exchanges' Sustainability Working Group.

 

Human Capital Management

Nasdaq has continued to strengthen our commitment to, and investment in, attracting, retaining, developing, and motivating our employees during 2022.

While we are proud of our engagement scores during a challenging year—they affirm that employees enjoyed their experience and that Nasdaq remains a preferred work destination—we are committed to continuous improvement. We remain steadfast in bolstering our efforts to create a diverse and inclusive work environment of equal opportunity, where employees feel respected and valued for their contributions, and where Nasdaq and its employees have opportunities to make positive contributions to our local communities.

Talent Management and Development

In 2022, we continued to increase our efforts in attracting and retaining our employees. Nasdaq seeks to hire world-class, innovative, and diverse talent across the globe. Our Talent Attraction Team focused on strategic marketing and branding to position Nasdaq as a leading employer of choice for talent in our industry, helping to increase our pool of top candidates, particularly diverse candidates, for open positions.

We ran targeted attraction campaigns in our major markets using local employee stories and photos, and partnered with diverse talent organizations, such as the National Society of Black Engineers, AfroTech, the Society of Women Engineers, Women in Technology, Grace Hopper, and the Society of Hispanic Professional Engineers to help improve brand awareness of Nasdaq and attract a higher number of diverse candidates compared to 2021.

During 2022, we launched a year-long series called the Manager Forum, facilitated by our Chair and CEO and other senior and mid-career leaders, to engage managers in sustained leadership development, alongside our existing formal leadership development curriculum. We also launched a new artificial intelligence-driven career development platform called the Career Hub that matches employees, based on their career aspirations, to internal training, potential mentors, short-term projects, and full-time internal roles.

We have invested in professional development for our employees, including offering access to more than 26,000 professional development programs; providing tuition assistance to employees enrolled in degree-granting academic programs; holding internal career fairs and career development programs; connecting employees to our formal mentoring programs; and providing one-on-one professional coaching opportunities. We welcomed over 150 interns to Nasdaq during 2022.

Diversity, Equity, and Inclusion

At Nasdaq, three pillars guide our DEI efforts: *Workforce, Workplace,* and *Marketplace.* Our actions and initiatives under each of these pillars are described below.

Workforce	Workplace	Marketplace

2022 Engagement Survey Results

92%

employee participation

87%

believe Nasdaq is advancing diversity, inclusion, and belonging

92%

are proud to work for Nasdaq

90%

would recommend Nasdaq as a great place to work

Workforce

To ensure that our employee population is representative of the communities in which we operate.

We believe transparency around our workforce composition data is important in order to hold ourselves accountable for the progress that we seek. Statistics on the composition of our global workforce by gender, and the composition of our U.S. workforce by gender, race, and ethnicity, are available on our corporate website, along with details about some of our programs and practices to elevate workforce diversity and inclusion. We will continue to publish our EEO-1 data and comprehensive diversity statistics in our annual Sustainability Report and make them available on our website.

Nasdaq is committed to equitable pay for all people in our workforce. That commitment is embedded within our multifaceted compensation program. As part of that program:

- We have systems in place to establish and review pay upon hire, promotion, and role changes within the Company.

- We have an annual process in place to run a regression analysis on gender (globally) and race/ethnicity (in the United States), assessing employee base pay and total compensation (base + bonus + equity).

- When appropriate, we take action based on these systems and annual process.

We continually monitor our diversity efforts, with each business unit tracking its own data via dashboards. We have enhanced our human capital analytics capability so that we can continue to deliver on our commitment to the Parity Pledge, which seeks to achieve greater gender diversity in our executive ranks. As a signatory to the Parity Pledge, we fulfilled our commitment to interview female candidates for all externally advertised roles at the VP level and above. We also have established a dedicated diversity recruitment function to accelerate our ability to attract diverse talent. These recruitment marketing campaigns helped drive an increase in our female, Black, and Hispanic hiring.

Workplace

To create a positive, equitable workplace experience for all employees of Nasdaq.

Nasdaq sponsors 11 employee-led internal affinity networks. These networks include over 2,400 employee members, representing 37% of our employees and contractors. Some groups advance the professional development and support of our Black, Asian American, Hispanic, LGBTQ+, female, disabled, veteran, and parent/caregiver employees. At the same time, networks represent the interests of employees around environmental sustainability as well as professional identities, such as administrative professionals and software engineers. Each employee network is sponsored by one or more senior executives at the SVP and/or EVP level. The networks provide formal and informal development programs and guidance for their members, benefiting our entire workforce through educational events, guest speakers, and volunteering opportunities. For a complete list of our employee networks, see page 133.

During 2022, our managers globally completed training in "inclusive leadership" and "conscious inclusion," and 100% of our executive team participated in "inclusive leadership," a continued diversity and inclusion leadership training program that focuses on the importance of allyship to the growing culture of inclusive leadership at Nasdaq. We also added "conscious inclusion," a facilitator-led session, for our non-managers. This training focuses on educating our employees on best practices and tactics to create a more inclusive environment.

In 2022, we held a second cohort of our high-potential leadership program for our Black employees to hone their skills and prepare for potential advancement opportunities. We also launched a new women's leadership program called Accelerate(Her), providing in-depth

 

exposure to Nasdaq's businesses, and matching small cohorts of participants to our most senior executive women at Nasdaq for career coaching and sponsorship.

Marketplace

To positively influence our peers in the capital market ecosystem, and to invest in our local communities in which we operate.

In 2022, we built on our momentum from 2021 and furthered our efforts to increase diversity and inclusion in the external marketplace.

We hosted several conferences in 2022, open to our listed company clients and the public, highlighting diversity and inclusion. This included the fourth annual LGBTQ Leaders Conference, hosted by our OPEN Employee Network, as well as ¡Adelante! Nasdaq's programming for Hispanic Heritage Month, which included panels of representatives from Hispanic/Latino-owned businesses. Our GLOBE network celebrated Black History Month by hosting a celebration with other external resource groups. Additionally, we hosted Parity.Org for a conversation on "The "E" in DEI: Solving for Pay Equity," where Nasdaq and senior leaders in the DEI space discussed the importance of pay parity.

We invested in the next generation of diverse talent by hosting programs for the youth from the TAKE YOUR SEAT program and Queens Community House, which serve youth from underrepresented communities.

Health, Safety, and Well-Being

We are committed to ensuring the safety and well-being of our employees and stakeholders, and complying with local government regulations in the areas in which we operate. Our employees may work from our offices or work from home, with most of our employees continuing to utilize a hybrid work schedule of both working in an office and remotely each week.

We have continued offering additional benefits, which were first introduced during the COVID-19 pandemic, to support our employees, including caregiver support, back-up childcare, "flex days" (extra time off in addition to vacation), and hybrid work schedules, allowing our employees to focus on mental well-being.

Community Impact

Contributing positively to our local communities is embedded in our culture. In 2022, through strategic initiatives and thoughtful partnerships, we accelerated our efforts globally and strengthened our philanthropic footprint. Our philanthropic efforts are organized within three pillars: the Nasdaq Foundation, the Nasdaq Entrepreneurial Center, and Corporate Giving.

Nasdaq Foundation

Relaunched in 2020, the Nasdaq Foundation has deepened its commitment to advance economic progress for all by making markets work for the benefit of more people across society. The Foundation works to support women and underrepresented minority communities by focusing on two goals: reimagining investor engagement and leveraging our investment in the Nasdaq Entrepreneurial Center alongside new strategic partnerships.

In 2022, the Nasdaq Foundation provided 11 grants to organizations through the quarterly grant program. The services offered through these partnerships provide a wide range of support for Black, Latinx, and Indigenous founders and entrepreneurs, with a strong focus on women.

The New Investor Initiative is part of the Nasdaq Foundation's effort to fill in the next piece of its strategic initiatives: a portfolio of programs focused on tackling overlooked barriers for people of color, particularly women of color, to participate in the capital markets. In 2022, the Foundation selected three partnership organizations as part of this New Investor Initiative. These organizations act on different fronts of the challenge by creating a new set of role models and educational activations and conducting community-based research to create a stronger investor identity for underrepresented communities.

For more information, please see our 2022 Impact Snapshot and our Foundation Report.

Nasdaq Entrepreneurial Center

The Nasdaq Entrepreneurial Center, or the Center, is an independent non-profit building a better path for entrepreneurs worldwide. Established in 2014 with the support of the Nasdaq Foundation, the Center has been improving inclusion, access, and knowledge in entrepreneurship. The Center delivers free education to meet the real time needs of entrepreneurs and then translates those needs to actionable data that is shared with policy makers and academic institutions around the world to build more opportunities for all entrepreneurs. For more information, visit thecenter.nasdaq.org.

Corporate Giving

Nasdaq's signature corporate giving program, GoodWorks, helps connect employees with causes, charities, and communities to support. In 2022, Goodworks empowered our employee volunteers to participate in more than 60 individual and team events. Nasdaq employee donations and Nasdaq corporate matches raised over $1 million for almost 650 charitable and community recipients.

Operating with Integrity

Our commitment to integrity remains at the center of all we do. Our ethics and compliance programs, whistleblower program and protections, and Supplier Code of Ethics are described below.

Ethics and Compliance Programs

The Nasdaq Global Employee Ethics Program and our corporate compliance programs set standards for conducting business in accordance with our high ethical standards, provide values-based guidance, heighten compliance risk awareness, strengthen decision-making, and drive sound business performance through five pillars.

Executive & Board Leadership

Our Management Committee maintains oversight of Nasdaq's Global Employee Ethics Program and compliance programs through committees, including a Compliance Council chaired by our Chief Legal, Risk and Regulatory Officer. Further oversight is provided through the Board's Audit & Risk Committee, which is responsible for overseeing risks across Nasdaq.

Policies, Procedures & Controls

Nasdaq's Code of Ethics and related policies are applicable to all of our directors, employees (including the principal executive officer, the principal financial officer and the controller and principal accounting officer), and other associates. Our Code of Ethics and related policies outline requirements related to our ethical standards, conflicts of interest, employee trading activities, self-regulatory organization responsibilities, reg-

 

ulatory transparency, whistleblowing responsibilities and protections, antitrust laws, anti-bribery and corruption controls, privacy, data security, and sanctions and trade control laws. As a condition of employment, our employees are required to annually certify compliance with our Code of Ethics and related policies, as well as attest to the accuracy of required ethics disclosures. We maintain procedures, systems, and controls to support compliance with core policy requirements and detect potential violations. Additionally, the Board is governed by a distinct Code of Conduct containing supplemental provisions applicable to directors. The Code of Ethics and the Code of Conduct for the Board are posted to our website.

Risk Assessments

We monitor the primary jurisdictions where we operate for significant changes in law that may impact our business. As part of our annual Code of Ethics and policy review process and through ad hoc reviews, we assess our compliance policies and adjust them as needed to align with regulatory requirements and changes to our business. We undertake periodic assessments of our risk relative to relevant compliance risks and use such assessment to inform program changes and updates.

Outreach & Training

We perform ongoing training and awareness activities to ensure these policies and requirements are well understood, clear, and practical across the organization. This includes onboarding sessions held with all new hires and mandatory annual ethics and compliance training and certifications for all employees.

Monitoring, Audit, & Response

We undertake regular compliance testing and monitoring, conduct audits to review control design and effectiveness, and respond to situations where potential non-compliance is detected or reported. Corrective action is taken for non-compliance, including disciplinary action (up to and including termination of employment) and disclosure to regulatory bodies when appropriate; disciplinary action may include the reduction or elimination of bonuses or other incentive payments. We investigate instances of non-compliance to assess potential patterns of misconduct and incorporate findings into policy enhancements, control improvements, and training and outreach programs.

Whistleblower Program and Protections

To foster an ethical culture where employees are supported in reporting unethical behavior, Nasdaq provides multiple channels for disclosing misconduct under our SpeakUp! Program. One element of this program—our SpeakUp! Line—enables anonymous whistleblowing as required by applicable laws and regulations. The SpeakUp! Line is operated by a third party that is strictly required to protect the anonymity of the reporting individual when requested by the individual, and the Audit & Risk Committee receives regular reports on activity on the SpeakUp! Line. Nasdaq supports employees by allowing the disclosure of trade secrets in confidence to relevant government authorities without fear of retaliation, regardless of the confidentiality or intellectual property agreements the employee has signed with Nasdaq.

Employees can contact the appropriate regulator, law enforcement, other government authorities, or others as authorized by applicable law without notifying Nasdaq in advance or first pursuing internal reporting channels. Nasdaq does not tolerate retaliation and provides all legal protections afforded under applicable laws and regulations for individuals reporting alleged misconduct or violations of the law.

Supplier Code of Ethics

Ethical business practices are not only foundational to our own corporate culture, but also what we expect from our suppliers. Nasdaq expects that its suppliers share our same level of commitment to integrity and high ethical standards. The Supplier Code of Ethics, or the Supplier Code, which is available on our website, sets forth our expectation that all suppliers act ethically and comply with relevant laws and regulations in all Nasdaq-related business dealings. In 2022, Nasdaq engaged new suppliers and existing top suppliers to attest to our Supplier Code, confirming they have policies and practices consistent with ours or, to the extent they do not, will adhere to the applicable standards in the Supplier Code. Our Supplier Code addresses, among other things: sanctions, money laundering, anti-corruption and other financial crimes; collective bargaining; environmental transparency; DEI; health and safety matters; living wages; and human rights, including modern slavery and acceptable living conditions for workers.

Measuring ESG Progress

Throughout 2022, Nasdaq continued its commitment to advance our sustainability disclosures through annual ESG reporting. We have made significant progress in our rankings across multiple ESG rating agencies.

		Current Score		Previous Score
MSCI	DDD – AAA Scale	AA		BBB
ISS QualityScore	10 – 1 Scale	1*		1
Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA	0-100 Scale	60	96th percentile	50
CDP	D – A Scale	A		B
ecovadis	0-100 Scale	70	95th percentile	64

* Quality score for Environmental, Social, and Governance categories

Note: The MSCI, ISS, CSA, CDP and EcoVadis ESG ratings are as of April 1, 2023. The use by Nasdaq of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of the MSCI logos, trademarks, service marks, or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Nasdaq by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.



Transparency in ESG Governance

Nasdaq's ESG disclosures, policies, and practice statements are available online in our ESG Resource Center and include the following:

Annual ESG Reporting

- Nasdaq Sustainability Report
- TCFD Report
- Global Reporting Initiative (GRI) Index
- Sustainability Accounting Standards Board (SASB) Index
- World Economic Forum (WEF) Stakeholder Capitalism Index
- United Nations Global Compact Communication on Progress (UNGC CoP)

Policies and Practices

- Code of Ethics
- Corporate Values Statement
- Environmental Practices Statement
- Human Rights Practices Statement
- Information Protection and Privacy Practices Statement
- Supplier Code of Ethics
- UK Modern Slavery Act Transparency Statement

Executive Compensation



 

Executive Compensation Highlights

Compensation decisions made for 2022 were aligned with Nasdaq's strong financial and operational performance and reflected a continued emphasis on variable, at-risk compensation paid over the long-term. Compensation decisions are intended to reinforce our focus on performance and sustained growth. The Compensation Discussion and Analysis section beginning on page 70 describes the compensation of our NEOs, which includes the following highlights.

The majority of our NEOs' pay is based on performance and consists largely of equity-based compensation.

In 2022, 88% of our NEOs' total direct compensation was performance-based, or at-risk, and 64% of our NEOs' total direct compensation was equity-based compensation. Total direct compensation includes base salary, annual cash incentive awards, and equity awards.

Annual incentives are based on achievement of rigorous performance goals.

In 2022, payments of annual incentives reflected our achievement of performance goals relating to corporate net revenues and corporate operating income (on a run rate basis), in addition to accomplishment of strategic objectives, business unit financial results, and an ESG objective. The resulting payouts to NEOs ranged from 117% to 161% of targeted amounts.

We use long-term incentives to promote retention and reward our NEOs.

Our main long-term incentive program for NEOs consists primarily of PSUs based on TSR relative to other companies, including the S&P 500 companies and a group of peer companies. Over the three-year period from January 1, 2020 through December 31, 2022, Nasdaq's cumulative TSR was 85.5%, which was at the 90th percentile of S&P 500 companies and the 100th percentile of peer companies. This TSR performance resulted in performance vesting of PSUs at 200% of target shares.

Our compensation program is grounded in best practices.

Our best practices include strong stock ownership guidelines for directors and executives, no hedging or pledging of Nasdaq stock, a long-standing "clawback" policy, and no tax gross ups on severance arrangements or perquisites.

Our executive compensation program does not encourage excessive risk-taking.

The Audit & Risk and Management Compensation Committees closely monitor the risks associated with our executive compensation program and individual compensation decisions. We annually conduct a comprehensive risk assessment of our compensation program. The Management Compensation Committee and Audit & Risk Committee both concluded, based on the risk assessment report's findings, that any risks arising from our compensation programs are not reasonably likely to have a material adverse effect on the Company.

Proposal 2: Approval of the Company's Executive Compensation on an Advisory Basis

 The Board unanimously recommends that shareholders vote FOR the approval of the Company's executive compensation on an advisory basis.

We are asking shareholders to approve, on an advisory basis, the Company's executive compensation as reported in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the executive compensation program and practices described in this Proxy Statement.

We recommend that shareholders read the Compensation Discussion and Analysis below as well as the executive compensation tables and narrative beginning on page 100. The Compensation Discussion and Analysis describes our executive compensation program and the executive compensation decisions made by our Management Compensation Committee and Board of Directors in 2022 in more detail. The compensation tables provide detailed information on the compensation of our NEOs. The Board and the Management Compensation Committee believe that the compensation program for our NEOs has been effective in meeting the core principles described in the Compensation Discussion and Analysis in this Proxy Statement.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2023 Annual Meeting of Shareholders.

RESOLVED, that the shareholders of Nasdaq, Inc. approve, on an advisory basis, the compensation of Nasdaq's NEOs, as disclosed in the Proxy Statement for Nasdaq's 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables, and other related tables and narrative disclosure.

This advisory vote is not binding on the Board or the Management Compensation Committee. Although non-binding, the Board and the Management Compensation Committee will review and consider the outcome of the vote when making future decisions regarding our executive compensation program.

The Board has adopted a policy providing for annual shareholder advisory votes to approve the Company's executive compensation. Under the current version of the policy, the next advisory vote to approve executive compensation will occur at the 2024 Annual Meeting of Shareholders unless the results of Proposal 3 cause the Board to modify the timing of the next advisory vote on executive compensation.

 

Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

 The Board unanimously recommends a vote to conduct future advisory votes on executive compensation every ONE YEAR.

Pursuant to Section 14A of the Exchange Act, we are asking shareholders to vote on whether future advisory votes on executive compensation of the nature reflected in Proposal 2 should occur every year, every two years or every three years. In 2011, shareholders recommended that advisory votes on executive compensation be held on an annual basis. As a result, the Board adopted a policy providing for annual shareholder advisory votes to approve the Company's executive compensation, and we have submitted such proposals to our shareholders at each Annual Meeting since 2011. In 2017, shareholders reaffirmed their support for annual say on pay votes.

An annual advisory vote on executive compensation allows our shareholders to provide us with their direct, timely input on our compensation objectives, policies, and practices as disclosed in the Proxy Statement every year. An annual advisory vote on executive compensation is also consistent with our practice of seeking input and engaging in dialogue with our shareholders on a regular basis.

This advisory vote on the frequency of future advisory votes on executive compensation is not binding on the Board of Directors and Management Compensation Committee. Although non-binding, the Board of Directors and the Management Compensation Committee will carefully review the voting results. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board of Directors may in the future decide that it is in the best interests of the shareholders and the Company to conduct an advisory vote on executive compensation more or less frequently than the frequency preferred by our shareholders and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

This non-binding advisory vote must be submitted to shareholders at least once every six years and we expect that our next say on pay frequency vote will occur at our 2029 Annual Meeting of Shareholders.

After careful consideration of the frequency alternatives, the Board believes that conducting an advisory vote on executive compensation on an annual basis is currently appropriate for Nasdaq and our shareholders.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a summary of our executive compensation philosophy and programs and describes the compensation decisions we have made under these programs and the factors considered in making those decisions. Our executive compensation programs support Nasdaq's growth strategy and are aligned to create long-term shareholder value. This Compensation Discussion and Analysis and the Executive Compensation Tables focus on the compensation of our NEOs for 2022.

Our NEOs



Adena T. Friedman
Chair and CEO



Ann M. Dennison
EVP and CFO



Tal Cohen
President[1]



P.C. Nelson Griggs
President[2]



Bradley J. Peterson
EVP and CIO/CTO

1. Tal Cohen was appointed President effective April 18, 2023. Mr. Cohen continues to serve as Division President, Market Platforms, a role he assumed January 1, 2023.

2. P.C. Nelson Griggs was appointed President effective April 18, 2023. Mr. Griggs continues to serve as Division President, Capital Access Platforms, a role he assumed January 1, 2023.

 

<u>**Compensation Discussion and Analysis Contents**</u>

Business Performance Highlights

We achieved strong financial and operational performance across our business segments in 2022, while continuing to diversify our business and invest significantly to drive growth. Our 2022 results demonstrated the strength of our diversified business in a challenging economic environment, and our ability to deliver on our longer-term objectives. Following our corporate realignment announced in September 2022, our new corporate structure positions us to deliver greater liquidity, transparency, and integrity solutions to our clients throughout the financial system.

- Net revenues in 2022 were $3.6 billion, an increase of 5% over 2021.

- ARR increased 8% compared to the fourth quarter of 2021. Annualized SaaS revenues increased 13% and represented 36% of ARR.

- This strong revenue performance allowed us to continue to reinvest in our business and our people, increase our quarterly dividend by 11% to $0.20 per share, and further execute our share repurchase plan.

- We returned more than $1.0 billion to shareholders in 2022 through our share repurchase program and quarterly dividends, and an aggregate of $2.9 billion over the last three years.

- Additional 2022 business highlights are described on page 1 of this Proxy Statement.

 

Decision-Making Framework

We design our executive compensation program to reward financial performance, operational excellence, effective strategic leadership, achievement of business unit goals and objectives, and focus on Nasdaq's ESG initiatives, which are key elements in driving shareholder value and sustainable growth. The program is also designed to enable us to compete successfully for top talent, particularly in a tight labor market, and to build an effective leadership team. Our compensation program is grounded in best practices and ethical and responsible conduct.

Key Governance Features of Executive Compensation Program

The following table summarizes the key governance and design features of our executive compensation program. We believe our executive compensation practices drive performance and serve our shareholders' long-term interests. We avoid certain practices that do not adhere to these compensation policies or further our shareholders' interests.

	What We DO		What We DON'T Do
✓	Pay for performance: 100% of annual incentives and 80% of long-term incentive grants are performance-based	✕	Overweight non-performance-based long-term incentives
✓	Maintain a long-standing incentive "clawback" policy	✕	Pay tax gross-ups on severance arrangements and perquisites
✓	Provide change in control protection that requires a "double trigger" (i.e., both a change in control of the Company and a qualifying loss of employment)	✕	Permit re-pricing of underwater stock options without shareholder approval
✓	Conduct a comprehensive annual risk assessment of our compensation program	✕	Accrue or pay dividends on unearned or unvested equity awards
✓	Conduct an annual executive talent review and discussion on succession planning	✕	Allow hedging or pledging of Nasdaq stock
✓	Maintain robust stock ownership guidelines	✕	Provide ongoing defined benefit pension plans
✓	Provide only limited perquisites, which provide nominal additional assistance to allow executives to focus on their duties	✕	Provide uncapped award opportunities

Total Rewards Philosophy

On an annual basis, the Management Compensation Committee reviews our compensation philosophy, programs, and practices to ensure that they meet the needs of not only the Company, but also the shareholders. Nasdaq's total rewards program is designed to attract, retain, and empower employees to successfully execute the Company's growth strategy. Nasdaq's balanced total rewards program encourages decisions and behaviors that align with the short and long-term interests of our shareholders.

Designed to promote and support our strategy, the building blocks of our total rewards program are described below.

Reinforce our cultural values of: Driving Innovation, Leading with Integrity, Playing as a Team, Fueling Client Success, Expanding Your Expertise, and Acting as an Owner

Energize and align employees with the most important priorities, and encourage and reward high levels of performance, innovation, and growth, while not promoting undue risk

Retain our most talented employees in a highly dynamic, competitive talent market

Engage and excite current and future employees who possess the leading skills and competencies needed for us to achieve our strategy and objectives

Compensation Philosophy Guiding Principles

1

Pay for Performance

A substantial portion of compensation is variable or at-risk and directly linked to Company, business unit, and individual performance.

2

Retention

Our long-term incentive award vesting periods overlap, continually ensuring that a portion of previously granted equity remains unvested.

3

Competitive Pay Levels

Total compensation is sufficiently competitive with industry peers to attract and retain executives with similar levels of experience, skills, education, and responsibilities.

4

Internal Equity

Compensation takes into account the different levels of responsibilities, scope, risk, performance, and future potential of our executives.

5

Collateral Implications

Our total compensation mix encourages executives to take appropriate, but not excessive, risks to improve our performance and build long-term shareholder value.

6

Shareholder Alignment

The financial interests of executives are aligned with the long-term interests of our shareholders through stock-based compensation and performance metrics that correlate with long-term shareholder value.

 

Say on Pay Results

Each year, we carefully consider the results of our Say on Pay advisory vote from the prior year. At our 2022 Annual Meeting, 95.9% of the votes cast were in favor of the advisory vote to approve executive compensation. In part based on this feedback, in 2022, we retained the core elements of our executive compensation program, policies, and decisions. We believe our programs continue to appropriately motivate and reward our senior management.

In addition to the perspective provided by the Say on Pay results, we also carefully solicit and consider feedback from our shareholders on executive compensation, corporate governance, and other issues throughout the year. For further information on our shareholder engagement, see "Shareholder Engagement."

How We Determine Compensation

We have established a process for evaluating the performance of the Company, the Chair and CEO, and other NEOs for compensation purposes. On an annual basis, the Board, the Management Compensation Committee, and the Nominating & ESG Committee review our Chair and CEO's performance in Executive Session. As part of their deliberative process, the Management Compensation Committee, and Board establish and approve performance goals, and then evaluate our Chair and CEO's performance against the pre-established goals and determine appropriate compensation. The factors considered include our Chair and CEO's performance against annual strategic objectives, the performance of the Company, and an ESG goal. Ms. Friedman, our Chair and CEO, is compensated only for her role as CEO and not as Board Chair.

With the support of People@Nasdaq, our Chair and CEO develops compensation recommendations for the NEOs and other executive officers and presents the recommendations to the Management Compensation Committee for review and consideration.

However, in accordance with the listing rules of The Nasdaq Stock Market, the Chair and CEO does not vote on executive compensation matters or attend Executive Sessions of the Management Compensation Committee or Board, and the Chair and CEO is not present when her own compensation is being discussed or approved.

Role of Compensation Consultants

In 2022, Nasdaq selected a new independent compensation consultant, Exequity, which assisted management in gathering data, reviewing best practices, and making recommendations to the Management Compensation Committee about our executive compensation program. However, Exequity did not determine or recommend the amount or form of executive or director compensation. Exequity did not provide any services to Nasdaq or its Board other than executive compensation consulting. In 2022, we paid Exequity $36,750 in fees for competitive market data for executives and outside directors, and $222,156 in fees for other executive compensation services.

Meridian Compensation Partners, an independent compensation consultant, also assisted management for a portion of 2022 in gathering data, reviewing best practices, and making recommendations to the Management Compensation Committee about our executive compensation program. However, Meridian did not determine or recommend the amount or form of executive or director compensation. Meridian did not provide any services to Nasdaq or its Board other than executive compensation consulting.

Competitive Positioning

To evaluate the external competitiveness of our executive compensation program, we compare certain elements of the program to similar elements used by peer companies. In setting 2022 compensation levels, the Management Compensation Committee used a comprehensive peer group, consisting of an aggregate of 28 companies (comprised of 21 companies in our primary peer group and seven in our additional peer group), as the basis for a competitive market analysis of the compensation program for the Chair and CEO and other NEOs. The 2022 peer group was substantially similar to the 2021 peer group, except E*TRADE Financial Corporation and TD Ameritrade Holding Corporation were removed due to each being acquired. We believe using and disclosing a peer group provides valuable input into compensation levels and program design.

When forming the peer group, we considered potential peers among both direct industry competitors and companies in related industries with similar talent needs. After identifying potential peers on this basis, we used the following seven screening criteria to select appropriate peer companies and talent.

We believe the current peer group includes an accurate representation of similarly sized industry competitors and/or companies with which we generally compete for executive talent.

The screening criteria we used to select peer companies are:

- Revenue size
- Market capitalization size
- Financial performance
- Direct exchange competitors
- Financial services companies
- Technology companies
- Companies with global complexity

Executive Compensation Peer Groups Organized by Industry Segment[1]

Primary Peer Group (for Benchmarking Chair and CEO and other NEOs' compensation)

Consumer Finance	Data Processing & Outsourced Services	Financial Exchanges & Data	Investment Banking & Brokerage	Research & Consulting Services
Discover Financial Services	Automatic Data Processing, Inc.	Cboe Global Markets, Inc.	BGC Partners, Inc.	IHS Markit Ltd.
	Fidelity National Information Services, Inc.	CME Group Inc.	The Charles Schwab Corporation	Verisk Analytics, Inc.
	Fiserv, Inc.	Deutsche Börse AG		
	Mastercard Incorporated	FactSet Research Systems Inc.		
	PayPal Holdings, Inc.	Intercontinental Exchange, Inc.		
	Visa Inc.	London Stock Exchange Group plc		
		Moody's Corporation		
		MSCI Inc.		
		S&P Global Inc.		
		TMX Group Limited		

 

Additional Peer Group (added to Primary Peer Group for benchmarking EVP and CIO/CTO's compensation only; used as a secondary, informational reference for Chair and CEO and other NEOs' compensation)

Application Software	Internet & Direct Marketing Retail	Systems Software
Adobe Inc.	eBay Inc.	Gen Digital Inc. (formerly NortonLifeLock Inc.)
Citrix Systems, Inc.		
Intuit Inc.		ServiceNow, Inc.
Workday, Inc.		

1. These peer groups differ from the peer group used for the performance graph included in Item 5 of our Form 10-K, which is for stock-performance comparisons and includes industry-only competitors.

While the peer group represents a broad group of potential competitors for executive talent across various industries, peer group data serves as only one reference point for the Management Compensation Committee in evaluating our executive compensation program. The Management Compensation Committee uses this data to understand how various elements of our executive compensation program compare to other companies. In addition, the Management Compensation Committee uses multiple categorizations of the aggregate peer group data for each particular NEO role to better understand the competitive landscape for that position. For example, depending on the role of our NEO, the Management Compensation Committee may consider the entire peer group and/or certain subsets of the peer group. For the Chair and CEO and other NEO roles, with the exception of the EVP and CIO/CTO role, the primary peer group used for compensation comparisons excludes companies in the Application Software, Internet & Direct Marketing Retail, and Systems Software sectors, as discussed above. We view these companies as talent competitors for executive roles in our Global Technology Organization, so they are included as primary peers for those roles. While the peer group comparison is applied to ensure our executive compensation is competitive, we do not target executive compensation to a specific percentile of the compensation set by our peer group.

Each executive officer is also evaluated individually based on skills, knowledge, performance, growth potential, and in the Management Compensation Committee's business judgment, the value he or she brings to the organization and Nasdaq's retention risk.

Tally Sheets

When recommending compensation for the Chair and CEO and other NEOs, the Management Compensation Committee reviews tally sheets that detail the various elements of compensation for each executive officer. These tally sheets are used to evaluate the appropriateness of the total compensation package, to compare each executive officer's total compensation opportunity with his or her actual aggregate payment, and to ensure that the compensation appropriately reflects the compensation program's focus on pay for performance.

What We Pay and Why: Elements of Executive Compensation

	Element	Description	Objectives	Where Described in More Detail
FIXED	**Base Salary**	Fixed amount of compensation for service during the year	Reward scope of responsibility, experience, and individual performance	Page 80
AT-RISK	**Annual Incentive Compensation**	At-risk compensation, dependent on goal achievement Formula-driven annual incentive linked to corporate financial, business unit financial, and strategic objectives and other organizational priorities	Promote strong business results by rewarding value drivers, without creating an incentive to take excessive risk Serve as key compensation vehicle for rewarding results and differentiating individual performance each year	Page 80
	Long-Term Incentive Compensation	Award values are granted based on market competitive norms and individual performance PSUs are paid in shares of common stock upon vesting based on three-year relative TSR ranking compared to peers and to the broad market, over each cycle RSUs are paid in shares of common stock, which have time-based vesting over four years from the grant date	Motivate and reward executives for outperforming peers over several years Ensure that executives have a significant stake in the long-term financial success of the Company, aligned with the shareholder experience Promote longer-term retention	Page 82
BENEFITS	**Retirement, Health, and Welfare**	401(k) plan with Company match Deferred Compensation Plan Competitive welfare benefits Frozen pension plan and frozen supplemental executive retirement plan	Provide market-competitive benefits to attract and retain top talent Frozen plans reflect legacy arrangements	Page 95
SEVERANCE	**Severance Arrangements - Involuntary Termination Without Cause or Voluntary Termination with Good Reason**	Specified amounts under employment arrangements with some executive officers Discretionary guidelines, for involuntary terminations without cause	Assist in attracting and retaining top talent Provide transition assistance Promote smooth succession planning upon retirement Allow the Company to obtain release of employment-related claims	Page 96, 109
	Severance Arrangements - Termination Due to Change in Control ("Double Trigger")	Severance and related benefits paid upon termination without cause or resignation for good reason following a change in control Accelerated equity vesting upon qualifying termination post-change in control	Retention of executives through a change in control Preserve executive objectivity when considering transactions in the best interest of shareholders Assist in attracting and retaining top talent	Page 96, 110
OTHER	**Limited Perquisites**	Limited additional benefits provided to certain executives	Provide nominal additional assistance that allows executives to focus on their duties	Page 96

 

Pay for Performance

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate and business unit financial and strategic objectives as well as individual performance, levels of responsibility, and breadth of knowledge and experience.

Our program's intention is to align the interests of our executives with the interests of our shareholders and to link executive compensation with the drivers of short-term and long-term value creation. A large percentage of total target compensation is at-risk through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance and include a substantial portion of equity.

Compensation Mix

The mix of total target direct compensation for our NEOs in 2022 is shown below. At-risk pay is comprised of the target annual cash incentive award and the target equity award. The annual cash incentive award and the PSU portion of the equity award are performance-based.

NEOs – 2022 Total Target Direct Compensation Mix



Base Salary 12%

Target Annual Cash Incentive Award 24%

Target Equity Award 64%

At-Risk Pay 88% (24% + 64%)

2022 Compensation Decisions

The sections below provide an overview as to how the Management Compensation Committee and/or Board of Directors determined each NEO's compensation for 2022. For specific compensation amounts for each NEO, see the "NEO Compensation Summaries" beginning on page 85.

Base Salary

Base salaries are a fixed component of each NEO's compensation. In setting each NEO's base salary, the Management Compensation Committee and/or Board considers competitive market data derived from our peer group, annual market surveys, and the NEO's individual contributions, performance, time in role, scope of responsibility, leadership skills, and experience. We review base salaries on an annual basis and may adjust base salaries during the year in response to significant changes in an executive's responsibilities or events that would impact the long-term retention of a key executive. Salaries are established at levels commensurate with each executive's title, position, and experience, recognizing that each executive is managing a component of a complex global company.

Annual Cash Incentive Compensation

We maintain an annual performance-based cash incentive arrangement under which each NEO can earn cash incentive awards through our ECIP based on achievement of performance against pre-determined performance goals. The Management Compensation Committee and/or Board established each NEO's target annual cash opportunity based on an assessment of each NEO's position and responsibilities, the competitive market analysis, and the Company's retention objectives.

How We Set Performance Targets

The annual cash incentive award payments for our NEOs are based on the achievement of pre-established, quantifiable performance goals. The Chair and CEO selects and recommends goals for the other executive officers based on their areas of responsibility and input from each executive. The Management Compensation Committee reviews and considers our Chair and CEO's recommendations and approves the goals for the coming year after identifying the objectives most critical to our future growth and most likely to hold executives accountable for the operations for which they are responsible. Based on these same factors, the Management Compensation Committee and Board determine and approve the performance goals for the Chair and CEO.

Targets are set based primarily on the Company's Board-approved budget for the year. The performance goals are intended to be rigorous and are set at levels where the maximum payout for any NEO would be difficult to achieve and that are in excess of budget assumptions.

The Management Compensation Committee and/or the Board reviews the Company's financial goals and the NEOs' individual goals throughout the year and determines if any adjustments are warranted based on significant transactions or other extraordinary events.

For 2022, the Management Compensation Committee and Board selected financial and strategic metrics and targets that they believe incentivize our executives to achieve our strategic objectives and drive Nasdaq's long-term financial performance.

 

The 2022 annual cash incentive awards were tied to results in the following areas:

Corporate Financial Objectives

- operating income (on a run rate basis), which measures business efficiency and profitability
- net revenues, which measure the ability to drive revenue growth

Strategic Objectives

- defined corporate or business unit-specific goals that contribute to the Company's long-term strategy execution and performance

Business Unit Financial Objectives

- defined business unit-specific goals that contribute to the Company's revenue growth and profitability

ESG

- goal that measures efforts to advance Diversity and Culture, including employee engagement, based on employee responses to engagement surveys. This goal is one important measure of progress toward our social objectives, as part of our broader ESG focus. In addition, our EVP and CFO had a separate goal relating to our overall Corporate ESG Strategy.

Potential Payments

Annual cash incentive award payments are determined after the end of the year and are based on actual performance against each goal. Each goal that applied to the NEOs for 2022 had a minimum, target, and maximum performance level.

Scoring of each goal is based on actual goal achievement as compared to the target. In 2022, payments on each goal could vary between 0% and 200% of the target. Although our ECIP is highly formulaic by design, awards are subject to adjustment at the discretion of the Management Compensation Committee, based on a holistic, qualitative assessment of individual performance delivered as well as ethical and responsible conduct. The Management Compensation Committee may adjust the bonus payment to any NEO, including by increasing a payment amount or applying "negative discretion" to decrease the payment amount.

Award Payouts

In February 2023, the Management Compensation Committee and/or the Board determined the final levels of achievement for each of the goals and approved the cash payout amounts. The table on the following page shows achieved performance against each 2022 corporate objective and the percentage of target incentive opportunity yielded by such performance.

In establishing our 2022 corporate objectives for our annual cash incentive awards, the Management Compensation Committee acknowledged that our 2021 results reflected historically high trading revenues and that beta factors make trading revenues difficult to predict. The target for 2022 operating income was set slightly below our 2021 target, reflecting an expectation for lower trading revenues and continued investment in our business to drive long-term growth. Accordingly, the Management Compensation Committee added a further requirement - a Business Unit could not contribute to above 100% attainment of the corporate operating income target unless the 2022 performance exceeded the 2021 performance. This additional performance hurdle was implemented to better align annual incentive payouts with year-over-year revenue and operating income growth.

Corporate Objectives Performance vs. Goals

Corporate Objective	Threshold (0% payout)	Target (100% Payout)	Maximum (200% Payout)	Nasdaq's Results for 2022 as Measured for Compensation Purposes	Payout Percentage of Target Incentive Award Amount
Operating Income (Run Rate)[1]	$1,703.4M	$1,805.4M - $1,828.4M	$1,916.6M	$1,820.0M	105%
Net Revenues[2]	$3,350.6M	$3,470.6M - $3,506.6M	$3,617.1M	$3,537.0M	137%

1. Operating income (run rate) reflects our non-GAAP operating income adjusted to exclude: Nasdaq Next (i.e., our innovation investment program); the impact of changes in foreign exchange rates; certain intra-year acquisitions; severance; and benefits from certain initiatives that were not initially included in the 2022 budget. Non-GAAP operating income differs from U.S. GAAP operating income due to the exclusion of the following items: amortization expense of acquired intangible assets; merger and strategic initiatives expense; restructuring charges; and certain other expenses that are not part of ongoing business expenses. For a discussion of non-GAAP adjustments, see Annex A.

2. Corporate net revenues exclude Nasdaq Next, the impact of changes in foreign exchange rates, and certain intra-year acquisitions.

The Management Compensation Committee and/or the Board assessed each NEO's achievement of the business unit financial objectives and strategic objectives in 2022, as set forth in the NEO Compensation Summaries beginning on page 85. Specific metrics for these goals are not disclosed for competitive reasons. However, 100% of our NEO goals was defined with quantifiable performance metrics that were approved by the Management Compensation Committee and/or the Board. No positive discretion was applied to any goal scoring for our NEOs.

Long-Term Incentive Compensation

PSUs

In 2022, we granted PSUs to each NEO in order to incentivize and reward them for growth in our TSR relative to the TSR of two equally weighted groups over the performance period. One performance group consists of all S&P 500 companies at the start of the performance period and the other performance group consists of the peer companies on the following page. The peer companies include other global exchanges with sizable market capitalizations. We measure our TSR performance relative to two different groups in order to align with the varied interests of our shareholders. The PSUs represented 80% of each NEO's long-term incentive compensation.

The PSUs are subject to a three-year cumulative performance period beginning on January 1, 2022 and ending on December 31, 2024. The shares earned, if any, vest at the end of the performance period and upon the certification by the Management Compensation Committee and/or the Board that the performance metrics have been achieved. The TSR results are measured at the beginning and end of the three-year performance period. Our relative performance ranking against each of these groups at the end of the performance period will determine the number of vested PSUs. For each vested PSU, Nasdaq will issue one share of common stock to each NEO. The maximum payout will be 200% of the target number of PSUs granted if Nasdaq ranks at the 85th percentile or above of each of the groups. However, if our TSR is negative for the three-year performance period, regardless of TSR ranking, the payout cannot exceed 100% of the target number of PSUs granted.

The table on the following page illustrates the percentage of the target number of PSUs granted to each NEO that the NEO may receive based upon different levels of achievement against each of the groups. For each group, the resulting shares earned will be calculated by multiplying the relevant percentage from the table by one-half of the target award amount. Any payouts earned at performance levels below the 50th percentile rank are designed to serve as a retention vehicle.

 

Global Exchange Peer Companies Used for Three-Year PSUs[1]


Cboe Global Markets, Inc.
TMX Group Limited
CME Group Inc.
London Stock Exchange Group plc
Euronext N.V.
Deutsche Börse AG
Hong Kong Exchanges and Clearing Limited
Intercontinental Exchange, Inc.
Japan Exchange Group, Inc.
Bolsa Mexicana de Valores, S.A.B. de C.V.
Singapore Exchange Limited
B3 S.A. – Brasil, Bolsa, Balcão
ASX Limited

1. While the peer group used for competitive analysis of compensation includes a broad range of companies that may compete with us for executive talent, the peer group used for the three-year PSUs includes a narrower list of more direct competitors that provide the most relevant comparators for stock price performance.

Amount of Shares a Grantee May Receive Based Upon Achievement

Percentile Rank of Nasdaq's Three-Year TSR Versus the Relevant Group	Resulting Shares Earned
>= 85th Percentile	200%
67.5th Percentile	150%
50th Percentile	100%
25th Percentile	50%
15th Percentile	30%
0 Percentile	0%

For levels of achievement between points, the resulting shares earned will be calculated based on straight-line interpolation.

RSUs

In 2022, we also granted RSUs to each NEO to promote long-term shareholder alignment and retention. The RSUs represented 20% of the NEO's long-term incentive compensation.

The RSUs are subject to a four-year vesting schedule, vesting 33% on the second anniversary of the grant, 33% on the third anniversary of the grant, and the balance on the fourth anniversary of the grant, in each case subject to continued employment with the Company.

Award Determination

In setting Ms. Friedman's 2022 equity award target, the Management Compensation Committee and Board focused on motivating performance with significant upside and downside based on relative performance. Historical awards and the retention value of Ms. Friedman's outstanding equity were considered when determining the target amount of her award. Peer group data also was considered in establishing a market-competitive award level.

Ms. Friedman recommended the specific equity award targets for each of the other NEOs, which varied among executives depending upon responsibilities and retention considerations. The Management Compensation Committee and Board evaluated these recommendations and determined that the amount of each award reflected the individual's contributions, was aligned with competitive market levels, and was appropriate for retention purposes.

The equity award targets are established for our NEOs based on an assessment of each officer's position and responsibilities, the competitive market analysis, and the Company's retention objectives.

Settlement of 2020 PSU Grants Based on Relative TSR

In February 2023, the Management Compensation Committee and/or the Board evaluated and approved the performance results for the PSUs granted to the NEOs in 2020. These PSUs were subject to a three-year cumulative performance period beginning on January 1, 2020 and ending on December 31, 2022, and performance was determined by comparing Nasdaq's TSR to two groups of companies, each weighted 50%. One group consisted of all S&P 500 companies and the other group consisted of 14 peer companies. Of the peer group, one company (Bolsas y Mercados Españoles) was acquired during the performance period and therefore removed from the peer group at the time of the performance measurement. We measure our TSR performance relative to two different groups in order to align with the varied interests of our shareholders.

The following table sets forth the 2020 PSU performance measure results.

PSU Performance Measure Results

Equity Award	Cumulative TSR	Weighting	Performance Factors	Percentile Rank	Payout	Blended Payout
2020 Three-Year PSU Award	85.5%	50%	Based on Relative TSR Against the S&P 500	90th	200%	200%
		50%	Based on Relative TSR Against Peers	100th	200%	

 

NEO Compensation Summaries



Adena T. Friedman

Chair and CEO

2022 Total Target Direct Compensation Mix



- Base Salary 7%
- Target Annual Cash Incentive Award 22%
- Target Equity Award 71%
- At-Risk Pay 93%

2022 Performance Highlights

- Reported record net revenues of $3.6 billion, an increase of 5% over 2021.
- Grew ARR by 8% in the fourth quarter of 2022 compared to the fourth quarter of 2021.
- Increased annualized SaaS revenues in the fourth quarter of 2022 by 13% year over year, mostly driven by the strong growth in the fraud detection and anti-money laundering solutions and Workflow and Insights businesses.
- Implemented a new corporate structure that accelerates our strategy and positions Nasdaq to deliver more comprehensive solutions to our clients and scale for the future.
- Led U.S. exchanges for operating company IPOs with a 92% win rate.
- Maintained listings leadership in the U.S. and Nordics during 2022.
- Led all exchanges in total multiply-listed options traded and set a record for U.S. equities trading during the December expiration.
- Migrated the Nasdaq MRX options market onto the Amazon Web Services (AWS) cloud platform. The new platform, developed through collaboration with AWS, offers a 10% performance boost while meeting high standards for resiliency, security, and capacity.
- Launched a comprehensive suite of crypto-specific fraud detection, anti-money laundering, and surveillance capabilities to help fight financial crime within the digital assets ecosystem.
- Named to the Dow Jones Sustainability North America Index, received approval by the Science Based Targets initiative for net-zero targets, and improved ESG rating scores.
- Strengthened Nasdaq's DEI efforts, including expanded hiring and internal development programs.

2022 Compensation Elements

As shown in the table below, for 2022, the Management Compensation Committee and Board maintained Ms. Friedman's base salary and increased her target annual cash incentive award from $3,000,000 to $3,750,000. In setting Ms. Friedman's compensation, the Management Compensation Committee and Board considered her performance and a review of the competitive positioning of her overall compensation as compared to the compensation of similar officers at companies in our peer group. The increase in annual incentive target reflects Ms. Friedman's strong performance as CEO and positions her competitively versus peers as she enters her new employment agreement term. The Management Compensation Committee and Board increased the target grant date value of her equity award for 2022 by $2,000,000.

In addition to the compensation shown in the table below, on January 3, 2022, the Management Compensation Committee and Board granted her a one-time, performance-based stock option award with a value of $10 million, which award was associated with the renewal of her employment agreement for an additional five years. The purpose of this one-time award is to provide an additional long-term, shareholder-aligned incentive to motivate growth in shareholder return over the duration of the five year term. The award provides that 50% of the grant will vest after five years of employment tenure, and 50% will vest upon achieving a cumulative five-year EPS target. The entire award will become valuable only to the extent that Nasdaq's shareholders benefit from future share price appreciation. Under the terms of Ms. Friedman's employment agreement, she is entitled to an additional 12 months of continued vesting as a result of "Involuntary Termination without Cause" or termination for "Good Reason," so a separation of service under those conditions occurring in 2026 would qualify for continued vesting, but not sooner. For further information on this option award, see page 107.

	Type of Compensation	2022 Annualized Amounts (at Target)	2021 Annualized Amounts (at Target)
Base Salary	Fixed	$1,250,000	$1,250,000
Target Annual Cash Incentive Award	Performance-Based	$3,750,000	$3,000,000
Target Equity Award	Performance-Based (PSUs)	$9,600,000[1]	$8,000,000
(Grant Date Face Value)	At-Risk (RSUs)	$2,400,000[1]	$2,000,000
Total Target Compensation		**$17,000,000**	**$14,250,000**

1. Ms. Friedman was awarded a target amount of 158,310 PSUs, and 39,576 RSUs, on April 1, 2022 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2022 Performance Goals – Annual Cash Incentive Award

Ms. Friedman earned an annual incentive award payment of $4,372,748, or 117% of target, based on the final achievement of her pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	60%	105%	$2,352,272
	Corporate Net Revenues	20%	137%	$1,025,099
Strategic Initiatives	Nasdaq NEXT Revenue	3%	0%	–
	Marketplace Technology Initiatives	2%	175%	$131,250
	Strategic Clearing Projects	2%	200%	$150,000
	Listings Success	2%	156%	$117,000
	Market Migrations to the Global Derivatives Platform and the Cloud	3%	200%	$225,000
	Continue Integration of Key Strategic Acquisition	4%	114%	$170,250
ESG	Diversity and Culture	4%	135%	$201,877
Total		**100%**	**117%**	**$4,372,748**

Settlement of 2020 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Ms. Friedman earned as of December 31, 2022 due to the performance results of her 2020 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2020	Actual Performance as a Percent of Target	PSUs Earned
234,093	200%	468,186

 



Ann M. Dennison

EVP and CFO

2022 Total Target Direct Compensation Mix



Base Salary 20%

Target Annual Cash Incentive Award 29%

Target Equity Award 51%

At-Risk Pay 80%

2022 Performance Highlights

- Drove Nasdaq's financial stewardship efforts, which resulted in strong performance for 2022, including record net revenues of $3.6 billion, an increase of 5% over 2021. In addition, Solutions Businesses revenues increased 9%, largely driven by organic growth.

- Successfully executed the Company's capital planning in a challenging economy, which enabled the Company to return more than $1.0 billion of cash to shareholders in 2022, including $633 million in share repurchases and $383 million in dividends.

- Strengthened the Company's balance sheet by refinancing and retiring the $500 million of outstanding 4.25% senior notes due 2024 and issuing $550 million of 3.950% Senior Notes due 2052.

- Completed the Company's amended $1.25 billion revolving credit facility, which also extended the term by an additional two years to 2027.

- Led ESG reporting and disclosure efforts, resulting in significant improvement in scores/ratings from leading ESG research providers such as MSCI, EcoVadis and S&P, and approval by the Science Based Targets initiative of Nasdaq's near and long-term emissions reductions targets.

2022 Compensation Elements

For 2022, the Management Compensation Committee and Board increased Ms. Dennison's base salary from $550,000 to $575,000 and target annual cash incentive award from $750,000 to $862,500, effective in April. The Management Compensation Committee and Board also increased the target grant date value of Ms. Dennison's equity award from $1,200,000 to $1,500,000. In determining these compensation changes, the Management Compensation Committee and Board assessed Ms. Dennison's performance and market competitive positioning.

	Type of Compensation	2022 Annualized Amounts (at Target)	2021 Annualized Amounts (at Target)
Base Salary	Fixed	$575,000	$550,000
Target Annual Cash Incentive Award	Performance-Based	$862,500	$750,000
Target Equity Award	Performance-Based (PSUs)	$1,200,000 [1]	$960,000
(Grant Date Face Value)	At-Risk (RSUs)	$300,000 [1]	$240,000
Total Target Compensation		**$2,937,500**	**$2,500,000**

1. Ms. Dennison was awarded a target amount of 19,788 PSUs, and 4,947 RSUs, on April 1, 2022 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2022 Performance Goals – Annual Cash Incentive Award

Ms. Dennison earned an annual incentive award payment of $1,184,020, or 139% of target, based on the final achievement of her pre-established, quantifiable performance goals, as described below.

The Management Compensation Committee may adjust bonus payments, or apply "negative discretion," to the compensation of any NEO. The Management Compensation Committee reduced Ms. Dennison's final 2022 award payout by $40,000 to $1,144,020 to to incorporate the year-end status of objectives not captured in her 2022 goals.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	50%	105%	$445,911
	Corporate Net Revenues	20%	137%	$233,189
Business Unit Financial	Finance Budget	5%	200%	$85,305
Strategic Initiatives	Complete Strategic Acquisitions and Divestitures	7%	200%	$119,427
	Enhance Nasdaq's ESG Initiatives	7%	200%	$119,427
	Finance & Workplace Transformation	6%	187%	$95,456
ESG	Diversity and Culture	5%	200%	$85,305
Total		**100%**	**139%**	**$1,184,020**
Negative Discretion				$(40,000)
Adjusted Total			**134%**	**$1,144,020**

Settlement of 2020 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Ms. Dennison earned as of December 31, 2022 due to the performance results of her 2020 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2020	Actual Performance as a Percent of Target	PSUs Earned
15,930	200%	31,860

 



Tal Cohen

President

2022 Total Target Direct Compensation Mix



Base Salary 17%

Target Annual Cash Incentive Award 26%

Target Equity Award 57%

At-Risk Pay 83%

2022 Performance Highlights

- Completed migration of the first U.S. options market, Nasdaq MRX, to the cloud, advancing our position as a best-in-class global capital markets provider.
- Led all exchanges during the period in total volume traded for multiply-listed equity options.
- Led the development of Nasdaq Digital Assets, a new business to power the digital asset ecosystem with institutional-grade solutions.
- Delivered record U.S. Equities revenues for index rebalancing and quarterly expiration events.
- Delivered record revenues for trade management services, including a 7% increase from 2021 revenues.

2022 Compensation Elements

For 2022, the Management Compensation Committee increased Mr. Cohen's base salary from $550,000 to $600,000 and target annual cash incentive award from $825,000 to $900,000, effective in April. The Management Compensation Committee also increased the target grant date value of Mr. Cohen's equity award from $1,500,000 to $2,000,000. In determining these compensation changes, the Management Compensation Committee assessed Mr. Cohen's performance, the overall performance of our North American Markets organization, and market competitive positioning.

In recognition of his expanding responsibilities leading our Market Platforms division and planned digital assets business, in addition to the compensation shown in the table below, Mr. Cohen received a one-time equity award of RSUs with a grant date face value of $3,500,000, awarded on April 1, 2022, which vests equally over three years. The Management Compensation Committee believes that the grant provides strong motivation to deliver long-term results in alignment with shareholder interests.

	Type of Compensation	2022 Annualized Amounts (at Target)
Base Salary	Fixed	$600,000
Target Annual Cash Incentive Award	Performance-Based	$900,0000
Target Equity Award	Performance-Based (PSUs)	$1,600,000 [1]
(Grant Date Face Value)	At-Risk (RSUs)	$400,000 [1]
Total Target Compensation		**$3,500,000**

1. Mr. Cohen was awarded a target amount of 26,385 PSUs, and 6,594 RSUs, on April 1, 2022, with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2022 Performance Goals – Annual Cash Incentive Award

Mr. Cohen earned an annual incentive award payout of $1,420,551 or 161% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	25%	105%	$230,286
	Corporate Net Revenues	10%	137%	$120,428
Business Unit Financial	North American Markets Core Revenue	15%	200%	$264,329
	North American Markets Core Operating Income	20%	200%	$352,438
	North American Market Share (of available market for trading)	5%	62%	$27,226
Strategic Initiatives	Market Migration to the Cloud	5%	200%	$88,110
	Agile Transformation - New Product Teams in North American Markets	3%	200%	$52,866
	Develop and Deploy Digital Assets Business	5%	200%	$88,110
	Proprietary Products	4%	191%	$67,485
	Public Policy Influence - U.S.	3%	200%	$52,866
ESG	Diversity and Culture	5%	173%	$76,407
Total		**100%**	**161%**	**$1,420,551**

Settlement of 2020 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Cohen earned as of December 31, 2022 due to the performance results of his 2020 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2020	Actual Performance as a Percent of Target	PSUs Earned
26,010	200%	52,020

 



P.C. Nelson Griggs

President

2022 Total Target Direct Compensation Mix


Base Salary 17%
Target Annual Cash Incentive Award 26%
Target Equity Award 57%
At-Risk Pay 83%

2022 Performance Highlights

- Led U.S. exchanges for operating company IPOs with a 92% total win rate.
- The Nasdaq Stock Market featured six of the largest ten U.S. IPOs by capital raised, attracted 74% of all proceeds raised through U.S. IPOs, and welcomed 14 listing switches.
- The Nasdaq Stock Market welcomed 161 IPOs, including 87 operating companies and 74 SPACs, enabling Nasdaq to maintain its market leadership position for the ninth consecutive year. In the Nordic and Baltic regions, Nasdaq maintained its leadership positioning with 38 IPOs.
- Bolstered our ability to support corporate clients with ESG disclosure with the acquisition of Metrio, a provider of ESG and analytics reporting services.
- Increased demand for our analytics and IR and ESG solutions helped drive a 9% year-over-year increase in our Workflow & Insights revenues.

2022 Compensation Elements

As shown in the table below, for 2022, the Management Compensation Committee increased Mr. Griggs' base salary from $575,000 to $600,000 and target annual cash incentive award from $862,500 to $900,000, effective in April. The Management Compensation Committee also increased the target grant date value of Mr. Griggs' equity award from $1,600,000 to $2,000,000. In determining these compensation changes, the Management Compensation Committee assessed Mr. Griggs' performance, the overall performance of our Capital Access Platforms division, and market competitive positioning.

In recognition of his expanding responsibilities leading our Capital Access Platforms division, in addition to the compensation shown in the table below, on July 1, 2022, Mr. Griggs received a one-time equity award of RSUs with a grant date face value of $3,500,000, which vests equally over three years. The Management Compensation Committee believes that the one-time grant provides strong motivation to deliver long-term results in alignment with shareholder interests.

	Type of Compensation	2022 Annualized Amounts (at Target)	2021 Annualized Amounts (at Target)
Base Salary	Fixed	$600,000	$575,000
Target Annual Cash Incentive Award	Performance-Based	$900,000	$862,500
Target Equity Award	Performance-Based (PSUs)	$1,600,000[1]	$1,280,000
(Grant Date Face Value)	At-Risk (RSUs)	$400,000[1]	$320,000
Total Target Compensation		**$3,500,000**	**$3,037,500**

1. Mr. Griggs was awarded a target amount of 26,385 PSUs, and 6,594 RSUs, on April 1, 2022 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2022 Performance Goals – Annual Cash Incentive Award

Mr. Griggs earned an annual incentive award payment of $1,290,492, or 145% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	25%	105%	$232,757
	Corporate Net Revenues	10%	137%	$121,720
Business Unit Financial	Corporate Platforms Operating Income	15%	134%	$179,192
	Corporate Platforms Core Revenue	10%	200%	$178,110
Strategic Initiatives	Listings Success	10%	156%	$138,926
	Corporate Platforms Client Retention and Expansion	10%	165%	$147,030
	Build ESG Business Capability	10%	169%	$150,057
	Agile Transformation - New Product Teams in Corporate Platforms	2.5%	170%	$37,848
	Boardvantage Technology Enhancements	2.5%	200%	$44,527
ESG	Diversity and Culture	5%	135%	$60,325
Total		**100%**	**145%**	**$1,290,492**

Settlement of 2020 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Griggs earned as of December 31, 2022 due to the performance results of his 2020 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2020	Actual Performance as a Percent of Target	PSUs Earned
41,616	200%	83,232

 



Bradley J. Peterson

EVP and CIO/CTO

2022 Total Target Direct Compensation Mix



Base Salary 18%

Target Annual Cash Incentive Award 27%

Target Equity Award 55%

At-Risk Pay 82%

2022 Performance Highlights

- Successfully completed the migration of our first U.S. options exchange, the Nasdaq MRX options market, to the cloud.

- Migrated our Nordic derivatives market to Fusion, a common technology platform for Nasdaq's derivatives markets.

- Led the global technology strategy across operations, infrastructure, corporate systems, information security, and technology innovation.

- Continued to transform Nasdaq's technology organization, deepening alignment of product development to Nasdaq's business strategy.

- Demonstrated the operational excellence of our exchanges through availability, reliability, and resilience of our core systems.

2022 Compensation Elements

On June 22, 2022, we entered into a new employment agreement with Mr. Peterson. In connection with his new agreement, the Management Compensation Committee increased his base salary from $600,000 to $650,000 per year and increased his target annual cash incentive award from $900,000 to $975,000 per year, effective July 1, 2022. Prior to entering into the new employment agreement, the Management Compensation Committee had increased the target grant date face value of his equity award by $100,000, effective April 1, 2022. In determining this compensation change, the Management Compensation Committee assessed Mr. Peterson's individual performance, the overall performance of our Global Technology Organization, and market competitive positioning.

In connection with the renewal of his employment agreement, on July 1, 2022, Mr. Peterson received a one-time equity award of RSUs with a grant date face value of $3,500,000, which vests equally over three years.

	Type of Compensation	2022 Annualized Amounts (at Target)	2021 Annualized Amounts (at Target)
Base Salary	Fixed	$650,000	$600,000
Target Annual Cash Incentive Award	Performance-Based	$975,000	$900,000
Target Equity Award	Performance-Based (PSUs)	$1,600,000 [1]	$1,520,000
(Grant Date Face Value)	At-Risk (RSUs)	$400,000 [1]	$380,000
Total Target Compensation		**$3,625,000**	**$3,400,000**

1. Mr. Peterson was awarded a target amount of 26,385 PSUs, and 6,594 RSUs, on April 1, 2022 with the terms and conditions described in the "Long-Term Incentive Compensation" section above.

2022 Performance Goals – Annual Cash Incentive Award

Mr. Peterson earned an annual incentive award payout of $1,259,192, or 134% of target, based on the final achievement of his pre-established, quantifiable performance goals, as described below.

Goal Type	Goal	Goal Weighting	Actual Performance as a Percent of Target	Award Payout
Corporate Financial	Corporate Operating Income (Run Rate)	50%	105%	$490,217
	Corporate Net Revenues	20%	137%	$256,359
Strategic Initiatives	Market Migrations to the Global Derivatives Platform and the Cloud	5%	200%	$93,781
	Advance Cloud-Based System Migrations	4%	200%	$75,025
	Develop Artificial Intelligence Talent and Technology	4%	200%	$75,025
	System Reliability and Operational Excellence	4%	193%	$72,456
	Agile Transformation - New Product Teams in Global Technology	2%	185%	$34,699
	Strategic Clearing Projects	2%	200%	$37,512
	Develop and Deploy Digital Assets Business	4%	200%	$75,025
ESG	Diversity and Culture	5%	105%	$49,093
Total		**100%**	**134%**	**$1,259,192**

Settlement of 2020 PSU Award Based on Relative TSR

The table below sets forth the number of PSUs that Mr. Peterson earned as of December 31, 2022 due to the performance results of his 2020 PSU award, which was based on relative TSR.

Target PSUs Awarded in 2020	Actual Performance as a Percent of Target	PSUs Earned
46,818	200%	93,636

 

Other Aspects of Our Executive Compensation Program

General Equity Award Grant Practices

The Management Compensation Committee and the Board approve annual equity awards during regular first quarter meetings, which are scheduled well in advance and without regard to any material Company news announcements.

We believe that the current and expected expense and share utilization are reasonable and justified in light of the Management Compensation Committee's goals of aligning the long-term interests of officers and employees with those of shareholders and rewarding officers for long-term relative TSR growth while retaining a strong management team. We actively monitor the expense and share utilization associated with annual grants and are committed to adjusting grant practices if and when appropriate.

Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance goals and monitors the compensation expense and share run rate that the Company is incurring for outstanding equity awards.

The reference price for calculating the value of equity awards granted is the closing market price of Nasdaq's common stock on the date of grant. Existing equity ownership levels are not a factor in award determinations as we do not want to discourage senior executives from holding significant amounts of our common stock.

Benefits

We provide a comprehensive benefits program to our executive officers, including the NEOs, which mirrors the program offered to all employees of the Company. These benefits include, among other components, a 401(k) plan with 6% matching contributions, health and welfare benefits, and participation in the Company's ESPP. Under these plans, our NEOs participate on the same terms as other employees.

Prior to 2007, Nasdaq offered a defined benefit pension program, which was frozen in 2007. The plan does not allow any new participants, and for existing participants, future service and salary do not contribute to the benefit accrual under the plan. Employees hired prior to the freeze date continue to receive credit for service required for vesting of the benefit. None of the NEOs, other than Ms. Friedman, participate in the defined benefit pension program.

Our NEOs, along with all Vice Presidents and above based in the United States, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer up to 80% of base salary and/or 80% of their annual cash incentive award. Participants must make a deferral election each year and may elect to have distributions begin on a specified date or following cessation of service, upon death or in connection with a change of control. Distributions are generally made in a lump sum or in annual installments between two and ten years. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) savings plan. Investment allocations may be changed at any time by the participant. Under the terms of the plan, Nasdaq may make contributions to the plan but has not made any such contributions to date.

Severance

Except in employment agreements and other agreements for certain executive officers as described in this Proxy Statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment. However, the Management Compensation Committee and/or the Board has the discretion to pay severance. Severance decisions do not influence other compensation decisions, which are focused on motivating our executives to remain with Nasdaq and contribute to our future success.

Change in control severance is addressed in employment agreements for certain NEOs, as described in this Proxy Statement, and in a change in control severance policy for NEOs without an employment agreement. We believe that the terms for triggering payment under these arrangements are appropriate. For example, these arrangements use what is known as a "double trigger," meaning that severance resulting from a change in control is paid only upon the occurrence of both a change in control of the Company and a qualifying loss of employment. In addition, a change in control under these arrangements is limited to situations where the acquiror obtains a majority of Nasdaq's voting securities or the current members of our Board (or their approved successors) cease to constitute a majority of the Board. We do not provide tax gross-ups in connection with the change in control excise tax.

For further information on Nasdaq's limited severance arrangements, see "Employment Agreements and Potential Payments Upon Termination or Change in Control."

Other

Because our executive compensation program emphasizes pay for performance, it includes few perquisites for our executives. Under her employment agreement, for security reasons, we provide Ms. Friedman with a company car and a security-trained driver for use when conducting Nasdaq business. Any use of the car and driver for personal reasons is reported in the Summary Compensation Table included below under "Executive Compensation." NEOs are eligible to receive basic financial planning services and executive health exams. In addition, like all employees and contractors, our executives are eligible to receive 100% corporate matching funds (and sometimes more for specific initiatives approved by the Company) for donations to an IRS-registered, 501(c)(3)-compliant organization, subject to certain limits. Participation in each of these programs is voluntary. We do not provide tax gross-up payments on perquisites.

 

Risk Mitigation and Other Pay Practices

Risk Assessment of Compensation Program

We monitor the risks associated with our compensation program on an ongoing basis. In March 2023, the Management Compensation Committee and Audit & Risk Committee were presented with the results of our annual formal assessment of our employee compensation program in order to evaluate the risks arising from our compensation policies and practices. This risk assessment report reflected a comprehensive review and analysis of the components of our compensation program. The Management Compensation Committee and Audit & Risk Committee both concluded, based on the risk assessment report's findings, that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on the Company.

The risk assessment was performed by an internal working group consisting of employees in People@ Nasdaq, Group Risk Management, and the Internal Audit Department, as well as the Offices of General Counsel and Corporate Secretary. The findings were presented to the Global Risk Management Committee, which concurred with the working group's report. The risk assessment included the following steps:

- collection and review of our compensation policies and pay structures;
- development of a risk assessment scorecard, analysis approach, and timeline; and
- review and evaluation of controls that might mitigate risk-taking (e.g., equity vesting structure, incentive recoupment policy, and stock ownership guidelines).

Stock Ownership Guidelines

We recognize the importance of stock ownership as an essential means of closely aligning the interests of our executives with the interests of our shareholders. In addition to using equity awards as a primary long-term incentive compensation tool, we have stock ownership guidelines in place for our senior executives, including our NEOs. Under its charter, the Management Compensation Committee is responsible for reviewing the stock ownership guidelines annually and verifying compliance.

Under the guidelines, the covered executives are expected to own specified dollar amounts of our common stock based on a multiple of their base salary, as set forth in the table below.

Title	Value of Shares Owned
Chair and CEO	6x base salary
Presidents	4x base salary
CFO	4x base salary
Other EVPs	3x base salary

Individual holdings, shares jointly owned with immediate family members or held in trust, RSUs (whether vested or unvested), shares underlying PSUs after completion of the performance period, and shares purchased or held through our plans, such as the Nasdaq ESPP, count toward satisfying the guidelines. New executives and executives who incur a material change in their responsibilities are expected to meet the applicable level of ownership within five years of their start date or the date of the change in responsibilities. All of the NEOs who were required to comply with the guidelines on December 31, 2022 were in compliance at such time.

Stock Holding Guidelines

We encourage our senior executives to retain equity grants until the applicable stock ownership level discussed above is reached. Under the stock ownership guidelines, these officers must hold the specified dollar amounts of stock through the end of their employment with Nasdaq. We feel that our guidelines provide proper alignment of the interests of our management and our shareholders and therefore, we do not have additional stock holding requirements beyond the stock ownership guidelines.

Trading Controls and Hedging and Pledging Policies

We prohibit directors and executive officers from engaging in securities transactions that allow them either to insulate themselves, or profit, from a decline in Nasdaq's stock price (with the exception of selling shares outright in accordance with applicable laws and regulations). Specifically, these individuals may not enter into hedging transactions with respect to Nasdaq's common stock, including short sales and transactions in derivative securities. Finally, these individuals may not pledge, hypothecate, or otherwise encumber their shares of Nasdaq common stock, including by holding such shares in a margin account.

We permit all employees, including the NEOs, to enter into plans established under Rule 10b5-1 of the Exchange Act enabling them to trade in our stock, including stock received through equity grants, during periods in which they might not otherwise be able to trade because material nonpublic information about Nasdaq has not been publicly released. These plans include specific instructions to a broker to trade on behalf of the employee if our stock price reaches a specified level or if certain other events occur and therefore, the employee no longer controls the decision to trade or the timing of the trade.

Incentive Recoupment Policy

The Board and Management Compensation Committee have adopted an incentive recoupment, or "clawback," policy that is applicable to officers with the rank of SVP and above. The policy provides that the Company may recoup any cash or equity incentive payments predicated upon the achievement of financial results or operating metrics that are subsequently determined to be incorrect on account of material errors, material omissions, fraud or misconduct.

In October 2022, the SEC adopted final rules directing The Nasdaq Stock Market to establish listing standards requiring, among other things, a policy providing for the clawback of certain incentive compensation from executive officers under certain conditions involving an accounting restatement. We are evaluating the new SEC rules and identifying any necessary or advisable updates to our existing incentive recoupment policy.

Tax and Accounting Implications of Executive Compensation

The Management Compensation Committee considers income tax and other consequences of individual compensation elements when it is analyzing the overall level of compensation and the mix of compensation among individual elements. Depending upon the relevant circumstances at the time, the Management Compensation Committee may determine to award compensation that is not deductible. In making this determination, the Management Compensation Committee balances the purposes and needs of our executive compensation program against potential tax and other implications.

Generally, under U.S. GAAP, compensation is expensed as earned. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

 

Management Compensation Committee Report

The Management Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management. After such discussions, the Management Compensation Committee recommended to Nasdaq's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Form 10-K.

The Management Compensation Committee


Steven D. Black (Chair)


Melissa M. Arnoldi


Michael R. Splinter


Toni Townes-Whitley

Management Compensation Committee Interlocks and Insider Participation

None of the members of the Management Compensation Committee is an executive officer, employee, or former officer of Nasdaq. With the exception of Ms. Friedman, none of Nasdaq's executive officers serves as a current member of the Nasdaq Board. None of Nasdaq's executive officers serves as a director or a member of the compensation committee of any entity that has one or more executive officers serving on the Nasdaq Board or Management Compensation Committee.

Executive Compensation Tables

The following tables, narrative, and footnotes present the compensation of the NEOs during 2022 in the format mandated by the SEC.

2022 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Adena T. Friedman Chair and CEO	2022	$1,250,000	–	$12,378,830	$9,999,975	$4,372,748	–	$43,752	$28,045,305
	2021	$1,250,000	–	$12,864,768	–	$5,799,474	–	$51,651	$19,965,893
	2020	$1,176,163	–	$10,397,565	–	$4,081,857	$98,334	$53,699	$15,807,618
Ann M. Dennison EVP and CFO	2022	$568,269	–	$1,547,306	–	$1,144,020	–	$37,560	$3,297,155
	2021	$529,630	–	$1,543,459	–	$1,415,845	–	$31,891	$3,520,825
Tal Cohen President	2022	$586,539	–	$5,488,332	–	$1,420,551	–	$18,300	$7,513,722
P.C. Nelson Griggs President	2022	$593,269	–	$5,466,064	–	$1,290,492	–	$18,300	$7,368,125
	2021	$575,000	–	$2,058,297	–	$1,640,065	–	$18,778	$4,292,140
	2020	$567,596	–	$1,848,444	–	$1,478,329	–	$23,047	$3,917,416
Bradley J. Peterson EVP and CIO/CTO	2022	$625,000	–	$5,466,064	–	$1,259,192	–	$37,955	$7,388,211
	2021	$600,000	–	$2,444,286	–	$1,746,459	–	$35,925	$4,826,670
	2020	$600,000	–	$2,079,456	–	$1,346,172	–	$44,950	$4,070,578

1. The amounts reported in this column reflect the grant date fair value of the stock awards, including PSUs and RSUs, computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2022 included in our Form 10-K. Since the 2022 three-year PSU award payouts are contingent on TSR-related performance-based vesting conditions, the grant date fair values were determined based on a Monte Carlo simulation model.

    The Monte Carlo simulation model takes into account expected price movement of Nasdaq stock as compared to peer companies. As a result of the Company's pre-grant 2022 TSR performance relative to peer companies, the Monte Carlo simulation model assigned a higher value to each 2022 three-year PSU than the closing price of Nasdaq's stock on the grant date. Therefore, the value reflected in the 2022 Summary Compensation Table does not reflect the target grant date face value shown in the Long-Term Incentive Compensation section of the Compensation Discussion and Analysis in this Proxy Statement. There is no assurance that the target grant date face values or FASB ASC Topic 718 fair values will ever be realized. The table below summarizes the target grant date face value of PSU grants that the Management Compensation Committee and the Board approved for the NEOs compared to the FASB ASC Topic 718 fair value.

Name	Year	Target PSUs (#)	Target Grant Date Face Value ($)	FASB ASC Topic 718 Fair Value ($)
Adena T. Friedman	2022	158,310	$9,600,000	$10,053,213
Ann M. Dennison	2022	19,788	$1,200,000	$1,256,604
Tal Cohen	2022	26,385	$1,600,000	$1,675,535
P.C. Nelson Griggs	2022	26,385	$1,600,000	$1,675,535
Bradley J. Peterson	2022	26,385	$1,600,000	$1,675,535

2. The amounts reported in this column reflect the grant date fair value of the option award computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of this amount are included in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2022 included in our Form 10-K.

3. The amounts reported in this column reflect the cash awards made to the NEOs under the ECIP or other performance-based incentive compensation programs.

4. The amounts reported in this column reflect the actuarial increase in the present value of the NEOs' benefits under all pension plans established by Nasdaq. Ms. Friedman is the only NEO who participates in the defined benefit pension plan, which was frozen in 2007. No amount is reported in this column for Ms. Friedman for 2022 as the actuarial present value



of her benefits under the pension plans decreased by $190,791. Assumptions used in calculating the amounts reported include a 5.15% discount rate as of December 31, 2022, a 2.80% discount rate as of December 31, 2021, a 2.50% discount rate as of December 31, 2020, a 3.20% discount rate as of December 31, 2019, and retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plans). Nasdaq adopted its Deferred Compensation Plan in 2022, and thus there are no changes in compensation earnings this year as 2022 was the first year of participation.

5. The following table sets forth the 2022 amounts reported in the "All Other Compensation" column by type. The incremental cost of Ms. Friedman's personal use of her company car (including commutation) is calculated based on an allocation of the cost of the drivers, lease, tolls, fuel, parking, maintenance, and other related expenses.

Name	Contribution to the 401(k) Plan ($)	Cost of Executive Health Exam ($)	Cost of Financial/ Tax Planning Services ($)	Incremental Cost of Personal Use of Company Car ($)	Matching Charitable Donations ($)	Total All Other Compensation ($)
Adena T. Friedman	$18,300	–	$18,260	$6,192	$1,000	$43,752
Ann M. Dennison	$18,300	–	$18,260	–	$1,000	$37,560
Tal Cohen	$18,300	–	–	–	–	$18,300
P.C. Nelson Griggs	$18,300	–	–	–	–	$18,300
Bradley J. Peterson	$18,300	$5,215	$13,440	–	$1,000	$37,955

2022 Grants of Plan-Based Awards Table

Name	Committee and/or Board Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Adena T. Friedman	02/23/2022	–	–	$3,750,000	$7,500,000	–	–	–	–	–	–	–
	03/23/2022	04/01/2022	–	–	–	–	158,310	316,620	39,576	613,872	$67.48	$22,378,805
Ann M. Dennison	12/08/2021	–	–	$853,049	$1,706,098	–	-	–	–	–	–	-
	03/23/2022	04/01/2022	–	–	–	–	19,788	39,576	4,947	–	–	$1,547,306
Tal Cohen	12/08/2021	–	–	$881,096	$1,762,192	–	–	–	–	–	–	-
	03/22/2022	04/01/2022	–	–	–	–	26,385	52,770	64,311	–	–	$5,488,332
P.C. Nelson Griggs	12/08/2021	–	–	$890,549	$1,781,098	–	–	–	–	–	–	–
	03/22/2022	04/01/2022	–	–	–	–	26,385	52,770	6,594	–	–	$2,063,020
	06/21/2022	07/01/2022	–	–	–	–	–	–	67,485	–	–	$3,403,046
Bradley J. Peterson	06/21/2022	–	–	$937,808	$1,875,616	–	–	–	–	–	–	–
	03/22/2022	04/01/2022	–	–	–	–	26,385	52,770	6,594	–	–	$2,063,020
	06/21/2022	07/01/2022	–	–	–	–	–	–	67,485	–	–	$3,403,046

1. The amounts reported in these columns represent the possible range of payments under the ECIP or other performance-based incentive compensation programs. Amounts are considered earned in fiscal year 2022 although they were not paid until 2023. For information about the amounts actually earned by each NEO under the ECIP or other performance-based incentive compensation programs, see "Executive Compensation Tables – 2022 Summary Compensation Table."

2. The amounts reported in these columns represent the possible range of PSUs that each NEO may earn under the Equity Plan, depending on the achievement of performance goals established by the Management Compensation Committee and/or Board. For further information, see "Compensation Discussion & Analysis – 2022 Compensation Decisions – Long-Term Incentive Compensation."

3. The amount reported in this column represents shares underlying options granted under the Equity Plan that vest five years from the grant date, in which 50% of the award will vest contingent upon the achievement of certain performance conditions subject to continued employment through such date. For further information regarding this option grant to Ms. Friedman, see "Employment Agreements and Potential Payments Upon Termination or Change in Control - Adena T. Friedman - Option Award."

4. The amount reported in this column represents the exercise price of the stock options reported in the previous column and is equal to the closing market price of our common stock on the date of grant.

5. The amounts reported in this column represent the grant date fair value of the total equity awards reported in the previous columns calculated pursuant to FASB ASC Topic 718 based upon the assumptions discussed in Note 11 to the Company's audited financial statements for the fiscal year ended December 31, 2022 included in our Form 10-K. For further information about the calculation of these amounts, see "Executive Compensation Tables – 2022 Summary Compensation Table."

 

2022 Outstanding Equity Awards at Fiscal Year-End Table

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[7]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[7]
Adena T. Friedman	806,451	–	–	$22.22	01/03/2027	–	–	–	–
	–	613,872	–	$67.48	01/03/2032	39,012[1]	$2,393,386	–	–
	–	–	–	–	–	39,774[2]	$2,440,135	159,096[5]	$9,760,540
	–	–	–	–	–	39,576[3]	$2,427,988	158,310[6]	$9,712,319
Ann M. Dennison	–	–	–	–	–	4,548[1]	$279,020	–	–
	–	–	–	–	–	4,770[2]	$292,640	19,089[5]	$1,171,110
	–	–	–	–	–	4,947[3]	$303,498	19,788[6]	$1,213,994
Tal Cohen	–	–	–	–	–	4,332[1]	$265,768	–	–
	–	–	–	–	–	5,964[2]	$365,891	–	–
	–	–	–	–	–	6,594[3]	$404,542	23,862[5]	$1,463,934
	–	–	–	–	–	57,717[2]	$3,540,938	26,385[6]	$1,618,720
P.C. Nelson Griggs	–	–	–	–	–	6,936[1]	$425,524	–	–
	–	–	–	–	–	6,363[2]	$390,370	–	–
	–	–	–	–	–	6,594[3]	$404,542	25,455[5]	$1,561,664
	–	–	–	–	–	67,485[4]	$4,140,205	26,385[6]	$1,618,720
Bradley J. Peterson	–	–	–	–	–	7,800[1]	$478,530	–	–
	–	–	–	–	–	7,557[2]	$463,622	–	–
	–	–	–	–	–	6,594[3]	$404,542	30,228[5]	$1,854,488
	–	–	–	–	–	67,485[4]	$4,140,205	26,385[6]	$1,618,720

1. The RSUs remaining from the grant date will vest as to 33% of the initial award on 4/1/23 and the remaining shares on 4/1/24.

2. These RSUs will vest as to 33% on 4/1/2023, 33% on 4/1/2024 and the remaining shares on 4/1/2025.

3. These RSUs will vest as to 33% on 4/1/2024, 33% on 4/1/2025 and the remaining shares on 4/1/2026.

4. These RSUs vest as to 33% on 7/1/2023, 33% on 7/1/2024 and 34% on 7/1/2025.

5. This PSU award is subject to a three-year performance period ending on December 31, 2023. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

6. This PSU award is subject to a three-year performance period ending on December 31, 2024. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

7. Amounts in this column based on a closing price of $61.35 on December 30, 2022.

2022 Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Adena T. Friedman	–	–	487,695[2]	$27,963,265
Ann M. Dennison	–	–	38,280[3]	$2,213,155
Tal Cohen	–	–	57,297[4]	$3,293,820
P.C. Nelson Griggs	–	–	86,700[5]	$4,962,847
Bradley J. Peterson	–	–	97,539[6]	$5,583,294

1. The amounts reported in this column are calculated by multiplying the number of shares of stock that vested by the closing market price of our common stock on the vesting date.

2. The amount reported includes 244,463 shares that were withheld to pay taxes in connection with the vesting(s).

3. The amount reported includes 19,545 shares that were withheld to pay taxes in connection with the vesting(s).

4. The amount reported includes 29,255 shares that were withheld to pay taxes in connection with the vesting(s).

5. The amount reported includes 44,263 shares that were withheld to pay taxes in connection with the vesting(s).

6. The amount reported includes 43,547 shares that were withheld to pay taxes in connection with the vesting(s).

Retirement Plans

We maintain non-contributory, defined-benefit pension plans, which have been frozen. Future service and salary for all participants do not count toward an accrual of benefits under these plans. However, participants continue to receive credit for future service for vesting of the benefits. None of the NEOs participate in these plans other than Ms. Friedman, as discussed below.

2022 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Adena T. Friedman	Pension Plan	13.92	$381,476	–

1. Since the pension plan was frozen in 2007, the number of years of credited service for each participant under the plan differs from such participant's number of years of actual service with Nasdaq. As of December 31, 2022, Ms. Friedman had 26.42 years of actual service with Nasdaq. Generally, participants in the pension plan became vested in retirement benefits under the plan after five years of service from the participant's date of hire. As of December 31, 2022, Ms. Friedman was vested in benefits payable under the pension plan.

2. The amounts reported comprise the actuarial present value of the participant's accumulated benefit under the pension plan as of December 31, 2022. Assumptions used in calculating the amounts include a 5.15% discount rate as of December 31, 2022, and retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plan).

 

Non-Qualified Deferred Compensation Table

The following table shows the executive contributions, earnings, withdrawals, and account balances for the NEOs for our deferred compensation program. This program is an unfunded, unsecured deferred compensation program. Our Deferred Compensation Plan was adopted in 2022, and there were no Company contributions, earnings, or withdrawals for the period ending December 31, 2022.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Average Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
Adena T. Friedman	$437,275	–	–	–	$437,275
Ann M. Dennison	$57,201	–	–	–	$57,201
Tal Cohen	$710,275	–	–	–	$710,275
P.C. Nelson Griggs	–	–	–	–	–
Bradley J. Peterson	$125,919	–	–	–	$125,919

Employment Agreements and Potential Payments Upon Termination or Change in Control

We currently have employment agreements with two of our NEOs: Ms. Friedman and Mr. Peterson. In addition to the employment agreements, we have entered into continuing obligations agreements with all of the NEOs related to confidentiality and intellectual property protection.

Ms. Friedman's and Mr. Peterson's employment agreements prohibit them from rendering services to a competing entity for a period of two years following the last date of employment. To receive certain termination payments and benefits, Ms. Friedman and Mr. Peterson must execute a general release of claims against Nasdaq. In addition, termination payments and benefits may be discontinued if the NEO breaches the restrictive covenants in either the employment agreement or the continuing obligations agreement.

Each employment agreement sets forth the payments and benefits the applicable NEO will receive under various termination scenarios. For further information about these payments and benefits, see "Estimated Termination or Change in Control Payments and Benefits."

We currently have employment agreements with two of our NEOs: Ms. Friedman and Mr. Peterson.

Adena T. Friedman

Employment Agreement

On November 18, 2021, Ms. Friedman entered into a new employment agreement, effective as of January 1, 2022. The term of the agreement is January 1, 2022 to January 1, 2027. The agreement provides that Ms. Friedman will receive:

- an annual base salary of no less than $1,250,000;

- annual incentive compensation that is targeted at not less than $3,000,000 based on the achievement of one or more performance goals established for the year by the Management Compensation Committee; and

- based on the Management Compensation Committee's evaluation of Nasdaq and Ms. Friedman's performance, peer group market data, and internal equity, and consistent with past practices with respect to the combined aggregate value of grants, equity awards in the form of options, RSUs, and/or PSUs.

Under her agreement, if Ms. Friedman's employment is terminated by the Company without cause, or by Ms. Friedman for good reason, she will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of: (i) two times the prior year's annual base salary, (ii) two times the target bonus, and (iii) any pro rata target bonus with respect to the calendar year in which the termination occurs to the extent that performance goals are satisfied;

- continued vesting for 12 months of outstanding PSUs, RSUs, and options, with any performance-based vesting based on actual performance goals during the respective performance periods; and

- a taxable monthly cash payment equal to the COBRA premium until the earlier of the second anniversary of termination or the date Ms. Friedman is eligible for coverage under the health care plans of a subsequent employer.

Additionally, Ms. Friedman is subject to certain customary post-termination restrictive covenants relating to non-competition, non-solicitation, non-disparagement, and confidentiality.

 

Option Award

On January 3, 2022, the Management Compensation Committee and the Board granted Ms. Friedman a one-time, performance-based stock option award with a value of $10 million associated with the renewal of her employment agreement for another five years. The grant provides strong motivation to deliver long-term stock price appreciation in alignment with shareholder interests over her future tenure as Chair and CEO. The entire award will become valuable only to the extent that Nasdaq's shareholders benefit from future increases in Nasdaq's share price. Additionally, 50% of the grant vesting is contingent upon achieving a cumulative 5-year EPS target; the remaining 50% will vest after 5 years of additional tenure as Chair and CEO.

EPS was determined to be the most appropriate financial metric, since it will reflect Nasdaq's organic and inorganic earnings growth over time and will be a key driver of longer-term TSR.

The performance condition for the vesting of the performance-based component of the award will be satisfied if Nasdaq's fully diluted compounded annual EPS growth for the period of January 1, 2022 through December 31, 2026 is at least 3.0%. For purposes of the award, "fully diluted EPS" means EPS on a fully diluted basis and shall be determined by the Management Compensation Committee in accordance with the same non-GAAP EPS methodology used by Nasdaq for its external financial reporting. (For a discussion of non-GAAP adjustments, see Annex A.) In making this determination, the Management Compensation Committee or Board may include or exclude the effect of any one or more of the applicable extraordinary events described in our Equity Plan that may occur during the performance period. The Management Compensation Committee may also decide to include or exclude share buybacks or share issuances in making this determination.

Bradley J. Peterson

Employment Agreement

On June 22, 2022, we entered into a new employment agreement with Mr. Peterson. The term of the employment agreement is June 22, 2022 through December 31, 2025, and the agreement replaces Mr. Peterson's prior employment agreement, which was due to expire on December 31, 2023. Mr. Peterson's compensation terms include:

- an annual base salary of no less than $650,000;
- annual incentive compensation that is targeted at no less than $975,000, based on the achievement of performance goals established for such year by the CEO and the Management Compensation Committee; and
- an annual equity award with a target value of no less than $2,500,000, in accordance with the terms of the Equity Plan.

Under his agreement, if Mr. Peterson's employment is terminated by the Company without cause, or by the executive for good reason, or upon Mr. Peterson's retirement at the end of the agreement term, he will be entitled to the following severance payments and benefits from the Company:

- a pro-rata target bonus payment with respect to the calendar year in which the date of termination occurs;
- continued vesting of all outstanding equity compensation issued prior to the date of termination as though Mr. Peterson was employed through all applicable periods;
- $40,000 to offset the COBRA premiums for Mr. Peterson's health benefits, payable in a lump sum within sixty (60) days of the date of termination; and
- 24 months of financial and tax services and executive physical exams.

Additionally, Mr. Peterson is subject to certain customary post-termination restrictive covenants relating to non-competition, non-solicitation, non-disparagement, and confidentiality.

Except in employment agreements and other agreements for certain officers as described in this Proxy Statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment.

 

Involuntary Termination Not for Cause or Voluntary Termination with Good Reason

Other Severance for NEOs

Severance payments and benefits payable to NEOs not subject to an employment agreement or other severance arrangement would be made at the sole discretion of the Company and the Management Compensation Committee. These payments are based on historical practices and predetermined guidelines.

ECIP

In the event an NEO's employment is terminated for any reason other than death, disability, or retirement, the executive's right to a cash incentive compensation award under the ECIP for the year of termination is forfeited. The Management Compensation Committee, in its sole discretion, may pay a pro rata cash incentive compensation award to the executive for the year of termination.

Death or Disability

Employment Agreements

Under the employment agreements with Ms. Friedman and Mr. Peterson, in the event of death or disability, each executive is entitled to a pro rata target bonus for the year of termination. Additionally, Ms. Friedman (or her estate) is entitled to accelerated vesting of all unvested equity awarded as of December 31st of the year of termination, with any performance-based vesting based on actual performance goals during any complete performance periods, and vesting at target performance for grants vesting prior to the completion of a performance cycle. Mr. Peterson (or his estate) is entitled to accelerated vesting of all unvested equity that was awarded as of the effective date of his agreement.

ECIP

Under the ECIP, an NEO may, at the discretion of the Management Compensation Committee, receive a pro rata portion of his or her incentive compensation award in the event of death or disability.

Equity Plan

With respect to the other NEOs, under the relevant terms and conditions of the Equity Plan and the individual equity award agreements, all stock options or RSUs that would have vested within one year from the date of death or disability will immediately vest and all vested options may be exercised until the earlier of one year from the date of death or disability or their expiration date. Under the PSU award agreements for all the NEOs, in the event of disability, unvested PSU awards will be forfeited. In the event of death, unvested PSU awards will vest upon the later of the date of death or the date the performance period for the awards is completed.

Termination Due to Change in Control ("Double Trigger")

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the Company and a qualifying termination of employment occur.

Employment Agreements

Under their employment agreements, if either Ms. Friedman or Mr. Peterson is terminated within two years after a change in control, either by the Company without cause or by the executive for good reason (as defined in their respective employment agreements), the executives will each be entitled to the severance payments and benefits from the Company as described below:

- a cash payment equal to the sum of (i) two times the prior year's annual base salary, (ii) the target bonus amount for the year prior to the year termination occurs (two times for Ms. Friedman), and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied;

- for Ms. Friedman, accelerated vesting of all outstanding unvested equity awarded, subject to and in accordance with the terms of the Equity Plan;

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the Company's group health plans, until the earlier of the second anniversary of termination or the date he or she is eligible for coverage under another employer's health care plan; and

- continued life insurance and accidental death and dismemberment insurance benefits for the same period as the continued health coverage payments.

Change in Control Severance Plan

Under the Company's change in control severance plan, Ms. Dennison and Messrs. Cohen and Griggs are each entitled to benefits in the event of a change in control. If the executive's employment is terminated by the Company without cause within two years following a change in control or by the executive for good reason within one year after a change in control, then he or she will be entitled to the following severance payments and benefits from the Company:

- a cash payment equal to the sum of (i) two times annual base salary, (ii) the target bonus amount as defined by the ECIP, (iii) any pro rata target bonus for the year of termination, and (iv) any unpaid bonus which had been earned for a completed plan year;

- payment of the employer's share of COBRA premiums for continued coverage under health plans until the earlier of the second anniversary of termination, or the date the executive is eligible for coverage under another employer's health care plan; and

- outplacement services for up to 12 months, with a maximum value of $50,000.

 

Under a "best net" provision, if amounts payable due to a change in control would be subject to an excise tax under Section 4999 of the Internal Revenue Code, payments or benefits to the executive would either be reduced to an amount that would not trigger an excise tax or the executive would receive all payments and benefits subject to the excise tax, whichever approach yields the best after-tax outcome for the executive officer.

The change in control severance plan contains restrictive covenants, which, among other things, require the executive to maintain the confidentiality of the Company's proprietary information and to refrain from disparaging the Company. Each executive also is prohibited from soliciting the Company's employees or rendering services to a competitor for one year following termination. Further, to receive the benefits, the executive must execute a general release of claims against the Company. In addition, the change in control payments and benefits may be discontinued if the executive breaches the restrictive covenants.

Equity Plan

Under the Equity Plan, if outstanding awards are assumed or substituted by the successor company and an employee, including an NEO, is involuntarily terminated by the Company other than for cause within a one-year period after a change in control, all unvested equity awards will vest on the termination date. For awards not assumed or substituted by the successor Company, unvested awards shall vest immediately prior to the effective time of the change in control.

Estimated Termination or Change in Control Payments and Benefits

The table on the following page reflects the payments and benefits payable to each NEO in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of December 31, 2022, use the executive's compensation and service levels as of that date, and are estimates of the amounts that would be payable to the NEOs in each situation. The actual amounts to be paid can only be determined at the time of an executive's actual separation from the Company. Factors that may affect the nature and amount of payments made on termination of employment, among others, include the timing of the event, compensation level, the market price of the Company's common stock, and the executive's age. Annual incentive amounts are shown at target. The reported value of the accelerated vesting of outstanding equity awards is based on the intrinsic value of these awards (the value based upon the market price of the Company's common stock on December 31, 2022). The value of PSUs that continue to vest after termination is reported as if the grants vested at target on the termination date. The amounts shown in the table do not include payments and benefits available generally to salaried employees, such as accrued vacation pay, pension benefits and any death, disability, or welfare benefits available under broad-based plans. For information on pension plans, see the "2022 Pension Benefits Table" on page 104.

Name	Involuntary Termination Not for Cause or Voluntary Termination with Good Reason ($)	Death ($)	Disability ($)	Termination Due to Change in Control ("Double Trigger") ($)
Adena T. Friedman				
Severance	$10,000,000	—	—	$10,000,000
Pro-Rata Current Year Annual Incentive	$3,750,000	$3,750,000	$3,750,000	$3,750,000
Equity Vesting[1]	—	$7,261,509	$7,261,509	$7,261,509
Continued Performance-Based Equity Vesting[1]	—	$19,472,859	$19,472,859	$19,472,859
Health & Welfare Benefits Continuation	$44,629	—	—	$44,629
TOTAL	**$13,794,629**	**$30,484,368**	**$30,484,368**	**$40,528,997**
Ann M. Dennison				
Severance	$1,725,000	—	—	$2,012,500
Pro-Rata Current Year Annual Incentive[2]	$862,500	$862,500	$862,500	$862,500
Equity Vesting	—	$237,056	$237,056	$875,158
Continued Performance-Based Equity Vesting	—	$1,171,110	—	$2,385,104
Health & Welfare Benefits Continuation	$22,315	—	—	$44,630
Outplacement Services	$50,000	—	—	$50,000
TOTAL	**$2,659,815**	**$2,270,666**	**$1,099,556**	**$6,229,892**
Tal Cohen				
Severance	$1,800,000	—	—	$2,100,000
Pro-Rata Current Year Annual Incentive[2]	$900,000	$900,000	$900,000	$900,000
Equity Vesting	—	$1,435,038	$1,435,038	$4,577,139
Continued Performance-Based Equity Vesting	—	$1,463,934	—	$3,082,654
Health & Welfare Benefits Continuation	$22,315	—	—	$44,630
Outplacement Services	$50,000	—	—	$50,000
TOTAL	**$2,772,315**	**$3,798,972**	**$2,335,038**	**$10,754,423**
P.C. Nelson Griggs				
Severance	$1,800,000	—	—	$2,100,000
Pro-Rata Current Year Annual Incentive[2]	$900,000	$900,000	$900,000	$900,000
Equity Vesting	—	$1,723,076	$1,723,076	$5,360,641
Continued Performance-Based Equity Vesting	—	$1,561,664	—	$3,180,384
Health & Welfare Benefits Continuation	$22,315	—	—	$44,630
Outplacement Services	$50,000	—	—	$50,000
TOTAL	**$2,772,315**	**$4,184,740**	**$2,623,076**	**$11,635,655**

 

Name	Involuntary Termination Not for Cause or Voluntary Termination with Good Reason ($)	Death ($)	Disability ($)	Termination Due to Change in Control ("Double Trigger") ($)
Bradley J. Peterson				
Severance	—	—	—	$2,275,000
Pro-Rata Current Year Annual Incentive	$975,000	$975,000	$975,000	$975,000
Equity Vesting	$5,486,899	$1,773,874	$1,773,874	$5,486,899
Continued Performance-Based Equity Vesting	$3,473,208	$1,854,488	—	$3,473,208
Health & Welfare Benefits Continuation	$40,000	—	—	$29,583
Financial and Tax Services/Exec Physical Exams	$37,310	—	—	—
TOTAL	**$10,012,417**	**$4,603,362**	**$2,748,874**	**$12,239,690**

1. Upon an involuntary termination not for cause or voluntary termination with good reason, under the terms of Ms. Friedman's employment agreement, she is entitled to continued vesting for 12 months of her outstanding PSUs, RSUs, and options, with any performance-based vesting based on actual performance goals during the respective performance periods.

2. Assumes payment at target.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" (as defined in Item 402(v)) and performance.

Year (a)	Summary Compensation Table Total for Principal Executive Officer (PEO) (b)[1,2]	Compensation Actually Paid to PEO[1,3] (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (NEOs)[1,4] (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers,[1,5] (e)	Value of Initial Fixed $100 Investment Based On: Nasdaq Total Shareholder Return (f)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[6] (g)	Net Income (millions)[7] (h)	Non-GAAP Operating Income (millions)[8] (i)
2022	$28,045,305	$25,888,844	$6,391,803	$6,467,133	$179	$123	$1,125	$1,820
2021	$19,965,893	$69,015,180	$3,411,044	$11,672,259	$202	$139	$1,187	$1,849
2020	$15,807,618	$31,960,132	$3,970,881	$7,136,488	$126	$125	$933	$1,530

1. The Principal Executive Officer (PEO) for 2022 was Adena T. Friedman and the non-PEO NEOs for 2022 were Ann M. Dennison, Tal Cohen, P.C. Nelson Griggs, and Bradley J. Peterson. The PEO for 2021 was Adena T. Friedman and the non-PEO NEOs were Ann M. Dennison, Michael Ptasznik, Lauren B. Dillard, P.C. Nelson Griggs, and Bradley J. Peterson. The PEO for 2020 was Adena T. Friedman and the non-PEO NEOs were Michael Ptasznik, Lauren B. Dillard, P.C. Nelson Griggs, and Bradley J. Peterson. Amounts in all tables and accompanying footnotes in this Pay Versus Performance section may not sum or calculate due to rounding.

2. The dollar amounts reported in column (b) are the amounts of total compensation reported for Ms. Friedman for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Summary Compensation Table."

3. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Ms. Friedman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Ms. Friedman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Ms. Friedman's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Deduction for Reported Change in Actuarial Present Values[a]	Reported Value of Equity Awards	Total PEO Equity Award Adjustments[b]	Compensation Actually Paid to PEO
2022	$28,045,305	-	($22,378,805)	$20,222,344	$25,888,844
2021	$19,965,893	-	($12,864,768)	$61,914,055	$69,015,180
2020	$15,807,618	($98,334)	($10,397,565)	$26,648,413	$31,960,132

a. Adjustments relating to defined benefit and pension plans (as applicable) were made to total compensation for each year to determine compensation actually paid. In this case, only a deduction was required, as there were no necessary additions for service costs.

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

 

		Total PEO Equity Award Adjustments			
Year	Grant Date Fair Value of Equity Awards Disclosed in the Summary Compensation Table	Year End Fair Value of Equity Awards Granted During the Covered Year	Change in Fair Value of Outstanding and Unvested Equity Awards	Value of Awards Granted in Prior Years Vesting During the Covered Year	Total PEO Equity Award Adjustments
2022	($22,378,805)	$23,483,481	($1,504,959)	($1,756,178)	$20,222,344
2021	($12,864,768)	$21,020,995	$17,855,764	$23,037,295	$61,914,055
2020	($10,397,565)	$16,488,944	$5,001,879	$5,157,589	$26,648,413

4. The dollar amounts reported in column (d) represent the average of the amounts reported for the NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.

5. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in footnote 3:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Non-PEO NEO Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2022	$6,391,803	($4,491,942)	$4,567,271	$6,467,133
2021	$3,411,044	($1,620,868)	$9,882,083	$11,672,259
2020	$3,970,881	($1,963,950)	$5,129,557	$7,136,488

a. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior and fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

		Average Non-PEO NEO Equity Award Adjustments			
Year	Grant Date Fair Value of Equity Awards Disclosed in the Summary Compensation Table	Year End Fair Value of Equity Awards Granted During the Covered Year	Change in Fair Value of Outstanding and Unvested Equity Awards	Value of Awards Granted in Prior Years Vesting During the Covered Year	Average Non-PEO NEO Equity Award Adjustments
2022	($4,491,942)	$5,060,560	($232,106)	($261,183)	$4,567,271
2021	($1,620,868)	$2,648,502	$2,912,952	$4,320,629	$9,882,083
2020	($1,963,950)	$3,118,475	$1,145,958	$865,124	$5,129,557

6. Represents the cumulative TSR for a custom peer group, as disclosed by Nasdaq for the purposes of Item 201(e) of Regulation S-K. Our custom peer group for 2022 is comprised of the following peer companies: ASX Limited, B3 S.A. - Brasil, Bolsa, Balcão, Bolsa Mexicana de Valores, S.A.B. de C.V., CBOE Global Markets, Inc., CME Group Inc., Deutsche Börse AG, Euronext N.V., Hong Kong Exchanges and Clearing Limited, Intercontinental Exchange, Inc., Japan Exchange Group, Inc., London Stock Exchange Group plc, Singapore Exchange Limited, and TMX Group Limited. Our custom peer group for the purposes of Item 201(e) of Regulation S-K for each of 2021 and 2020 was comprised of the same peer companies listed above.

7. The dollar amounts reported represent the amount of net income reflected in the Company's audited consolidated financial statements for the applicable year.

8. The Company believes Non-GAAP Operating Income is the financial performance measure most closely linked to the calculation of compensation actually paid. Non-GAAP Operating Income is defined as set forth in footnote 1 of the "Corporate Objectives Performance vs. Goals" table on page 82 of this Proxy Statement. See also Annex A of this Proxy Statement for more information on adjustments to non-GAAP measures.

Analysis of the Information Presented in the Pay versus Performance Table





The tables and graphs above demonstrate that over the measurement period, compensation actually paid for the PEO and non-PEO NEOs trended directionally with the Company's cumulative TSR, net income, and the Company Selected Measure (Non-GAAP Operating Income). These changes are largely attributable to the fluctuation in value of outstanding equity awards, which correlate with increases and decreases in stock price and cumulative TSR. Over the measurement period, our cumulative TSR has outperformed the peer group.

Tabular List of Financial Performance Measures

The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's PEO and non-PEO NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Non-GAAP Operating Income
- Non-GAAP Net Revenue
- ARR
- Non-GAAP Diluted EPS

CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our principal executive officer, Adena T. Friedman, who serves as our Chair and CEO, and the ratio of these two amounts. The SEC's CEO pay ratio rules permit us to use the same median employee for comparison purposes for up to three years, unless there has been a change in our employee population or compensation arrangements that we reasonably believe would result in a significant change in the disclosure. We have used the same median employee for years 2022 and 2021, as our employee population and compensation arrangements have not significantly changed since our initial determination date of October 22, 2021.

As described in our 2022 Proxy Statement, our methodology to identify the median of the annual total compensation of all employees in 2021 included the following assumptions, adjustments, and estimates.

- We identified the median employee by reviewing the 2021 actual total compensation (which consists of the employee's base salary, actual bonus paid in 2021, and grant date value of actual equity awards granted in 2021) of all full-time, part-time, and hourly employees employed by us as of October 22, 2021.

- Consistent with the applicable rules, in 2021 we excluded certain employees from our total employee population in determining our median employee.

  » As permitted under the non-U.S. de minimis exemption, we excluded 270 employees located in jurisdictions outside of the United States, as follows: (1) three employees in Belgium, (2) five employees in Italy, (3) three employees in South Korea, (4) three employees in the Netherlands, (5) 251 employees in the Philippines, (6) two employees in Saudi Arabia, (7) one employee in Turkey, and (8) two employees in the United Arab Emirates.

  » Following the application of these exclusions, the total number of employees used in our median employee analysis was 5,463 (3,041 employees from North America, 1,718 employees from Europe, the Middle East and Africa, and 704 employees from the Asia Pacific region).

- We annualized 2021 base cash compensation for full-time and part-time permanent employees who were hired after January 1, 2021.

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated annually.

- We did not make any cost-of-living adjustments or full-time equivalent adjustments in identifying the median employee.

Using this methodology, we determined that the median employee was an exempt, full-time professional employee located in the U.S. Based on those factors, we determined the 2022 CEO Pay Ratio as such:

- The 2022 annual total compensation of Ms. Friedman was $28,045,305.

- Based on the same methodology we use for NEOs in the Summary Compensation Table, the 2022 annual total compensation of the median employee was $103,042.

- The ratio of the 2022 annual total compensation of Ms. Friedman to the 2022 annual total compensation of the median employee was 272 to 1.

A substantial portion of Ms. Friedman's total compensation for 2022 was the one-time stock-option award she received on January 3, 2022 in connection with her new employment agreement, which had a grant date fair value of approximately $9,999,975. Excluding the one-time stock option award, the ratio would have been 175 to 1.

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the SEC's rules. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies to identify the median employee. The SEC's rules also allow companies to exclude up to 5% of their total employees who are located in a particular country or countries outside of the United States and make reasonable estimates and assumptions that may impact their employee populations. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Other companies have different employee populations and compensation practices and utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

 

Audit
& Risk



Audit & Risk Committee Report

The Audit & Risk Committee operates under a written charter. The charter, which was last amended effective February 22, 2023, includes the Audit & Risk Committee's duties and responsibilities.

The Audit & Risk Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of Nasdaq's accounting, auditing, and financial reporting practices and risk management. As part of this effort, the Audit & Risk Committee reviews the disclosures in annual reports on Form 10-K, quarterly reports on Form 10-Q, and quarterly earnings releases. In addition, the Audit & Risk Committee assists the Board by reviewing and discussing Nasdaq's regulatory and compliance programs, ERM structure and process, Global Employee Ethics Program, and the SpeakUp! Program, which includes the confidential whistleblower process. The Audit & Risk Committee charter complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market.

For a description of the Audit & Risk Committee's key accomplishments in 2022, please refer to page 33.

Review of Audited Financial Statements

The Audit & Risk Committee:

- reviewed and discussed the audited financial statements with management;

- discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit & Risk Committee concerning independence and discussed with the independent registered public accounting firm the firm's independence.

Based on the review and discussions outlined above, the Audit & Risk Committee recommended to the Board of Directors that the audited financial statements be included in the Form 10-K.

Audit & Risk Committee


Thomas A. Kloet (Chair)


Charlene T. Begley


Toni Townes-Whitley


Alfred W. Zollar

 

Annual Evaluation and 2023 Selection of Independent Auditors

The Audit & Risk Committee annually evaluates the performance of the Company's independent auditors, including the senior audit engagement team, and determines whether to reengage the current independent auditors or consider other audit firms.

The Audit & Risk Committee assessed Ernst & Young LLP's performance as independent auditor during fiscal year 2022, including the performance of the Ernst & Young LLP lead audit partner and the audit team. As part of its assessment, the Audit & Risk Committee considered several factors, including:

- relevant industry expertise and geographical reach;

- an annual report from Ernst & Young LLP describing the independent auditors' internal quality control procedures;

- the firm's independence and integrity;

- the quality of communication with the Audit & Risk Committee;

- the appropriateness of fees;

- any material issues raised by the most recent internal quality control review or peer review or other external data on audit quality and performance; and

- the quality and efficiency of the services provided, including performance of the Ernst & Young LLP lead audit partner and the audit team.

The Audit & Risk Committee also considered the impact of changing auditors when assessing whether to retain the current independent auditor. The Audit & Risk Committee determined that Ernst & Young LLP's longer tenure is a benefit to Nasdaq as it brings their institutional expertise and knowledge of Nasdaq's complex operations, accounting policies and practices, and internal controls over financial reporting. The Audit & Risk Committee last conducted a request for proposal for the independent auditor relationship in 2019.

According to applicable SEC rules, the lead audit partner at Ernst & Young LLP, our external auditor, may provide a maximum of five consecutive years of service to us. The current Ernst & Young LLP lead audit partner was assigned to us commencing with the audit of our financial statements for the fiscal year ended December 31, 2019.

Based on the assessment of Ernst & Young LLP's performance, the Audit & Risk Committee believes that retaining Ernst & Young LLP for the fiscal year ending December 31, 2023 is in the best interests of Nasdaq and its shareholders.

Audit Fees and All Other Fees

The table below shows the amount of fees we paid to Ernst & Young LLP for fiscal years 2022 and 2021, including expenses.

	2022	2021
Audit fees [1]	$6,764,899	$5,354,450
Audit-related fees [2]	$1,915,900	$1,266,350
Total audit and audit-related fees	**$8,680,799**	**$6,620,800**
Tax fees	$439,014	$445,507
All other fees [3]	$317,816	$2,098,306
Total fees paid [4]	**$9,437,629**	**$9,164,613**

1. Audit services were provided globally in 2022 and 2021. Fees related to audits of international subsidiaries are translated into U.S. dollars. Audit fees primarily represent fees for: the audit of Nasdaq's annual financial statements included in the Form 10-K; the review of Nasdaq's Quarterly Reports on Form 10-Q; statutory audits of subsidiaries as required by statutes and regulations; accounting consultations on matters addressed during the audit or interim reviews; comfort letters and consents; and the internal control attestation and reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

2. The 2022 and 2021 audit-related fees primarily include due diligence on strategic initiatives, including M&A, as well as other attestation reports issued related to Nasdaq's regulatory environment.

3. The other fees in 2022 include fees for other non-financial assessments performed. Other fees in 2021 relate to the Swedish Financial Supervisory Authority listing requirements for companies applying for a listing on Nasdaq Stockholm AB. The validation of these companies is required to be performed by an external accounting firm. The fees were collected from the listing companies by us and paid to Ernst & Young LLP on behalf of the listing companies. In 2022, we no longer collected these fees on behalf of Ernst & Young LLP.

4. Fees exclude services provided to Nasdaq's non-profit entities and services provided in relation to Nasdaq's role as administrator for the Unlisted Trading Privileges Plan.

The Audit & Risk Committee pre-approves both audit and non-audit services performed by the independent registered public accounting firm, and our Audit & Risk Committee pre-approved all such services in 2022 and 2021.

 

Proposal 4: Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2023

 The Board unanimously recommends that shareholders vote FOR ratification of the appointment of Ernst & Young LLP.

Nasdaq is asking shareholders to ratify the Audit & Risk Committee's appointment of Ernst & Young LLP as Nasdaq's independent registered public accounting firm for the fiscal year ending December 31, 2023. As outlined in the Audit & Risk Committee charter, the Audit & Risk Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit Nasdaq's financial statements. Following the process described under "Audit & Risk — Annual Evaluation and 2023 Selection of Independent Auditors," the Audit & Risk Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.

If the shareholders do not ratify the selection, the Audit & Risk Committee will reconsider whether to retain Ernst & Young LLP. Even if the selection is ratified, the Audit & Risk Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Nasdaq and its shareholders. Representatives of Ernst & Young LLP will be present during the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions by shareholders. The Audit & Risk Committee and the Board believe that the continued retention of Ernst & Young LLP as the independent registered public accounting firm is in the best interests of Nasdaq and its shareholders.

Other Items





Proposal 5: Shareholder Proposal – Independent Board Chairman

☒ **The Board unanimously recommends that shareholders vote AGAINST Proposal 5.**

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021-2100, owner of no less than 500 shares of Nasdaq common stock, has informed Nasdaq that he plans to introduce the following proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent. The proposal and supporting statement are quoted verbatim in italics below.

Shareholder Proposal

Proposal 5 - Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

Although it is a best practice to adopt this policy soon this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

Currently NDAQ can have a non-independent Chairman on short notice for an indefinite period.

Plus the role of NDAQ Lead Director is weak with 5 functions. Two of the functions are presiding at meetings. Functions 3 and 4 involve briefing and liaison. Function 5 is the only approval function and it only involves approval of prepared in advance agendas to see that there is enough time for discussion.

Please vote yes:

Independent Board Chairman - Proposal 5

Board Of Directors' Statement In Opposition

The Board has carefully considered this proposal and concluded that its adoption is unnecessary and not in the best interests of the Company or our shareholders. The Board unanimously recommends that shareholders vote AGAINST this proposal, as further explained below.

- ✔ **It is important to maintain flexibility in our leadership structure:** Our Board believes it is critically important to maintain the flexibility to choose the leadership structure that will best fit the Company's circumstances and Board composition at any given time. By requiring a fixed leadership structure regardless of the circumstances, the Board's effectiveness could be constrained, harming shareholders.

- ✔ **Nasdaq's Lead Independent Director has expansive duties:** The role of our Lead Independent Director helps ensure an independent and engaged Board of Directors. As further described in our publicly available Corporate Governance Guidelines and as detailed on page 46, the Lead Independent Director role has clearly defined and comprehensive duties to ensure oversight of the Chair and CEO.

- ✔ **Nasdaq has robust corporate governance:** Our robust corporate governance practices, including our current leadership structure, provide strong independent leadership and an appropriate framework for effective Board oversight.

A Flexible Leadership Structure Benefits Nasdaq and our Shareholders

The Board values having the flexibility to select the structure of leadership best suited to meet the needs of Nasdaq and our shareholders at any given time. The independent directors of the Board, with their diverse backgrounds, experience, perspectives, and extensive knowledge about the Company and our industry, are best positioned to evaluate the Board's leadership structure annually and elect a Chair. Rather than a "one size fits all" approach to corporate governance, the Board believes the leadership structure best suited to meet the needs of Nasdaq and our shareholders should be based on the particular circumstances, opportunities, and challenges confronting the Company at any given time, as well as the individual skills and experiences that may be required in an effective Chair. The dynamic and competitive fintech and financial services industry in which we operate requires a nimble leadership structure, and the Board believes that the right leadership structure may change as circumstances warrant and thus does not view a fixed leadership structure as beneficial to the Company or shareholders. To that end, the Board evaluates its leadership structure on an annual basis (or more frequently as appropriate) to determine the ideal structure for Nasdaq at such time.

In September 2022, we announced our new corporate structure, which we believe will align the Company more closely to the foundational shifts that are driving the evolution of the global financial system and evolving client needs. In December 2022, the independent directors unanimously elected Adena T. Friedman, the Company's CEO, as the Chair of the Board, effective as of January 1, 2023, and elected Michael R. Splinter, who previously served as Chair, as Lead Independent Director. The Board concluded that it is in the best interests of the Company and its shareholders to combine the roles at this time in order to enable the most efficient execution of our strategic priorities and financial performance.

The determination to elect Ms. Friedman as Chair, in addition to continuing as CEO, was based on Ms. Friedman's extensive experience in, and knowledge of, global financial markets and the fintech industry; her ability to navigate Nasdaq through, and capitalize

 

on, new developments in the modern financial and technology ecosystems; her expertise regarding Nasdaq's complex regulatory operating environment and its role as a regulator for exchanges around the world; and her leadership to drive Nasdaq's strategic vision. Ms. Friedman's more than 25 years of experience at Nasdaq, including serving as CEO since 2017 and as CFO and in other senior leadership roles, brings unparalleled expertise and industry knowledge to her role as Chair.

Finally, our strong performance under Ms. Friedman's leadership as CEO since 2017 underscores these benefits, as the Company has significantly outperformed its performance peers in terms of total shareholder return during her tenure. For example, from January 1, 2017, when Ms. Friedman was first appointed as CEO, until December 31, 2022, our TSR was 20.3%, compared to 14.0% for our peer exchanges group and 11.4% for the S&P 500 for such period. Our TSR has also outperformed the S&P 500 TSR over the one-year and three-year periods ending December 31, 2022. Additionally, under Ms. Friedman's leadership, Nasdaq has consistently returned capital to shareholders through quarterly dividends and share repurchases. During Ms. Friedman's tenure as CEO and as a director, the Board and management team have continued to enhance Nasdaq's ESG and executive compensation practices and processes, and strengthened the Board's oversight of significant operating, financial, and human capital management issues. Our Board believes Ms. Friedman's dual role will enable her to continue to position Nasdaq for growth and success.

A Strong Lead Independent Director Provides Oversight and Balance

Nasdaq's Corporate Governance Guidelines require the Board to elect a non-management, independent director annually to serve as the Lead Independent Director when the roles of Chair and CEO are combined. The responsibilities of the Lead Independent Director include, but are not limited to:

- presiding at all meetings of the Board at which the Chair is not present;

- presiding during Executive Sessions of the Board;

- calling meetings of the independent directors or the Board, as appropriate;

- facilitating discussion and open dialogue among the independent directors during Board meetings, Executive Sessions, and outside of Board meetings;

- briefing the Chair and CEO on issues discussed during Executive Sessions;

- serving as a liaison among the Chair and CEO and the other directors;

- together with the Chair and CEO, approving Board meeting agendas and schedules to assure content and sufficient time for discussion of all agenda items;

- authorizing the retention of advisors and consultants who report directly to the Board, when appropriate;

- reviewing and reporting on the results of the Board and Committee assessments;

- discussing Board and Committee performance, effectiveness, and composition (including feedback from individual directors), with the Chair and CEO and meeting individually with independent directors as needed; and

- being available for consultation and direct communication with major investors and other stakeholders upon request.

Our Corporate Governance Guidelines are available on our website at ir.nasdaq.com.

These significant Lead Independent Director responsibilities contribute meaningfully to the Board's independent oversight of management and help ensure that the perspectives of our independent directors are represented on the Board. Our Board believes that our leadership structure creates an environment in which the Board can work effectively and communication flows openly and efficiently between management and the Board.

A Robust Governance Framework Is In Place to Protect Shareholders

Our Board also believes that the robust governance framework in place provides the independent leadership and oversight sought by the proposal. The current governance framework supports the independent Board leadership structure necessary to oversee management, including the CEO. This framework includes:

- All of our Board members, except Ms. Friedman, are independent under applicable listing standards, and all directors are elected annually by shareholders by majority voting.

- We have elected three new directors since 2019, all of whom are independent, have brought new and diverse perspectives and experiences, and have added to our Board's mix of objectivity, skills, and varied expertise. We are a leader in board diversity; assuming that all of the director nominees are elected at the 2023 Annual Meeting, women will comprise 36% of our Board and 36% of our Board will be racially/ethnically diverse.

- Our Lead Independent Director has extensive expertise regarding our business and operations, and our Board, having previously served as Chair. The Board believes he is well-qualified to serve as our Lead Independent Director.

- At each of our Board meetings, our independent directors have the opportunity to meet in independent director-only executive sessions chaired by our Lead Independent Director without members of management present. Our independent directors use these executive sessions to discuss matters of concern as well as any matter they deem appropriate, including compensation of the Chair and CEO, succession planning, and Board effectiveness.

- Our Audit & Risk, Management Compensation, and Nominating & ESG Committees are fully independent and operate under a written charter approved by such Committee. The Committee charters are annually reviewed and, if necessary, revised to reflect new regulations, incorporate governance best practices, or reflect changing Company operations or processes.

- The Board, and each Board committee, are authorized to engage independent advisors and consultants on any matter.

- Our Board conducts a formal annual evaluation of the Chair and CEO in an executive session where Ms. Friedman is not present.

- Our Board has access to members of management, and if necessary, their reports, to discuss matters confidentially.

- We adopted a proxy access provision that allows a shareholder (or group of shareholders) that complies with certain customary requirements to nominate candidates for service on the Board and have those candidates included in Nasdaq's proxy materials.

- Shareholders have resolutely endorsed our executive compensation policies and practices through our annual say on pay shareholder votes at our Annual Meetings, with 95.9% approval in 2022, 94.5% approval in 2021, and 96.9% approval in 2020.

For further information on Nasdaq's robust governance framework, see the "Our Board" and "Governance" sections of this Proxy Statement.

 

Summary

The Board believes that a rigid policy, set forth in our governing documents, for the selection of the Board's leadership structure is unnecessary and not in the best interests of the Company and our shareholders.

Moreover, the Board believes that the most appropriate Board leadership structure for Nasdaq at this time is to combine the roles of Chair and CEO and to have a separate Lead Independent Director.

The Board believes that our strong corporate governance policies and practices, including the clear and significant role of our Lead Independent Director, empower our independent directors to effectively oversee Nasdaq's management and provide an effective and appropriately balanced Board governance structure, which benefits both Nasdaq and our shareholders.

Other Business

The Nasdaq Board knows of no business other than the matters described in this Proxy Statement that will be presented at the Annual Meeting. To the extent that matters not known at this time may properly come before the Annual Meeting, absent instructions thereon to the contrary, the enclosed proxy will confer discretionary authority with respect to such other matters and it is the intention of the persons named in the proxy to vote in accordance with their judgment on such other matters.

Security Ownership of Certain Beneficial Owners and Management

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock as of the record date by:

- each person who is known by us to own beneficially more than 5% of our common stock;

- each current director and nominee for director;

- each NEO; and

- all directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. All vested options, vested shares of underling RSUs, and vested shares underlying PSUs referred to in the table were granted under the Equity Plan. Shares of common stock underlying options that are currently exercisable, or shares of RSUs that will vest within 60 days of the record date, are considered outstanding and beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Holders of RSUs and PSUs granted under the Equity Plan have the right to direct the voting of the shares underlying those RSUs and PSUs only to the extent the shares are vested.

As of the record date, 490,765,926 shares of common stock were outstanding. Except as noted below, each shareholder is entitled to the number of votes equal to the number of shares of common stock held by such shareholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

 

Beneficial Ownership

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class
Borse Dubai Limited[1] Level 7, Precinct Building 5, Gate District DIFC, Dubai UAE	89,341,545	18.2%
Investor AB[2] Innax AB, Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden	58,182,426	11.9%
The Vanguard Group, Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	42,696,652	8.7%
Massachusetts Financial Services Company[4] 111 Huntington Avenue Boston, MA 02199	34,141,493	7.0%
BlackRock, Inc.[5] 55 East 52nd Street New York, NY 10055	26,673,504	5.4%
Melissa M. Arnoldi[6]	37,071	*
Charlene T. Begley[7]	36,459	*
Steven D. Black[8]	140,469	*
Adena T. Friedman[9]	2,482,376	*
Essa Kazim[10]	129,099	*
Thomas A. Kloet[11]	82,029	*
Michael R. Splinter[12]	207,765	*
Johan Torgeby[13]	3,857	*
Toni Townes-Whitley[14]	7,929	*
Jeffery W. Yabuki[15]	75	*
Alfred W. Zollar[16]	32,799	*
Tal Cohen	64,600	*
Ann M. Dennison	51,451	*
P.C. Nelson Griggs	121,207	*
Bradley J. Peterson	87,918	*
All Directors and Executive Officers of Nasdaq as a Group (20 Persons)[17]	3,674,745	*

* Represents less than 1%.

1. As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 89,341,545 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 89,341,545 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

2. As of the record date, based solely on information included in an amendment to Schedule 13D, filed December 16, 2022, Innax AB had sole voting and dispositive power over 58,182,426 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 shares held by Innax AB.

3. As of the record date, based solely on information included in a Schedule 13G/A, filed February 9, 2023, The Vanguard Group, Inc. indicated that it has beneficial ownership of 42,696,652 shares, sole voting power with respect to 0 shares, shared voting power with respect to 473,748 shares, sole dispositive power with respect to 41,305,171 shares, and shared dispositive power with respect to 1,391,481 shares.

4. As of the record date, based solely on information included in a Schedule 13G/A, filed February 8, 2023, Massachusetts Financial Services Company indicated that it has beneficial ownership of 34,141,493 shares, sole voting power with respect to 31,853,798 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 34,141,493 shares, and shared dispositive power with respect to 0 shares.

5. As of the record date, based solely on information included in a Schedule 13G, filed February 3, 2023, BlackRock, Inc. indicated that it has beneficial ownership of 26,673,504 shares, sole voting power with respect to 23,871,430 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 26,673,504 shares, and shared dispositive power with respect to 0 shares. The Schedule 13G includes shares beneficially held by the following subsidiaries of BlackRock, Inc.: BlackRock Life Limited; BlackRock International Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd.

6. Includes 5,367 RSUs vesting within 60 days.

7. Includes 5,076 RSUs vesting within 60 days.

8. Includes 7,320 RSUs vesting within 60 days.

9. Includes 806,451 vested options and an aggregate of 147,000 shares indirectly held by Ms. Friedman, which shares were gifted for estate planning purposes to two separate family trusts for the benefit of her children, of which trusts Ms. Friedman's spouse is the trustee and Ms. Friedman's brother is the investment advisor.

10. Includes 6,636 RSUs vesting within 60 days. Excludes shares of Nasdaq common stock owned by Borse Dubai. H.E. Kazim, who is Chairman of Borse Dubai, disclaims beneficial ownership of such shares.

11. Includes 7,320 RSUs vesting within 60 days. Also includes an aggregate of 68,709 shares indirectly held by Mr. Kloet, which shares were gifted to a family trust, of which trust Mr. Kloet is trustee and beneficiary.

12. Includes 10,152 RSUs vesting within 60 days. Also includes an aggregate of 4,074 shares indirectly held by Mr. Splinter, which shares were gifted to family trusts, of which trusts Mr. Splinter is a trustee.

13. Includes 3,857 RSUs vesting within 60 days.

14. Includes 5,076 RSUs vesting within 60 days.

15. Includes 60 shares indirectly held by Mr. Yabuki in a revocable family trust in which he is the trustee, and 15 shares held by the Yabuki Family Foundation. Mr. Yabuki is a trustee of the Yabuki Family Foundation. As a trustee, Mr. Yabuki has voting and investment power over the shares held by the foundation. These shares are, accordingly, included in his reported beneficial ownership.

16. Includes 7,026 RSUs vesting within 60 days.

17. Includes 57,830 RSUs vesting within 60 days.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors, and shareholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

We believe that during fiscal year 2022 all of our directors and executive officers complied with these requirements with the following exception: a filing by Mr. Oliver Albers on Form 3 was filed one day late due to a ministerial error.

 

Nasdaq's Employee Networks

Nasdaq's employee-led affinity networks enable employees to support each other and come together on shared topics and interests. Our Employee Networks celebrate our diversity and provide a sense of inclusion and belonging. The networks aim to empower success of employees with initiatives that promote professional advancement; provide networking opportunities; and build mentorship, advocacy, and community outreach efforts. Our employee networks are supported by executive leadership, and each employee network has an executive sponsor. These employee networks include more than 2,400 employee members, representing 37% of our employees and contractors.

¡Adelante Nasdaq!
¡Adelante Nasdaq! is our global employee network dedicated to employees who have an interest in Hispanic/Latino culture and heritage.

Asian Professionals at Nasdaq (APAN)
APAN is a platform to support and empower our community of members through professional development and social engagements.

Global Green Team
Global Green Team brings together Nasdaq employees who are passionate about sustainability and making a positive impact on the environment and planet.

Global Link of Black Employees (GLOBE)
GLOBE provides a platform for connection and collaboration for employees who have an affinity for or interest in Black, African, African American, and West Indian culture at Nasdaq.

Nasdaq Accessibility Network
Nasdaq Accessibility Network is for employees who have disabilities themselves, who have disabilities in their families, or who have an interest in accessibility topics.

Nasdaq Administrative Professionals Network
This network enables administrative professionals across all geographies and demographics to collaborate with each other on shared topics, best practices, and interests.

The Out Proud Employees of Nasdaq (The OPEN)
The OPEN represents the LGBTQ+ employees, their families, and allies.

Parents and Caregivers
This network, which is for Nasdaq employees who identify themselves as parents or caregivers, aims to foster a workplace where employees feel confident that they can have a rewarding career while being fully committed to their family.

Software Engineer Employee Network (SEEN)
This network is for Nasdaq colleagues who are enthusiastic about software engineering. The group seeks to bring like-minded individuals together by fostering a sense of community for software professionals in a fast-paced technology environment.

Veterans@Nasdaq
This network brings together those employees who have served or are currently serving in the military, military families, and their supporters.

Women in Nasdaq (WIN)
WIN brings women and their allies at Nasdaq together and provides community, growth, learning opportunities, networking, and visibility that support the advancement of women at Nasdaq personally and professionally.

Executive Officers

Nasdaq's executive officers, as of April 28, 2023, are listed below.



Adena T. Friedman

Age: 53

Title: Chair and CEO

For Ms. Friedman's biography, see "Our Board - Proposal 1: Election of Directors."



Brendan Brothers

Age: 44

Title: Interim Head of Anti-Financial Crime

Brendan Brothers was appointed Interim Head of Anti-Financial Crime in January 2023. As co-founder of Verafin, a Nasdaq subsidiary acquired in February 2021, Mr. Brothers was the Head of Strategy from February 2021 to January 2023. Prior to the acquisition, Mr. Brothers held various senior positions at Verafin from 2003 through February 2021.



Tal Cohen

Age: 50

Title: President

Tal Cohen was appointed President of Nasdaq effective April 18, 2023. Mr. Cohen continues to serve as Division President, Market Platforms, a role he assumed January 1, 2023. Previously, he served as EVP, North American Markets from July 2019 through December 2022. Mr. Cohen joined Nasdaq in April 2016 as the SVP of North American Market Services. Prior to that, Mr. Cohen was the CEO of Chi-X Global Holdings, LLC, a global operator of trading venues, from 2010 to 2016. Prior to Chi-X, he held senior positions at Instinet, American Express, and Arthur Andersen.



Michelle L. Daly

Age: 47

Title: SVP and Controller and Principal Accounting Officer

Michelle L. Daly has served as SVP and Controller and Principal Accounting Officer since May 2021. Prior to joining Nasdaq, Ms. Daly was Managing Director and Deputy Controller at BlackRock from April 2018 through April 2021. Previously, Ms. Daly held various senior leadership positions at Goldman Sachs from 2008 through 2018, including as head of SEC reporting, and in the corporate treasury department. Prior to joining Goldman Sachs in 2008, Ms. Daly served in the audit practice at Ernst & Young LLP.

 



Ann M. Dennison

Age: 52

Title: EVP and CFO

Employee Network Executive Sponsor: Women in Nasdaq (WIN)

Ann M. Dennison has served as EVP and CFO since March 2021. Prior to that, she was SVP, Controller and Principal Accounting Officer since April 2016. Prior to joining Nasdaq, Ms. Dennison was employed by Goldman Sachs for 19 years, where she was Managing Director. Ms. Dennison joined Goldman Sachs from PriceWaterhouse.



P.C. Nelson Griggs

Age: 52

Title: President

Employee Network Executive Sponsor: The Out Proud Employees of Nasdaq (The OPEN)

P.C. Nelson Griggs was appointed President of Nasdaq effective April 18, 2023. Mr. Griggs continues to serve as Division President, Capital Access Platforms, a role he assumed January 1, 2023. Prior to that, he served as EVP, Corporate Platforms from April 2018 through December 2022. Mr. Griggs is also President of The Nasdaq Stock Market. Previously, Mr. Griggs was EVP, Listing Services from October 2014 through April 2018 and SVP, New Listings from July 2012 through October 2014. Since joining Nasdaq in 2001, Mr. Griggs has served in a myriad of other roles including SVP, Listings Asia Sales and VP, Listings. Prior to joining Nasdaq, Mr. Griggs worked at Fidelity Investments and a San Francisco-based startup company.



Bradley J. Peterson

Age: 63

Title: EVP and CIO/CTO

Employee Network Executive Sponsor: Software Engineer Employee Network (SEEN); Women in Nasdaq (WIN)

Bradley J. Peterson has served as EVP and CIO/CTO since February 2013. Previously, Mr. Peterson served as EVP and CIO at Charles Schwab, Inc. from May 2008 to February 2013. Mr. Peterson was CIO at eBay from April 2003 through May 2008. From July 2001 through March 2003, Mr. Peterson was the Managing Director and Chief Operating Officer at Epoch Securities after its merger with Goldman Sachs Group, Inc. He also has held senior executive positions at Epoch Partners, Inc., Charles Schwab & Company, and Pacific Bell Wireless (now part of AT&T).



Jeremy Skule

Age: 49

Title: EVP and Chief Strategy Officer

Employee Network Executive Sponsor: Global Green Team; Veterans@Nasdaq

Jeremy Skule has served as EVP and Chief Strategy Officer since January 2021. Previously, Mr. Skule was EVP and Chief Marketing Officer since April 2018, after previously serving as SVP and Chief Marketing Officer since 2012. Mr. Skule joined Nasdaq in 2012 from UBS, where he led Marketing and Communications for the Wealth Management business. Prior to UBS, Mr. Skule was the Chief Communications Officer at MF Global. Previously, he led the financial services practice at FleishmanHillard, a division of Omnicom Group, one of the largest global public relations and marketing agencies. Mr. Skule's career has spanned senior communications positions and marketing leadership roles in Washington, DC and New York.



Bryan E. Smith

Age: 50

Title: EVP and Chief People Officer

Employee Network Executive Sponsor: ¡Adelante Nasdaq!

Bryan E. Smith has served as EVP and Chief People Officer since January 2020, after previously serving as SVP and Chief People Officer since 2012. Prior to joining Nasdaq in 2012, he was a founding partner with Meridian Compensation Partners LLC, an independent executive compensation advisory firm, where he provided advice to boards of directors and senior management teams on the full range of executive and board compensation issues. Prior to Meridian Compensation Partners, Mr. Smith was a Principal at Hewitt Associates LLC (now Aon Hewitt), a global human resource consulting and outsourcing firm, where he held various senior human resources outsourcing and consulting roles.



John A. Zecca

Age: 55

Title: EVP and Chief Legal, Risk and Regulatory Officer

Employee Network Executive Sponsor: Parents and Caregivers

John A. Zecca has served as EVP and Chief Legal and Regulatory Officer since October 2019. In April 2022, Mr. Zecca also became the Chief Risk Officer. Previously, Mr. Zecca was SVP, General Counsel North America, and Chief Regulatory Officer from April 2018 to September 2019, after serving as SVP, Senior Deputy General Counsel from July 2017 to April 2018. Mr. Zecca was SVP, MarketWatch, Nasdaq's market surveillance group, from January 2010 to July 2017 and before that, he held a variety of other legal and regulatory roles at Nasdaq. Prior to joining Nasdaq in 2001, Mr. Zecca served as legal counsel to an SEC Commissioner and practiced corporate and securities law at both Hogan Lovells and Kaye Scholer.

 

Certain Relationships and Related Transactions

The Audit & Risk Committee of the Board has adopted a written policy requiring notification, review, and approval of related person transactions. On an annual basis, the Audit & Risk Committee reviews and approves the policy on related person transactions.

Under the policy, all related person transactions are subject to ongoing review and approval or ratification by the Audit & Risk Committee. For purposes of the policy, a "related person" generally includes directors, director nominees, executive officers, greater than 5% shareholders, immediate family members of any of the foregoing, and entities that are affiliated with any of the foregoing.

Under the policy, related person transactions that are conducted in the ordinary course of Nasdaq's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties are considered pre-approved by the Audit & Risk Committee. The Transaction Review Committee (consisting of employees in Finance, Internal Audit, and the Legal, Risk and Regulatory Group) is responsible for determining if a transaction meets the pre-approval requirements. If the pre-approval requirements are not met, the transaction is referred to the Audit & Risk Committee for review and approval or ratification.

In determining whether to approve or ratify a related person transaction, the Audit & Risk Committee considers, among other things, the following factors:

- whether the terms of the related person transaction are fair to Nasdaq and whether such terms would be on the same basis if the transaction did not involve a related person;
- whether there are business reasons for Nasdaq to enter into the related person transaction;
- whether the related person transaction would impair the independence of an outside director;
- whether the related person transaction would present a conflict of interest for any director or executive officer of Nasdaq, taking into account:
  - » the size of the transaction;
  - » the overall financial position of the director or executive officer;
  - » the direct or indirect nature of the director's or executive officer's interest in the transaction; and
  - » the ongoing nature of any proposed relationship;
- whether the related person transaction is material, taking into account:
  - » the importance of the interest to the related person;
  - » the relationship of the related person to the transaction and of related persons to each other;
  - » the dollar amount involved; and
  - » the significance of the transaction to Nasdaq investors in light of all the circumstances; and
- whether the related person transaction aligns with Nasdaq's culture of integrity and potential reputational risk implications.

The following section describes certain transactions since the beginning of the fiscal year ended December 31, 2022, in which Nasdaq or any of its subsidiaries was a party, the amount involved exceeded $120,000, and a related person may have had, or may have, a direct or indirect material interest. In addition to the transactions described below, certain of our directors or director nominees are officers or partners of companies or private equity firms which, directly or through their controlled portfolio companies, enter into commercial transactions with Nasdaq or its subsidiaries from time to time in the ordinary course of business. We do not believe that such directors or director nominees have a direct or indirect material interest in such transactions. In accordance with our policy, all such transactions, and the transactions discussed below, have been reviewed and approved or ratified by the Audit & Risk Committee of our Board or received pre-approval, as discussed above.

Borse Dubai

As of the record date, Borse Dubai owned approximately 18.2% of Nasdaq's common stock. Nasdaq is party to several commercial agreements with Borse Dubai and/or its affiliates that were negotiated on an arms-length basis and entered into in the ordinary course of business. Under these agreements, Borse Dubai or its affiliates paid Nasdaq approximately $0.9 million in 2022, primarily for marketplace technology and surveillance products and services.

Skandinaviska Enskilda Banken AB

Mr. Johan Torgeby, the President and CEO of Skandinaviska Enskilda Banken AB (SEB), a Nordic financial services group listed on Nasdaq Stockholm that offers banking services in Sweden and the Baltic countries, is a member of our Board and is the Board designee of Investor AB, which owned approximately 11.9% of our common stock as of the record date. Mr. Torgeby joined the Board in July 2022 and became Investor AB's Board designee in December 2022 in connection with an amendment to our stockholders' agreement with Investor AB executed in December 2022.

Nasdaq has from time to time entered into various transactions with SEB in the ordinary course of business. SEB paid Nasdaq approximately $11.5 million in 2022 for various products and services, primarily related to trading fees and market data, and Nasdaq paid SEB approximately $1.5 million in 2022, which amount includes expenses for treasury services, including related to SEB acting as a passive manager for Nasdaq's bond offering in March 2022, and services related to the administration of Nasdaq's employee pension program in Europe. SEB is also one of several lenders for certain of Nasdaq's credit facilities, with such loans made in the ordinary course and on substantially the same terms as those for comparable loans. As of April 28, 2023, Nasdaq had no amounts outstanding under such facilities.

 

Annual Meeting FAQs

1. What is included in the proxy materials? What is a proxy statement and what is a proxy? What is the Notice of Internet Availability?

The proxy materials for our 2023 Annual Meeting of Shareholders include this Proxy Statement (including the Meeting Notice) and the Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy involves your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for the 2023 Annual Meeting of Shareholders. These two officers are John A. Zecca and Erika Moore. The form of proxy and this Proxy Statement have been approved by the Board and are being provided to shareholders by its authority.

Shareholders who have not requested "full set delivery" of the proxy materials will receive a Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability contains instructions for accessing and reviewing our proxy materials and submitting a proxy over the internet. Our proxy materials were made available at proxyvote.com on the date that we first mailed or delivered the Notice of Internet Availability. The Notice also will tell you how to request our proxy materials in printed form or by e-mail, at no charge. The Notice contains a 16-digit control number that you will need to submit a proxy to vote your shares. We encourage shareholders to access our proxy materials electronically to reduce our impact on the environment.

2. What different methods can I use to vote?

You can vote by any of the following methods.

By Internet. The Notice of Internet Availability of Proxy Materials contains the website address (proxyvote.com) for internet proxy submission. Internet proxy submission is available 24 hours a day until 11:59 p.m. (Eastern Time) on June 20, 2023. You must enter your 16-digit control number, which is printed in the lower right-hand corner of the Notice of Internet Availability, and you will be given the opportunity to confirm that your instructions have been properly recorded.

By Phone. In the U.S. and Canada, you can vote your shares by calling +1 800 690 6903. Telephone proxy submission is available 24 hours a day until 11:59 p.m. (Eastern Time) on June 20, 2023. When you submit a proxy by telephone, you will be required to enter your 16-digit control number. You will then receive easy-to-follow voice prompts allowing you to instruct the proxy holders how to vote your shares and to confirm that your instructions have been properly recorded. If you are located outside the U.S. or Canada, you should instruct the proxy holders how to vote your shares by internet or by mail.

By Mail. If you choose to submit a proxy by mail after requesting and receiving printed proxy materials, simply complete, sign, and date your proxy card and return it in the postage-paid envelope provided.

3. Why is the Annual Meeting a virtual meeting? How do I attend?

Our Annual Meeting of Shareholders is conducted virtually through a live webcast and online shareholder tools. This promotes shareholder attendance and participation, enabling shareholders to participate fully, and equally, from any location around the world, free of charge. Given our global footprint, we believe this is the right choice. The virtual format results in cost savings to the Company and shareholders and is designed to enhance shareholder access, participation, and communication.

Shareholders as of the record date may attend the Annual Meeting by logging in at virtualshareholdermeeting.com/NDAQ2023. To log in, shareholders (or their authorized representatives) will need the 16-digit control number provided on their proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials. If you are not a shareholder or do not have a 16-digit control number, you still may access the meeting as a guest, but you will not be able to participate.

We encourage you to access the Annual Meeting before it begins. Online check-in will start shortly before the meeting on June 21, 2023. We will have technicians ready to assist you with any technical difficulties that you may have accessing our virtual Annual Meeting. If you encounter any problems accessing the virtual Annual Meeting during check-in or during the Annual Meeting, please call the technical support number that will be posted on our Annual Meeting platform log-in page, at virtualshareholdermeeting.com/NDAQ2023.

You do not need to access the Annual Meeting webcast to vote if you submitted your vote via proxy in advance of the meeting. An audio replay of the Annual Meeting, including the questions answered during the meeting, will be available on http://ir.nasdaq.com until the 2024 Annual Meeting of Shareholders.

4. Can I ask questions at the Annual Meeting?

The Annual Meeting will include a question and answer session that will include questions submitted in advance of, and questions submitted during, the meeting. You may submit a question in advance of the meeting at proxyvote.com. You may submit a question during the meeting through virtualshareholdermeeting.com/NDAQ2023. In both cases, you must provide your 16-digit control number.

As part of the Annual Meeting, we will hold a Q&A session, during which we intend to answer all questions submitted before or during the Annual Meeting in accordance with the Meeting Rules (which will be made available on the Annual Meeting website) and which are pertinent to the Company and the Annual Meeting matters, as time permits. We will limit each shareholder to one question in order to allow us to answer questions from as many shareholders as possible. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. Answers to questions that are not addressed during the Annual Meeting will be published following the meeting at ir.nasdaq.com.

Questions regarding personal matters, or regarding general economic, political, or other views that are not directly related to the business of Nasdaq, are not pertinent to Annual Meeting matters and therefore will not be answered.

We want to be sure that our shareholders are afforded the same rights and opportunities to participate as at an in-person meeting, so our Board and Committee Chairs, Lead Independent Director, members of the Management Committee, and representatives of Ernst & Young LLP will join the virtual Annual Meeting and be available for questions.

 

5. **What is the difference between holding shares as a shareholder of record and as a beneficial owner?**

    If your shares are registered directly in your name with our registrar and transfer agent, Computershare, you are considered a "shareholder of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

6. **What if I am a beneficial owner and do not give voting instructions to my broker? What is a broker non-vote?**

    As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker, or other nominee by the deadline provided in the materials you receive from your bank, broker, or other nominee. If you do not provide voting instructions to your bank, broker, or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

    Discretionary Items. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is a discretionary item. Banks, brokers, and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal at their discretion.

    Non-Discretionary Items. All the other proposals in this Proxy Statement are non-discretionary items. Banks, brokers, and other nominees that do not receive voting instructions from beneficial owners may not vote on these proposals, resulting in a "broker non-vote."

    If you hold your shares through a bank, broker, or other nominee, it is important that you cast your vote if you want it to count on all of the matters to be considered at the Annual Meeting.

7. **What proposals are to be voted on at the 2023 Annual Meeting of Shareholders, and what are the voting standards?**

Proposal	Nasdaq Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1. Election of 11 directors (Non-Discretionary Item)	FOR EACH NOMINEE	Majority of votes cast	Not counted as votes cast and therefore have no effect
2. Advisory vote to approve the Company's executive compensation (Non-Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy and entitled to vote on the matter	Abstentions have the effect of a vote against the proposal; broker non-votes have no effect
3. Advisory vote to approve the frequency of future advisory votes on the Company's executive compensation (Non-Discretionary Item)	ONE YEAR	The frequency (every one year, two years or three years) receiving the greatest number of votes will be considered the frequency recommended by shareholders	Abstentions and broker non-votes have no effect
4. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (Discretionary Item)	FOR	Majority of the votes present in person or represented by proxy and entitled to vote on the matter	Abstentions have the effect of a vote against the proposal; there will not be broker non-votes

Proposal	Nasdaq Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
5. Shareholder proposal – Independent Board Chairman (Non-Discretionary Item)	AGAINST	Majority of the votes present in person or represented by proxy and entitled to vote on the matter	Abstentions have the effect of a vote against the proposal; broker non-votes have no effect

The proxy provides that each shareholder may vote his or her Nasdaq shares "For," "Against," or "Abstain" on individual nominees and each of the other proposals, except on Proposal 3. Shareholders may vote to hold advisory votes every "One Year," "Two Years," or "Three Years" or may "Abstain" on Proposal 3. Whichever method you select to transmit your instructions, the proxy holders will vote your shares as provided by those instructions. **If you provide a proxy without specific voting instructions, the proxy holders will vote your Nasdaq shares in accordance with the Board recommendations noted above.**

The votes to approve executive compensation and on the frequency of future votes on executive compensation are advisory only and, therefore, the result of these votes will not be binding on our Board or Management Compensation Committee. Accordingly, our Board and Management Compensation Committee will consider the outcome of these votes when evaluating our executive compensation program in the future and when determining how often to hold future advisory votes on executive compensation.

The shareholder proposal (Proposal 5) is precatory, meaning that it requests that the Board take a specific action, and therefore, the results of the vote on that proposal will not be binding on the Board. The Board will consider the outcome of the shareholder vote in considering next steps on this matter for the upcoming year. If the shareholder proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

8. **What can I do if I change my mind after I vote my shares?**

    You can change your vote by revoking your proxy at any time before it is exercised in one of two ways: submit a later dated proxy (including a proxy submitted through the internet at proxyvote.com, by telephone or by proxy card); or notify Nasdaq's Corporate Secretary by email at corporatesecretary@nasdaq.com that you are revoking your proxy.

    If you are a beneficial owner of Nasdaq shares held by a bank, broker, or other nominee, you will need to contact the bank, broker, or other nominee to revoke your proxy.

9. **How many votes do I have?**

    Each share of common stock has one vote, subject to the voting limitation in our Amended and Restated Certificate of Incorporation that generally prohibits a shareholder from voting in excess of 5% of the total voting power of Nasdaq.

10. **Are votes confidential?**

    Proxies, ballots, and voting instruction forms are handled on a confidential basis to protect your voting privacy. This information will be disclosed only to those recording the vote, except if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. Comments written on your proxy, ballot, or voting instruction form are not confidential.

 

11. What constitutes a quorum for the Annual Meeting?

The presence of the holders of a majority (greater than 50%) of the votes entitled to be cast at the meeting constitutes a quorum. Presence may be in person or by proxy. Abstentions and broker non-votes are counted as present and entitled to vote at the meeting for purposes of determining a quorum. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting.

12. Who counts and tabulates the votes?

Broadridge Financial Solutions, Inc. counts and tabulates the votes and acts as the inspector of elections.

13. When will the Company announce the voting results?

Preliminary results will be announced at the meeting and, thereafter, final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting and will be posted on http://ir.nasdaq.com.

14. How are proxies solicited, and what is the cost?

Soliciting a proxy is the outreach to obtain the authorization of shareholders to vote on their behalf at a shareholder meeting. We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers, or employees (who will not receive any additional compensation for these solicitations), in person or mail, telephone, videoconference, email, or other electronic transmission. Upon request, Nasdaq will reimburse banks, brokers, and other nominees for their reasonable expenses in sending proxy materials to their customers and obtaining their proxies. Nasdaq has engaged Innisfree M&A Incorporated to assist in soliciting proxies at a fee of $30,000, plus costs and expenses.

15. What is "householding," and how does it affect me?

Nasdaq has adopted a practice approved by the SEC known as "householding" to reduce printing and postage fees for the meeting notice. "Householding" means that shareholders who share the same last name and address will receive only one copy of the proxy materials unless we receive instructions to the contrary from any shareholder at that address. We will promptly deliver a separate copy of the proxy materials to you if you contact us with your request via phone (+1 212 401 8737) or email (investor.relations@nasdaq.com). If you wish to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee, or you may contact us at the above telephone number or email address.

16. Will you make a list of shareholders entitled to vote at the 2023 Annual Meeting of Shareholders available?

A list of record holders entitled to vote at the Annual Meeting will be available from June 7, 2023 through the Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m. (Eastern Time), at our principal executive offices (151 W. 42nd Street, New York, New York 10036). To make arrangements to view the list, please contact our Corporate Secretary by email at corporatesecretary@nasdaq.com. To access the list during the Annual Meeting, please visit virtualshareholdermeeting.com/NDAQ2023 and enter your 16-digit control number.

17. How can I view or request copies of the Company's SEC filings?

The Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports are available free of charge on the "Financials—SEC Filings" page of our Investor Relations website, which can be found at http://ir.nasdaq.com/financials/sec-filings. We will furnish, without charge, a copy of the Form 10-K, including the financial statements, to any shareholder upon request to the Nasdaq Investor Relations Department, Attention: Ato Garrett, 151 W. 42nd Street, New York, New York 10036, in writing, or by email at investor.relations@nasdaq.com.

18. How do I submit a proposal or director nomination for inclusion in the 2024 Proxy Statement?

Nasdaq shareholders who wish to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Proxy Statement for Nasdaq's 2024 Annual Meeting must submit them on or before December 30, 2023 to the Corporate Secretary and must otherwise comply with the requirements of Rule 14a-8.

Our By-Laws include a proxy access provision that permits a shareholder, or a group of shareholders, owning at least 3% of our outstanding shares of common stock continuously for at least three years, to nominate and include in the proxy materials for an Annual Meeting, director nominees constituting up to the greater of two individuals and 25% of the total number of directors then in office, provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Notice of director nominations submitted under these requirements must be received no earlier than November 30, 2023 and no later than December 30, 2023.

Nasdaq shareholders may also recommend individuals for consideration by the Nominating & ESG Committee for nomination to the Nasdaq Board. Holders should submit such recommendations in writing, together with any supporting documentation the holder deems appropriate, to Nasdaq's Corporate Secretary prior to January 31, 2024.

19. How do I submit other proposals or director nominations for presentation at the 2024 Annual Meeting?

Our By-Laws also establish an advance notice procedure for other proposals or director nominations that are not submitted for inclusion in the Proxy Statement, but that a shareholder instead wishes to present directly at an Annual Meeting. Under these procedures, a shareholder must deliver a notice containing certain information, as set forth in the By-Laws, to Nasdaq's Corporate Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the prior year's meeting. Assuming the 2024 Annual Meeting is held according to this year's schedule, the notice must be delivered on or prior to the close of business on March 23, 2024, but no earlier than the close of business on February 22, 2024. However, if Nasdaq holds its Annual Meeting on a date that is more than 30 days before or 70 days after such anniversary date, the notice must be delivered no earlier than the close of business on the 120th day prior to the date of the Annual Meeting nor later than the close of business on the later of (i) the 90th day prior to the date of the Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Nasdaq.

In addition to satisfying the foregoing requirements of our By-Laws, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Nasdaq's director nominees in compliance with Exchange Act Rule 14a-19 must provide a notice that sets forth the information required by Rule 14a-19 no later than April 22, 2024.

 

How to Vote

Use any of the following methods and your 16-digit control number:



Online
Visit proxyvote.com
Visit 24/7



By Phone
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



By Mail
Cast your ballot, sign your proxy card, and return by postage-paid envelope



Attend the Annual Meeting
Vote during the meeting by following the instructions on the website

Annex A





Non-GAAP Financial Measures

We recommend investors review the U.S. GAAP financial measures included in this Proxy Statement, as well as the Form 10-K, including our consolidated financial statements and the notes thereto.

In addition to disclosing results determined in accordance with U.S. GAAP, we have also provided non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS. Management uses this non-GAAP information internally, along with U.S. GAAP information, in evaluating our performance and in making financial and operational decisions. We believe our presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these measures is useful to investors for period-to-period comparisons of our ongoing operating performance.

These measures are not in accordance with, or an alternative to, U.S. GAAP, and may be different from non-GAAP measures used by other companies. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. Investors should not rely on any single financial measure when evaluating our business. This non-GAAP information should be considered as supplemental in nature and is not meant as a substitute for our operating results in accordance with U.S. GAAP. We recommend investors review the U.S. GAAP financial measures included in this Proxy Statement, as well as the Form 10-K, including our consolidated financial statements and the notes thereto. When viewed in conjunction with our U.S. GAAP results and the accompanying reconciliation, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than U.S. GAAP measures alone.

We understand that analysts and investors regularly rely on non-GAAP financial measures, such as non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS, to assess operating performance. We use non-GAAP net income attributable to Nasdaq and non-GAAP diluted EPS because they highlight trends more clearly in our business that may not otherwise be apparent when relying solely on U.S. GAAP financial measures, since these measures eliminate from our results specific financial items that have less bearing on our ongoing operating performance. Non-GAAP net income attributable to Nasdaq for the periods presented below is calculated by adjusting for the following items:

Amortization expense of acquired intangible assets: We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations. As such, if intangible asset amortization is included in performance measures, it is more difficult to assess the day-to-day operating performance of the businesses and the relative operating performance of the businesses between periods.

Merger and strategic initiatives expense: We have pursued various strategic initiatives and completed acquisitions and divestitures in recent years that have resulted in expenses which would not have otherwise been incurred. The frequency and the amount of such expenses vary significantly based on the size, timing, and complexity of the transaction. These expenses generally include integration costs, as well as legal, due diligence, and other third-party transaction costs.

Restructuring charges: In 2022, following our September announcement to realign our segments and leadership, we initiated a divisional alignment program with a focus on realizing the full potential of this structure. In 2019, we initiated the transition of certain technology platforms to advance our strategic opportunities as a technology and analytics provider and continue the realignment of certain business areas. See Note 20, "Restructuring Charges," to the consolidated financial statements in the Form 10-K for further discussion of our 2022 divisional alignment program as well as our 2019 restructuring plan, which was completed in June 2021.

Net income from unconsolidated investee: See "Equity Method Investments," of Note 6, "Investments," to the consolidated financial statements in the Form 10-K for further discussion. Our income on our investment in The Options Clearing Corporation, or OCC, may vary significantly compared to prior periods due to the changes in OCC's capital management policy.

Other significant items: We have excluded certain other charges or gains, including certain tax items, that are the result of other non-comparable events to measure operating performance.

For 2022, other significant items primarily included:

- accruals related to a legal matter and a regulatory matter offset by the release of $5 million in relation to the reduction of the administrative fine issued by the Swedish Financial Supervisory Authority, or SFSA, which are included in regulatory expense in the consolidated financial statements in the Form 10-K; and

- a loss on extinguishment of debt, which is included in general, administrative and other expense in our Consolidated Statements of Income and net gains and losses from strategic investments entered into through our corporate venture program, which are included in other income in our Consolidated Statements of Income in the Form 10-K.

For 2021, other significant items primarily included:

- a charge related to an administrative fine imposed by the SFSA associated with the default that occurred in 2018. See "Nasdaq Commodities Clearing Default," of Note 15, "Clearing Operations," to the consolidated financial statements in the Form 10-K for further discussion;

- a loss on extinguishment of debt;

- a net gain on a divestiture of a business, which represents our pre-tax net gain of $84 million on the sale of our U.S. Fixed Income business; and

- gains from strategic investments entered into through our corporate venture program, which are included in other income in our Consolidated Statements of Income in the Form 10-K.

For 2020, other significant items primarily included:

- a provision for notes receivable associated with the funding of technology development for the Consolidated Audit Trail;

- a loss on extinguishment of debt;

- charges associated with duplicative rent and impairment of leasehold assets related to our global headquarters move;

- charitable donations made to the Nasdaq Foundation, COVID-19 response and relief efforts, and social justice charities; and

- the reversal of a $6 million regulatory fine issued by the SFSA, which is recorded in regulatory expense in the Consolidated Statements of Income in the Form 10-K.

The above charges, with the exception of those noted differently above, are recorded in general, administrative, and other expense in our Consolidated Statements of Income in the Form 10-K.

Significant tax items:

The non-GAAP adjustment to the income tax provision included the tax impact of each non-GAAP adjustment and:

- for 2021, return-to-provision adjustment and a prior period tax benefit.

- for 2020, a tax benefit on compensation-related deductions determined to be allowable.

- for 2020, excess tax benefits related to employee share-based compensation to reflect the recognition of the income tax effects of share-based awards when awards vest or are settled. This item is subject to volatility and will vary based on the timing of the vesting of employee share-based compensation arrangements and fluctuation in our stock price. Beginning with the quarter ended March 31, 2021, such excess tax benefits are no longer included as a non-GAAP adjustment as they do not have a material impact on period-over-period comparison.

 

	Year Ended December 31,		
	2022	2021	2020
	(in millions, except per share amounts)		
U.S. GAAP net income attributable to Nasdaq	$1,125	$1,187	$933
Non-GAAP adjustments:			
Amortization expense of acquired intangible assets	153	170	103
Merger and strategic initiatives expense	82	87	33
Restructuring charges	15	31	48
Net income from unconsolidated investee	(29)	(52)	(70)
Regulatory matters	1	33	(6)
Provision for notes receivable	—	—	6
Extinguishment of debt	16	33	36
Net gain on divestiture of business	—	(84)	—
Charitable donations	—	—	17
Other	27	(71)	14
Total non-GAAP adjustments	**265**	**147**	**181**
Total non-GAAP tax adjustments	**(66)**	**(61)**	**(83)**
Total non-GAAP adjustments, net of tax	**199**	**86**	**98**
Non-GAAP net income attributable to Nasdaq	**$1,324**	**$1,273**	**$1,031**
U.S. GAAP effective tax rate	**23.9%**	**22.6%**	**23.0%**
Total adjustments from non-GAAP tax rate	0.1%	1.7%	3.0%
Non-GAAP effective tax rate	**24.0%**	**24.3%**	**26.0%**
Weighted-average common shares outstanding for diluted EPS	497.9	505.1	500.7
U.S. GAAP diluted EPS	**$ 2.26**	**$ 2.35**	**$ 1.86**
Total adjustments from non-GAAP net income	0.40	0.17	0.20
Non-GAAP diluted EPS	**$2.66**	**$2.52**	**$2.06**

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this Proxy Statement contains forward-looking statements that involve a number of risks and uncertainties. Words such as "may," "will," "could," "should," "anticipates," "envisions," "estimates," "expects," "projects," "intends," "plans," "believes," and words or terms of similar substance used in connection with any discussion of future expectations as to industry or regulatory developments, business initiatives or strategies, future operating results or financial performance, and other future developments are intended to identify forward-looking statements. Nasdaq cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include, among others, statements relating to:

- our strategic direction, including changes to our corporate structure;
- the integration of acquired businesses, including accounting decisions relating thereto;
- the scope, nature, or impact of acquisitions, divestitures, investments, joint ventures, or other transactional activities;
- the effective dates for, and expected benefits of, ongoing initiatives, including transactional activities and other strategic, restructuring, technology, de-leveraging, and capital return initiatives;
- our products and services;
- our corporate governance;
- our shareholder engagement;
- our corporate culture and human capital management policies, practices, and initiatives;
- our executive compensation program; and
- our ESG programs, policies, goals, and initiatives.

Forward-looking statements involve a number of risks, uncertainties, or other factors beyond Nasdaq's control. These factors include, but are not limited to: Nasdaq's ability to implement its strategic initiatives; economic, political, and market conditions and fluctuations; geopolitical instability; government and industry regulation; interest rate risk; U.S. and global competition; and other factors detailed in Nasdaq's filings with the SEC, including its annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available on Nasdaq's investor relations website at ir.nasdaq.com and the SEC's website at sec.gov. Nasdaq undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

References To Websites

Information contained on our website, or any website that is linked to or otherwise referenced herein, is not incorporated into, or a part of, this Proxy Statement.

